2023

**Notice of Annual General Meeting
of Shareholders and
Proxy Statement**
RenaissanceRe Holdings Ltd.

RenaissanceRe

OUR
PURPOSE

is to protect communities
and enable prosperity.

OUR
VISION

is to be the best underwriter.

OUR
MISSION

is to match desirable risk
with efficient capital.

Table of Contents

2   **Letter To Our Shareholders**

4   **Notice of Annual General Meeting of Shareholders**

5   **Proxy Summary**

15   **Corporate Governance**

15   Proposal 1: Election of Four Class I Director Nominees

15   Election of Directors

23   Board Composition and Effectiveness

27   Board Structure and Processes

35   The Board's Role and Key Responsibilities

38   Director Compensation

40   **Executive Officers**

42   **Executive Compensation**

42   Proposal 2: Advisory Vote on the Compensation of Our Named Executive Officers

43   Compensation Discussion and Analysis

63   Compensation Committee Report

64   Executive Compensation Tables

75   Pay Ratio Disclosure

76   Pay Versus Performance

80   Proposal 3: Advisory Vote on the Frequency of the Executive Compensation Advisory Vote

81   **Audit Matters**

81   Proposal 4: Approval of the Appointment of PricewaterhouseCoopers Ltd. as Our Independent Registered Public Accounting Firm for the 2023 Fiscal Year and the Referral of the Auditor's Remuneration to the Board of Directors

82   Additional Information Regarding Change of Independent Auditor

83   Audit Fees

83   Pre-Approval Policies and Procedures

84   Audit Committee Report

85   **Security Ownership**

85   Security Ownership of Certain Beneficial Owners

86   Security Ownership of Management

87   **General Information**

87   About the Proxy Materials and the Annual Meeting

91   Additional Information

92   Cautionary Statement Regarding Forward-Looking Statements

93   **Appendix A: Reconciliation of Non-GAAP Financial Measures**

Letter To Our Shareholders

Dear Fellow Shareholders,

This year the Board and management together demonstrated our conviction in RenaissanceRe's strategy and consistent ability to execute on that strategy. While 2022 brought significant catastrophe and mark-to-market losses, it also led to one of the most favorable reinsurance markets in decades, one in which we took a leadership role in resetting the relationship between insurer, reinsurer and capital. During the year, our management team set, and achieved, challenging objectives, while the Board ensured rigorous oversight, robust corporate governance and shareholder-aligned executive compensation.

Financial Results and Momentum of Three Drivers of Profit

2022 was once again an elevated year for catastrophes, with Florida's Hurricane Ian being particularly notable. Industry catastrophe losses exceeded $130 billion, and resulted in an $808 million net negative impact on net loss attributable to RenaissanceRe common shareholders in 2022. Rising interest rates during the year contributed to $1.8 billion of net realized and unrealized losses in our investment portfolio, in turn contributing to a 21% decline in book value per share and (22)% return on average common equity. In the face of this significant industry and macroeconomic turmoil, we reported an operating return on average common equity of 6%[1]. While we aspire to higher operating returns, this is a significant improvement from 2021, despite a similar level of industry catastrophe losses. This outcome was due to improvements in each of our Three Drivers of Profit – underwriting, fee and investment income, which are increasingly benefiting our financial results and making them more resilient to volatility. Specifically:

- **Underwriting:** Our Casualty and Specialty segment performed well, with a consistent mid-90s combined ratio. Despite a very active year for catastrophes, the Property segment combined ratio improved almost 7 percentage points to a flat result.
- **Fees:** Our Capital Partners business continued to lead the industry in third-party capital management, raising a total of $1.4 billion in 2022 and an additional $400 million effective January 1, 2023. This business generated a stable stream of management fees of $109 million over 2022, which we expect to increase in 2023.
- **Investments:** Net Investment income grew to $211 million in the fourth quarter, up 162% while maintaining a similar risk profile.

In the year, we also grew net premiums written by 21% and held the direct expense ratio flat at 5%.

Strategic Performance

Over the past decade, management, with the Board's support, has focused on building sustainable platforms to support long-term profitable growth. We have scaled and diversified our reinsurance business by adding new products, platforms, capabilities and capital. These actions have diversified our earnings, increased our leverage, and secured us a leading competitive position. We took several steps in 2022 to further this journey that we believe will create significant shareholder value. These included launching Fontana, the first rated third-party balance sheet dedicated to casualty and specialty risk; successfully managing our capital to take advantage of opportunities in a highly volatile market; and demonstrating leadership and discipline at the January 1 renewal, resulting in an increased margin of safety for our shareholders.

---

[1] Operating return on average common equity is a financial measure that is not calculated in accordance with generally accepted accounting principles in the U.S. ("GAAP"). A reconciliation of non-GAAP financial measures is included in "Appendix A."

KEY ACHIEVEMENTS IN 2022



$9.2 billion
Gross Premiums Written



$1.4 billion
capital raised in the Capital Partners business from third-party investors



Strong Growth
in Casualty and Specialty Segment

We believe that management's strong execution of our strategy in 2022 supports long-term shareholder value creation. Consistent with our pay for performance philosophy, this strong execution, coupled with improved operating results, resulted in an above target annual incentive bonus this year. In addition, our performance shares paid out above target for the 2020 to 2022 performance period.

Governance and Nomination of New Director

In 2022 we saw the end to many travel restrictions and other disruptions related to COVID-19. While the Board exercised robust oversight throughout the pandemic, our directors have welcomed the return to a sense of normalcy and in-person collaboration.

This year, we are pleased to nominate Torsten Jeworrek to stand for election as an independent director at our Annual General Meeting of Shareholders in May 2023. Dr. Jeworrek was a former Member of the Board of Management and CEO Reinsurance of Munich Reinsurance AG. We look forward to the global perspective, and wealth of risk understanding and reinsurance experience that he will bring to the Board.

We believe that the diverse skills, viewpoints, experience, knowledge, and abilities of our directors have helped us successfully execute our strategy as we have expanded globally. As the Board evolves, we continue to look for ways to build on these perspectives and experiences.

In closing, we continued our consistent track record of strong execution in 2022. All three drivers of profit improved during the year, and we anticipate significant continued improvement in 2023.

Thank you for investing in RenaissanceRe. We will continue to work hard on your behalf to maximize shareholder value.

March 23, 2023

Sincerely,



James L. Gibbons
Non-Executive Chair of the
Board of Directors



Kevin J. O'Donnell
President and
Chief Executive Officer

▲
Increased Contributions
from diversified earnings streams

▲
Consistent Commitment
to our strategy as a global reinsurer

▲
Increased Scalability
of our global platform

Notice of Annual General Meeting of Shareholders



Date and Time
Tuesday, May 9, 2023
8:30 a.m. Atlantic Time



Location
Renaissance House
12 Crow Lane
Pembroke HM 19
Bermuda



Who Can Vote
Owners of our common shares as of March 9, 2023 are entitled to vote on all matters

How to Vote



Telephone
In the United States or Canada you can vote your shares by calling 1-800-690-6903



Online
You can vote your shares online at www.proxyvote.com

You will need the 16-digit control number on the Notice of Internet Availability or proxy card



Mail
You can vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the postage-paid envelope provided



QR Code
You can vote your shares online with your tablet or smartphone by scanning the QR code

Voting Items	Board Vote Recommendation	For Further Details
1. Election of four Class I director nominees	✓ **"FOR"** each director nominee	Page 15
2. Advisory vote on the compensation of our named executive officers	✓ **"FOR"**	Page 42
3. Advisory vote on the frequency of the executive compensation advisory vote	✓ **"ONE YEAR"**	Page 80
4. Approval of the appointment of PricewaterhouseCoopers Ltd. as our independent registered public accounting firm for the 2023 fiscal year and the referral of the auditor's remuneration to the Board of Directors	✓ **"FOR"**	Page 81

Shareholders will also act on other business that properly comes before the meeting.

Please Vote Your Shares

We encourage shareholders to vote promptly, as this will save the expense of additional proxy solicitation.

By Order of the Board of Directors,

Shannon Lowry Bender

Shannon L. Bender
Corporate Secretary

Important Notice of Internet Availability of Proxy Materials

This Notice of Annual General Meeting of Shareholders and related proxy materials are being distributed or made available to shareholders beginning on or about March 23, 2023. This proxy statement includes instructions on how to access these materials (including our proxy statement and 2022 annual report to shareholders) online.

Proxy Summary

The board of directors (the "Board") of RenaissanceRe Holdings Ltd. ("RenaissanceRe," the "Company," "we," "us," or "our") is making this proxy statement and proxy available to you in connection with the solicitation of proxies for our 2023 Annual General Meeting of Shareholders (the "Annual Meeting").

This proxy summary highlights information contained elsewhere in this proxy statement. It does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

PROPOSAL 1

Election of Four Class I Director Nominees

 The Board recommends a vote **FOR** each director nominee

▶ See page 15

PROPOSAL 2

Advisory Vote on the Compensation of Our Named Executive Officers

 The Board recommends a vote **FOR** this proposal

▶ See page 42

PROPOSAL 3

Advisory Vote on the Frequency of the Executive Compensation Advisory Vote

 The Board recommends a vote for every **ONE YEAR** for this proposal

▶ See page 80

PROPOSAL 4

Approval of the Appointment of PricewaterhouseCoopers Ltd. as Our Independent Registered Public Accounting Firm for the 2023 Fiscal Year and the Referral of the Auditor's Remuneration to the Board of Directors

 The Board recommends a vote **FOR** this proposal

▶ See page 81

Director Nominees and Continuing Directors

	Name and Primary Occupation	Age	Director Since	Committee Membership: AC	CG& HCMC	IRMC	TC	OC
Director Nominees	**Class I Term Will Expire in 2026**							
	David C. Bushnell IND Retired Chief Administrative Officer, Citigroup Inc.	68	2008	C				
	James L. Gibbons IND Chairman, Harbour International Trust Company Limited	59	2008				✓	✓
	Shyam Gidumal IND Former President and Chief Operating Officer, WeWork Inc.	63	2022		✓			
	Torsten Jeworrek IND Former Member of the Board of Management Munich Reinsurance AG	61	Nominee			✓*		
Continuing Directors	**Class II Term Expires in 2024**							
	Brian G. J. Gray IND Former Group Chief Underwriting Officer, Swiss Reinsurance Company Ltd.	60	2013			✓	✓	✓
	Duncan P. Hennes IND Co-Founder and Managing Member, Atrevida Partners, LLC	66	2017			✓		
	Kevin J. O'Donnell President and Chief Executive Officer, RenaissanceRe Holdings Ltd.	56	2013				C	C
	Class III Term Will Expire in 2025							
	Henry Klehm III IND Partner, Jones Day	64	2006		C			
	Valerie Rahmani IND Former Chief Executive Officer, Damballa, Inc.	65	2017	✓				
	Carol P. Sanders IND Former Chief Financial Officer, Sentry Insurance a Mutual Company	56	2016	✓				
	Cynthia Trudell IND Former Chief Human Resources Officer, PepsiCo, Inc.	69	2019		✓			

IND	Independent	AC	Audit Committee
C	Chair	CG & HCMC	Corporate Governance and Human Capital Management Committee
✓	Member	IRMC	Investment and Risk Management Committee
*	Pending Election	TC	Transaction Committee
		OC	Offerings Committee

* Following the Annual Meeting, if elected, Mr. Bushnell will step down from the Audit Committee, Mr. Gidumal will be appointed to the Audit Committee, and the Audit Committee will consist of Ms. Sanders (Chair), Mr. Gidumal and Ms. Rahmani; Mr. Gidumal will step down from the Corporate Governance and Human Capital Management Committee (the "Governance and Human Capital Committee"), Mr. Bushnell will be appointed to the Governance and Human Capital Committee, and the Governance and Human Capital Committee will consist of Mr. Klehm (Chair), Mr. Bushnell, and Ms. Trudell; and Dr. Jeworrek (if elected) will be appointed to the Investment and Risk Management Committee, and the Investment and Risk Management Committee will consist of Mr. Gray (Chair), Mr. Hennes and Dr. Jeworrek.

Board Snapshot

Independence

91%
Independent



1
Not Independent

10
Independent

Diversity

36%
Diverse



1
Racially / Ethnically Diverse

3
Female

Skills and Experience

 **Executive Management**

 **Risk/Compliance/ Regulation**

 **(Re)insurance Operations**

 **Investments/ Asset Management**

 **Financial & Audit**

 **International**

 **Strategic Transactions**

 **Public Company CEO**

 **ESG/Sustainability**

 **Talent/Human Capital**

 **Data Analytics/Digital**

 **Technology/ Cybersecurity**

Board Refreshment

8 Years
Average Tenure



5 0 to 5 years

3 6 to 10 years

3 >10 years

Age

62
Average



4 56 to 60

4 61 to 65

3 >65

 **6** New Directors in the Last 8 Years

* Board Snapshot statistics assume the retirement of Mr. Santomero and election of Dr. Jeworrek.

Corporate Governance Highlights

Our Board is comprised almost entirely of independent directors with a wide range of professional experience, and has consistently implemented corporate governance best practices to ensure that we serve the long-term interests of our shareholders.

Board Independence and Composition

- Independent Chair
- Fully independent standing committees
- Executive sessions of solely independent directors
- Rigorous director evaluation and selection criteria to enhance Board effectiveness and refreshment
- Long history of Board gender diversity, with four female directors from 2019 to 2022, and at least one female director since 2005
- Commitment to seek new Board candidates who embody all aspects of diversity, including racial, ethnic and gender diversity

Active Oversight

- Board oversight of strategic planning and enterprise-wide risk management - includes climate change and insurance risk as key financial risks
- Active shareholder engagement
- Robust Code of Ethics and Conduct ("Code of Ethics") for all directors and employees
- Board and Committee oversight of key ESG, diversity, equity and inclusion ("DEI"), and corporate social responsibility ("CSR") initiatives
- Audit Committee review of ESG-related metrics
- CEO succession planning and management development pipeline, using a DEI lens

Shareholder Alignment

- Majority vote standard for uncontested director elections
- Meaningful share ownership guidelines for all directors and named executive officers
- Anti-hedging, anti-pledging and insider trading policies
- At-risk pay as a percentage of total target compensation is 87% for our Chief Executive Officer and ranges from 70% to 81% for our other named executive officers
- Pay-for-performance philosophy guides executive compensation decisions

Environmental and Corporate Citizenship Highlights

Our commitment to ESG matters has always been a central part of, and integrated with, our corporate strategy at RenaissanceRe and it remains one of our core values today. Our Board recognizes the importance of investing time and resources in business practices that emphasize good corporate citizenship and environmental sustainability, and oversees internal strategies and related activities through regularly scheduled reports by management to the Board and its committees throughout the year.

Our formal ESG strategy focuses on three core areas where we apply our core business strengths to make a meaningful impact on society — promoting climate resilience, closing the protection gap, and inducing positive societal change:



Promoting Climate Resilience

Developing and sharing our skills and expertise to help the world better manage climate risk

Closing the Protection Gap

Partnering to provide sustainable risk mitigation solutions for those who are vulnerable in society

Inducing Positive Societal Change

Shaping a positive environment for our people and communities

> **For additional information on our ESG and Human Capital Management activities, see our dedicated ESG webpage (www.renre.com/about-us/esg-at-renaissancere), as well as our Form 10-K**

> **We have aligned aspects of our reporting with Task Force on Climate-Related Disclosures (TCFD), which can be found in our ClimateWise Report**

For more than 30 years, we have been a leader in understanding and modeling the impact of climate-related events. We believe that the frequency and severity of natural catastrophes have increased due to human-driven climate change and are focused on preventing and mitigating its impact on society.

Promoting Climate Resilience

Climate Leadership

- 25+ years of leadership by our dedicated team of scientists in researching and modeling atmospheric hazards and the economic impact of climate-related risks
- Leveraging industry-leading climate data and expertise and integrating it holistically into our enterprise-wide risk management process and catastrophe models
- Long-standing member of ClimateWise, with Mr. O'Donnell becoming Chair of the ClimateWise Insurance Advisory Council in 2022
- Active in promotion of risk mitigation and disaster preparedness

Responsible Investing

- Overall investment portfolio MSCI ESG rating of "A" as of end of 2022
- Elimination of direct investments in companies with (i) MSCI CCC rating, (ii) more than 10% of revenues from thermal coal mining, or (iii) high carbon intensity (as measured by MSCI)
- Published Responsible Investing Policy demonstrating ESG integration within investment practices
- Signatory of the United Nations Principles for Responsible Investment (PRI)
- Approximately 70% reduction in carbon intensity of our corporate credit and equity portfolios between October 2020 and December 2022

Environmental Footprint

- Dedicated internal Global Green Group responsible for consolidating environmental data and advancing our operational ESG strategy
- Tracking and offsetting of our estimated operational carbon emissions
- Founded Plastic Pledge in Bermuda to avoid single-use plastics

We have a long track record of leadership in applying our risk expertise and leveraging our partnerships to increase the economic resiliency of vulnerable communities. Reinsurance plays an important role in helping communities recover after a natural disaster, and we have made significant commitments to reduce the protection gap and mitigate the impact of natural disasters on populations and economies in the developing world. We have a dedicated global team focused on public sector partnership activities to support our continued work in this space.

Closing the Protection Gap

Resiliency and Risk Mitigation Leadership

- Leveraging our partnerships to increase economic resiliency of vulnerable communities
- Formal strategy and dedicated global team for our public sector partnership activities
- Significant commitments to reduce the protection gap and mitigate the impact of natural disasters
- Signatory of the UN Principles for Sustainable Insurance

Industry Expertise at Local and Global Levels

- Run award-winning series of Risk Mitigation Leadership Forums, free to stakeholders, to advance natural hazards risk mitigation and awareness
- Long-standing role in Insurance Development Forum and co-chair of its Risk Modeling Steering Group to increase global risk understanding
- Active member of the Sustainable Markets Initiative Insurance Task Force to drive progress towards a resilient and sustainable future
- Founding member of Lloyd's Disaster Risk Facility to address underinsurance, including active role in supporting parametric protection gap products

Our employees are our most valuable asset, and we are committed to maintaining a culture that supports every one of our employees in their personal and professional journey. We share a passion for solving our customers' biggest challenges through a collaborative and entrepreneurial culture that empowers employees and rewards creative thinking.

Inducing Positive Societal Change

Our Commitment to Diversity, Equity & Inclusion

- DEI principles are embedded throughout the organization and employment lifecycle, including recruitment, compensation and management succession planning
- Established cross-functional DEI Executive Council chaired by Chief Portfolio Officer
- DEI training and discussions through our *"Think Global, Act Local"* framework
- Employee nationality represented by approximately 49 different countries
- 29% of our Operating Committee members are women

Investing in Our People

- Investment in our employees' professional development and personal growth through skills-based training, technical development and stretch assignments
- Encouragement of open dialogue with employees and regular "pulse" checks to measure satisfaction and engagement

Supporting Our Communities

- Signatory of the UN Global Compact
- Long-standing dedication to community engagement and charitable giving through employee matching and corporate grants
- Global CSR strategy with a locally led philosophy so that our employees can impact where they live

Strategic, Operational and Financial Highlights

While RenaissanceRe's performance in 2022 was impacted by the catastrophes and market volatility, we had a strong year strategically, operationally and financially. Some of the highlights included:

STRONG STRATEGIC AND OPERATIONAL PERFORMANCE

Strong Strategic Plan Performance

- **Consistent commitment** to our strategy as a **reinsurer**
- **Increased scale** in our Capital Partners business, raising **$1.4 billion** from third-party investors
- **Increased** contributions from **diversified earnings streams**

Underwriting Accomplishments

- Grew net premiums written by **21.2%** to **$7.2 billion**
- Underwriting expense ratio of **29.2%**
- Launched **Fontana**, an **innovative** Casualty & Specialty joint venture
- **Successful navigation** of pivotal **1/1 renewals**

Capital Management Accomplishments

- **Returned capital** to shareholders at **attractive multiples**
- **Well-positioned** investment portfolio
- **Prudent** capital management in **volatile** environment
- **Increased** dividend

Strong Operational Performance

- **Increased** operational, capital and investment leverage
- **Maintained strong** financial strength ratings in difficult market
- **Solid** expense management

FINANCIAL PERFORMANCE

- Net Loss Attributable to Common Shareholders of **$1.1 billion**
- Operating Income Attributable to Common Shareholders of **$315.6 million**[1]

- Return on Average Common Equity of **(22.0)%**
- Operating Return on Average Common Equity of **6.3%**[1]

- Underwriting Income of **$149.9 million**
- Fee income of **$118.7 million**
- Net investment income of **$559.9 million**

[1] Operating income attributable to common shareholders and operating return on average common equity are non-GAAP financial measures. A reconciliation of non-GAAP financial measures is included in "Appendix A."

Executive Compensation Highlights

Our executive compensation program is designed to support our long-term strategy and risk management practices, align the interests of our shareholders and executives, and encourage operational and financial consistency over the market cycles and earnings volatility that are inherent and unique to our industry.

2022 Compensation Snapshot

As shown below, a significant portion of our executive compensation is long-term and/or performance-based, with a mix of quantitative and qualitative metrics that we believe aligns the interests of our executives and shareholders and rewards our Chief Executive Officer (or "CEO") and other named executive officers (or "NEOs") for delivering strong performance on our strategic plan without incentivizing excessive risk taking.



CEO

13%
Salary
28%
Time Vested Restricted Shares
87%
At-Risk
28%
Performance Shares
30%
Annual Incentive Bonus

Other NEOs

19-30%
Salary
25-39%
Time Vested Restricted Shares
70-81%
At-Risk
0-26%
Performance Shares
29-30%
Annual Incentive Bonus

*Due to rounding, percentages may not total precisely.

<table>
<tr><th></th><th colspan="2">Short Term</th><th colspan="2">Long Term</th></tr>
<tr><th></th><th></th><th colspan="3">At-Risk Pay</th></tr>
<tr><th></th><th>Salary</th><th>Annual Incentive Bonus</th><th colspan="2">Long-Term Incentive Awards</th></tr>
<tr><th></th><th></th><th></th><th>Time-Vested Restricted Shares</th><th>Performance Shares</th></tr>
<tr><td rowspan="2">Description</td><td rowspan="2">Fixed component of compensation</td><td rowspan="2">Annual, at-risk cash incentive program designed to promote achievement of financial metrics and strategic accomplishments against pre-defined targets that support long-term growth and operational efficiencies</td><td colspan="2">At-risk, long-term, equity-based compensation to encourage multi-year performance and retention</td></tr>
<tr><td>• Subject to service-based vesting
• Comprise 50% of long-term incentive awards for almost all named executive officers (100% for Mr. Brosnan)</td><td>• Subject to both performance- and service-based vesting
• Comprise 50% of long-term incentive awards for almost all named executive officers (0% for Mr. Brosnan)</td></tr>
<tr><td>Benchmarks/Metrics</td><td>Reflects expertise and scope of responsibilities in a competitive market for executive talent</td><td>• One-year performance period
• Metrics (weighting):
  • Combined ratio rank relative to peers (16.7%)
  • Ratio of operating return on average common equity to peer median (33.3%)
  • Ratio of actual gross premiums written to budget (16.7%)
  • Board-approved strategic accomplishments (33.3%)</td><td>• Four-year vesting period (equal annual installments)</td><td>• Three-year performance/ vesting period
• Metrics (weighting):
  • Average change in book value per common share plus change in accumulated dividends (75%)
  • Average underwriting expense ratio rank compared to peers (25%)</td></tr>
</table>

Pay-for-Performance

The Governance and Human Capital Committee evaluates and sets performance goals designed to be rigorous, with the goals set at the time of grant for all performance-based compensation. The link between pay and performance and the outcomes of our executive compensation program for 2022 are discussed in detail in the "Compensation Discussion and Analysis" section. The graph below provides supplemental disclosure and should not be viewed as a substitute for the "Pay Versus Performance" disclosure included in "Executive Compensation—Pay Versus Performance."



Annual Incentive Bonus

Financial Performance Metrics

Combined Ratio — **97.7%** — 7th in peer group

Operating Return on Average Common Equity[1] — **6.3%** — 84% of peer median

Gross Premiums Written — **$9.2B** — 118% of budget

Strong Strategic Plan Performance

- **Strong** top-line growth, with **$9.2 billion** of Gross Premiums Written
- **Increased Scale** in our Capital Partners business, raising **$1.4 billion** from third-party investors
- **Increased contributions** from **diversified earnings streams**
- **Consistent commitment** to our strategy as a **global reinsurer**
- **Strong growth** in Casualty & Specialty segment
- **Increased scalability** of our global platform

Annual Incentive Bonus
121%
of Target

Performance Shares

Three-Year Average Change in Book Value per Common Share plus Change in Accumulated Dividends[2] — **7.7%**

Three-Year Average Underwriting Expense Ratio Rank Compared to Peers[3] — **29.5%** — 5th in peer group

Performance Shares
118%
of Target

[1] Operating return on average common equity is a non-GAAP financial measure used in our annual incentive bonus program. A reconciliation of non-GAAP financial measures is included in "Appendix A."

[2] In accordance with the terms of the award agreements, because industry-wide losses during the 2021 and 2022 performance years were greater than $10 billion, and change in book value per common share plus change in accumulated dividends for each of those performance years was below the set threshold, the book value per common share plus change in accumulated dividends for the performance year was set at the threshold achievement level of 3.5%. Book value per common share plus change in accumulated dividends was 16.0%, (3.5)% and (19.7)% for the fiscal years ended December 31, 2020, 2021 and 2022, respectively.

[3] Underwriting expense ratio for the Company's performance peer group was compiled from S&P Capital IQ. Because not all of the companies in the performance peer group report underwriting expense ratio or report financial results on a GAAP basis, the three-year average underwriting expense ratio for the Company was calculated on an adjusted basis to allow for comparability with the performance peer group. Based on the S&P Capital IQ data, expense ratios for members of the performance peer group include amortization, stock-based compensation and certain other corporate and operating expenses as defined by S&P Capital IQ that are not included in expense ratios presented on a GAAP basis. To align with the methodology used by S&P Capital IQ, corporate expenses included in the expense ratio calculation were: certain executive, director, legal and consulting expenses; costs for research and development; impairment charges related to goodwill and other intangible assets; and other miscellaneous costs, including those associated with operating as a public company. Our reported underwriting expense ratios were 27.9%, 27.5% and 29.2% for the fiscal years ended December 31, 2020, 2021 and 2022, respectively.

Our 2022 performance represented a continuation of our achievements over time. Since Mr. O'Donnell was named our Chief Executive Officer in 2013, we have performed strongly on key financial metrics. He has led the Company to become a diversified reinsurer with an innovative and flexible operating platform. Over the past ten years, our gross premiums written grew at a compound annual growth rate ("CAGR") of 20% and our total shareholder return grew at a CAGR of 9.6%, while our Chief Executive Officer's total compensation grew at a CAGR of 4%. We believe the graph below illustrates the alignment of Mr. O'Donnell's pay with our performance during the past ten years. The graph below provides supplemental disclosure and should not be viewed as a substitute for the "Pay Versus Performance" disclosure included in "Executive Compensation—Pay Versus Performance."



Corporate Governance

Election of Four Class I Director Nominees

 The Board unanimously recommends that shareholders vote **FOR** the election of Mr. Bushnell, Mr. Gibbons, Mr. Gidumal and Dr. Jeworrek.

Election of Directors

Our Amended and Restated Bye-laws (our "Bye-laws") provide that the number of directors shall be determined by our Board and shall be between eight and eleven members. Currently, that number has been fixed by the Board at eleven. The Board consists of three classes, with directors of one class elected each year for terms extending to the annual general meeting of shareholders held in the third year following their election.

The terms of our Class I directors will expire at the Annual Meeting. Mr. Santomero, who is currently a Class I director, will retire from the Board at the end of his current term. The Board, upon the recommendation of the Governance and Human Capital Committee, has nominated David C. Bushnell, James L. Gibbons, Shyam Gidumal and Torsten Jeworrek for election as Class I directors. If elected at the Annual Meeting, these Class I director nominees will serve until the expiration of their terms in 2026, or until their earlier resignation or removal.

Mr. Gidumal was elected to the Board at our 2022 Annual General Meeting and Mr. Bushnell and Mr. Gibbons were last elected to the Board at our 2020 Annual General Meeting of Shareholders. Dr. Jeworrek was identified as a potential director candidate by members of management through their professional networks. The Governance and Human Capital Committee then undertook the evaluation process described below in "—Selection and Nomination of Directors" and determined that he was qualified under the Board's criteria.

We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected. However, if a nominee becomes unable or unwilling to accept a nomination or election, the Board may select a substitute nominee and the common shares represented by proxies may be voted for such nominee unless shareholders indicate otherwise.

Majority Vote Requirement

Each nominee for election to serve as a Class I director who receives a majority of the votes cast at the Annual Meeting will be elected as a director. However, if a nominee fails to receive a majority of the votes cast at the Annual Meeting, such nominee will tender an irrevocable resignation that will be effective upon the Board's acceptance of such resignation. Upon the submission of the resignation, the Governance and Human Capital Committee will promptly consider the resignation and make a recommendation to the Board, and the Board will consider any relevant factors in deciding whether to accept or reject the director's resignation.

Skills and Experience of Our Nominees and Continuing Directors

Each nominee has extensive business experience, education and personal skills that qualify him or her to serve as an effective Board member. The specific experience and qualifications of the nominees are set forth below. We encourage you to read the biographies of our nominees and continuing directors, as well as the discussion of our Board's composition, below.

Alignment of Director and Director Nominee Skills and Strategy

RenaissanceRe is a global provider of (re) insurance. Our mission is to match desirable, well-structured risks with efficient sources of capital to achieve our vision of being the best underwriter. We believe that this will allow us to produce superior returns for our shareholders over the long term, and to protect communities and enable prosperity. Our strategy focuses on superior risk selection, superior customer relationships and superior capital management.

Our Governance and Human Capital Committee has determined that each of our directors and director nominees possesses the appropriate skills and experience to effectively oversee our business strategy. As detailed in each director and director nominees' biography below, our Board collectively leverages its strength in the following areas:

 **Executive Management**

 **Risk/Compliance/ Regulation**

 **Insurance/ Reinsurance Operations**

 **Investments/ Asset Management**

 **Financial & Audit**

 **International**

 **Strategic Transactions**

 **Public Company CEO**

 **ESG/ Sustainability**

 **Talent/Human Capital**

 **Data Analytics/ Digital**

 **Technology/ Cybersecurity**

Director Nominees

Class I Director Nominees (whose terms, if elected, expire in 2026)



Age: **68**

Director Since: **2008**

Current Committees:
Audit (Chair)

Post-AGM Committees:
Governance and Human Capital

Other Public Company Boards
- Cordia Bancorp Inc. (2011 to 2016)

David C. Bushnell

INDEPENDENT

Background and Qualifications

Mr. Bushnell has served as the principal of Bushnell Consulting, a financial services consulting firm, since 2008. Mr. Bushnell retired from Citigroup Inc. ("Citigroup") in 2007, after 22 years of service. Mr. Bushnell served as the Senior Risk Officer of Citigroup from 2003 through 2007 and retired as Chief Administrative Officer in 2007. Following his retirement from Citigroup, Mr. Bushnell served as a consultant to Citigroup until December 31, 2008. Previously, Mr. Bushnell worked for Salomon Smith Barney Inc. (later acquired by Citigroup) and its predecessors in a variety of positions, including as a managing director and Chief Risk Officer. In addition to his board service on Cordia Bancorp Inc. ("Cordia"), a public bank holding company, Mr. Bushnell served as Chief Risk Officer of Cordia and its wholly owned subsidiary, Bank of Virginia, from 2011 until Cordia was acquired in September 2016.



Age: **59**

Director Since: **2008**

Committees: **Transaction, Offerings**

Other Public Company Boards
- None

James L. Gibbons

INDEPENDENT NON-EXECUTIVE CHAIR OF THE BOARD

Background and Qualifications

Mr. Gibbons, a Bermudian citizen, is Executive Chairman of Harbour International Trust Company Limited and the Treasurer, a Director and member of the Executive Committee of Edmund Gibbons Limited ("EGL"). Mr. Gibbons also serves as a Director and member of the Risk Committee of Clarien Bank Limited ("Clarien"), an international financial company. He was also Non-Executive President of Bermuda Air Conditioning Limited ("BACL") through March 2019 and currently serves as a Director of BACL. Mr. Gibbons served as Chair of Capital G Bank Limited from 1999 to 2013 and as President and Chief Executive Officer of Capital G Limited from 1999 to 2010, prior to the change of name to Clarien from Capital G in 2014.



Age: **63**

Director Since: **2022**

Current Committees:
Governance and Human Capital

Post-AGM Committees:
Audit

Other Public Company Boards
- None

Shyam Gidumal

INDEPENDENT

Background and Qualifications

Mr. Gidumal has over 35 years of experience in operational leadership, digital transformation, and strategy development as a senior executive, board member, private equity investor and advisor. From February 2020 to November 2021, he served as the President and Chief Operating Officer of WeWork Inc. From March 2011 to June 2019, Mr. Gidumal served as a Principal at Ernst & Young Global Limited, where he led the Consumer Products and Retail segment. Over his career he has held several executive roles, including at Worldcom (Asia), Acterna, Armstrong Furniture, and The Boston Consulting Group. Mr. Gidumal has been a Member of the Board of Directors of the National Multiple Sclerosis Society since 2014.



Age: **61**

Director Since: **N/A**

Post-AGM Committees:
Investment and Risk Management (pending election)

Other Public Company Boards
- None

Torsten Jeworrek

INDEPENDENT

Background and Qualifications

From 2003 until his retirement in 2022, Dr. Jeworrek served as a Member of the Board of Management and the CEO Reinsurance of Munich Reinsurance AG ("Munich Re"). As CEO Reinsurance, Dr. Jeworrek was directly responsible for Reinsurance Strategy, Data and Analytics, IT, Group Innovation, Internet of Things, Corporate Underwriting and Geo & Climate Risks Research. Dr. Jeworrek joined Munich Re in 1990 as an underwriter, and served in a variety of roles, including Head of Department for Financial Reinsurance from 1999 to 2001 and Head of P&C for Netherlands, Nordic countries, UK and Ireland from 2001 to 2003.

Continuing Directors

The members of the Board whose terms do not expire at the Annual Meeting and who are not standing for election at this year's Annual Meeting are set forth below.

Class II Directors (whose terms expire in 2024)



Age: **60**

Director Since: **2013**

Current Committees:
Investment and Risk Management, Transaction, Offerings

Post-AGM Committees:
Investment and Risk Management (Chair), Transaction, Offerings

Other Public Company Boards
- None

Brian G. J. Gray

INDEPENDENT

Background and Qualifications

From 2008 until his retirement in 2012, Mr. Gray served as Group Chief Underwriting Officer of Swiss Reinsurance Company Ltd. ("Swiss Re") and was a member of Swiss Re's Group Executive Committee. From 2005 through 2008, he was a member of the Group Executive Board, responsible for underwriting Property and Specialty Product Lines on a global basis for Swiss Re. Mr. Gray joined Swiss Re in Canada ("Swiss Re Canada") in 1985, and served in a variety of roles, including President and Chief Executive Officer of Swiss Re Canada from 2001 to 2005 and Senior Vice President of Swiss Re Canada from 1997 to 2001.



Age: **66**

Director Since: **2017**

Committees: **Investment and Risk Management**

Other Public Company Boards
- Citigroup Inc. (2013 to present)

Duncan P. Hennes

INDEPENDENT

Background and Qualifications

Mr. Hennes has served as the Co-Founder and Managing Member of Atrevida Partners, LLC ("Atrevida") since 2007. Prior to co-founding Atrevida, he served as Co-Founder and Partner of Promontory Financial Group from 1999 to 2006. Prior to that, Mr. Hennes served in a number of senior executive positions at Bankers Trust Corporation, including Executive Vice President in charge of Trading, Sales and Derivatives, and as the Chairman of the Board of Oversight Partners I, the consortium that took control of Long Term Capital Management, from 1987 to 1998. From 1998 to 1999 he was the Chief Executive Officer at Soros Fund Management, LLC. Mr. Hennes currently serves as the Chair of the Risk Management Committee and as a member of the Audit Committee, Executive Committee and Personnel and Compensation Committee of Citigroup Inc. and as a member of the Board of Directors of Citibank, N.A.



Kevin J. O'Donnell

CHIEF EXECUTIVE OFFICER

Age: **56**

Director Since: **2013**

Committees:
Transaction (Chair), Offerings (Chair)

Other Public Company Boards
- None

Background and Qualifications

Mr. O'Donnell has served as our Chief Executive Officer since July 2013 and as our President since November 2012. Mr. O'Donnell has served in a number of roles since joining the Company in 1996, including Global Chief Underwriting Officer, Executive Vice President, Senior Vice President, Vice President and Assistant Vice President. Mr. O'Donnell also has served as the Chair of ClimateWise since 2022, and served as the Chair of the Global Reinsurance Forum from 2018 to 2020 and as the Chair of the Association of Bermuda Insurers and Reinsurers in 2017 and 2018.

Class III Directors (whose terms expire in 2025)



Henry Klehm III

INDEPENDENT

Age: **64**

Director Since: **2006**

Committees:
Governance and Human Capital (Chair)

Other Public Company Boards
- None

Background and Qualifications

Mr. Klehm has been a partner at the law firm Jones Day since 2008 and has been the Practice Leader of the firm's Securities Litigation and SEC Enforcement Practice since January 2017. From 2002 to 2007, Mr. Klehm served as Global Head of Compliance for Deutsche Bank, AG. Prior to joining Deutsche Bank, AG, Mr. Klehm served as Chief Regulatory Officer and Deputy General Counsel at Prudential Financial from 1999 to 2002. Prior to joining Prudential Financial, Mr. Klehm served in various positions with the U.S. Securities and Exchange Commission (the "Commission" or the "SEC"), including as Senior Associate Director of the Northeast Regional Office.



Age: **65**
Director Since: **2017**
Committees: **Audit**

Other Public Company Boards
- Computer Task Group, Incorporated (2015 to present)
- London Stock Exchange Group, plc (2017 to present)
- Elliott Opportunity II Corp. (2021 to present)
- Aberdeen Asset Management PLC (2015 to 2017)

Valerie Rahmani

INDEPENDENT

Background and Qualifications

Dr. Rahmani has more than 30 years of experience in the technology industry, including more than 25 years at IBM, serving in roles of increasing seniority across multiple global business segments from 1981 to 2009, most recently as General Manager of Internet Security Systems. Subsequent to her tenure at IBM, Dr. Rahmani was Chief Executive Officer at Damballa, Inc., a privately held Internet security software company, from 2009 to 2012. From 2017 to 2019, she served as the part-time head of the Innovation Panel at Standard Life Aberdeen plc, a UK-based FTSE 100 global investment company. She currently serves as Chair of the Compensation Committee and as a member of the Audit Committee and the Nominating and Corporate Governance Committee of Computer Task Group, Incorporated, an information technology solutions and software company, as a member of the Nomination Committee, Risk Committee and the Remuneration Committee of the Board of the London Stock Exchange Group, plc. and as a member of the board of directors of Elliott Opportunity II Corp., a blank check company.



Age: **56**
Director Since: **2016**
Current Committees: **Audit**
Post-AGM Committees: **Audit (Chair)**

Other Public Company Boards
- Alliant Energy Corporation (2005 to present)
- First Business Financial Services, Inc. (2016 to present)

Carol P. Sanders

INDEPENDENT

Background and Qualifications

Ms. Sanders has served as the President of Carol P. Sanders Consulting, LLC, providing consulting services to the insurance and technology industries, since June 2015. From June 2013 until June 2015, she served as Executive Vice President, Chief Financial Officer and Treasurer of Sentry Insurance a Mutual Company. Previously she served as the Executive Vice President and Chief Operating Officer of Jewelers Mutual Insurance Company from November 2012 until June 2013, where she also served as Senior Vice President, Chief Financial Officer and Treasurer from May 2011 until November 2012 and as Chief Financial Officer and Treasurer from 2004 until May 2011, after holding a series of positions of increasing responsibility in finance, accounting, treasury and tax. Ms. Sanders currently serves as Chair of the Nominating and Governance Committee, as a member of the Audit Committee and the Executive Committee and as the Lead Independent Director of Alliant Energy Corporation, a public utility holding company, as Chair of the Audit Committee of First Business Financial Services, Inc., a registered bank holding company, and as a member of the board of directors of GuideOne Insurance Group.



Age: **69**

Director Since: **2019**

Committees:
Governance and Human Capital

Other Public Company Boards

- ISS A/S (2015 to present)
- Canadian Tire Corporation (2019 to present)
- The Pepsi Bottling Group, Inc. (2008 to 2010)
- Canadian Imperial Bank of Commerce (2005 to 2008)
- PepsiCo, Inc. (2000 to 2007)

Cynthia Trudell

INDEPENDENT

Background and Qualifications

From 2011 until her retirement in September 2017, Ms. Trudell served as Executive Vice President and Chief Human Resources Officer of PepsiCo, Inc. ("PepsiCo"). From 2007 through 2011, she served as Senior Vice President and Chief Personnel Officer of PepsiCo. Prior to her tenure at PepsiCo, Ms. Trudell held a number of executive operating and general management positions with General Motors Corporation from 1981 to 2001, and Brunswick Corporation from 2001 to 2006, including chairwoman and president of Saturn Corporation, president of IBC Vehicles and president of Sea Ray Group. Since 2015, Ms. Trudell has served on the board of ISS A/S, a global facility services provider based in Denmark and publicly traded on the NASDAQ OMX Copenhagen, where she currently serves as Chair of the Remuneration Committee and as a member of the Nomination Committee. Since 2019, Ms. Trudell has served on the board of Canadian Tire Corporation, a Canadian retail company publicly traded on the Toronto Stock Exchange, where she is Chair of the Management Resources and Compensation Committee and a member of the Governance Committee. From 2013 to 2019, she served as a member of the Defense Business Board, which provides business advice to the U.S. Department of Defense.

Board Composition and Effectiveness

We believe the Board benefits from a holistic approach to board composition. Our Board values a mix of new directors, who bring fresh perspectives, and longer-serving directors, who bring continuity and breadth of experience with our business, strategies and risk management processes. Our Board has developed comprehensive and ongoing assessment and succession planning processes and regularly reviews the biographical backgrounds and skills of its current members and potential nominees in connection with its ongoing evaluation of Board composition.

Selection and Nomination of Directors

Director Nomination Process

The Governance and Human Capital Committee is responsible for identifying and recommending qualified candidates for nomination to the Board.

Assess Board Composition	• Governance and Human Capital Committee regularly assesses appropriate Board size and composition • Determines needs based on current and evolving strategies, potential vacancies and competencies of the Board as a whole
Identify and Source Candidates	• Board is committed to expanding the pool from which it selects qualified director candidates, and is focused on seeking candidates who embody all aspects of diversity, including racial, ethnic and gender diversity • Candidate recommendations may come from current Board members, management, search firms, shareholders or others • Uses non-traditional methods to identify a diverse pool of candidates and select our new director nominee
Select Director Nominees	• Committee reviews candidates to ensure fit with the needs and collegiality of the Board • Seeks a diverse combination of qualities and experience that will complement and contribute to the competencies of the Board as a whole • Interviews by Committee members, Non-Executive Chair and other members of the Board before full Board votes to nominate

Assessment of Board Composition

The Board considers the diversity, skills and experience of candidates in the context of the needs of the Board as a whole. When identifying and considering potential director nominees and evaluating the current composition of our Board, the Governance and Human Capital Committee focuses on:

• the composition and competencies of our Board as a whole,

• how the traits possessed by individual directors and director nominees complement one another,

• the ability of the current and proposed members to operate collegially and effectively, and

• the intersection of these factors with our current strategy, operational plans and oversight requirements.

Director Qualifications

As discussed in our Corporate Governance Guidelines, we do not set specific criteria for directors, but believe that candidates should show evidence of leadership in their particular field, and have broad experience and the ability to exercise sound business judgment. In selecting directors, the Board generally seeks a combination of qualities and experience that will contribute to the exercise of the duties of the Board, including active or former chief executive or senior officers of major complex businesses, leading academics and entrepreneurs. The factors considered by the Governance and Human Capital Committee when evaluating individual director nominees include:

	Personal and professional ethics, integrity and values
	Business acumen, leadership qualities and record of accomplishment
	Compatibility with the existing Board composition
	Commitment to serve on our Board for a potentially extended period of time, in light of the market cycles and earnings volatility that characterize our industry
	Independence, including the ability to represent all of our shareholders and other key stakeholders without any conflicting relationship with any particular constituency
	Professional experience and industry expertise in light of our evolving strategic and operational plans over time
	Ability and willingness to devote sufficient time to carrying out Board duties and responsibilities fully and effectively, particularly in light of our Bermuda headquarters location
	Other attributes of the candidate, our business and strategic conditions and external factors that the Governance and Human Capital Committee deems appropriate

The Governance and Human Capital Committee has the discretion to weigh these factors as it deems appropriate. The relative importance of these factors may vary from candidate to candidate, depending on our evolving circumstances, and no particular criterion is necessarily applicable to all prospective nominees.

Commitment to Board Diversity

Our Board believes that the backgrounds and qualifications of the directors and director nominees, considered as a group, should provide a diverse range of viewpoints, backgrounds, skills, experiences, expertise, and abilities that will allow the Board to fulfill its responsibilities, taking into account our evolving strategic direction and needs. The Governance and Human Capital Committee evaluates and discusses diversity at both the Board and committee levels when carrying out its director selection, recruitment and nomination obligations and also when assessing the performance of current directors. This assessment is undertaken at least annually.

Our Board is committed to expanding the pool from which it selects qualified director candidates, and is focused on seeking candidates who embody all aspects of diversity, including racial, ethnic and gender diversity, while considering the skills and experience of the Board as a whole. Our Corporate Governance Guidelines formalize our commitment to source diverse Board candidates.

Director and Director Nominee Independence

The Governance and Human Capital Committee has reviewed the independence of each of our current directors and director nominees and affirmatively determined that each of Drs. Rahmani and Jeworrek, Mses. Sanders and Trudell and Messrs. Bushnell, Gibbons, Gidumal, Gray, Hennes and Klehm are independent. Mr. O'Donnell is not independent because of his employment as our President and Chief Executive Officer.

The New York Stock Exchange (the "NYSE") listing standards require that a majority of our directors be independent. For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with us either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Our Corporate

Governance Guidelines provide that a majority of our directors will meet the NYSE's listing standards regarding independence criteria and set forth additional parameters that the Board uses to determine director independence, which we believe are more stringent than the independence requirements in the NYSE listing standards. In addition, the Board considers all relevant facts and circumstances known or reported to it in making independence determinations.

In particular, when making its independence determinations, the Governance and Human Capital Committee considered the following relationships and determined that none of the directors or director nominees involved had a material relationship with us as a result of these relationships. Mr. Hennes serves as a director of Citigroup. We have current and historical financial relationships with Citigroup and its subsidiaries and affiliates, including Citigroup acting in manager roles in several of our securities offerings over the last few years and being a party to letter of credit facilities with us. Ms. Sanders serves as a director of GuideOne Insurance. From time to time, we have entered into reinsurance contracts with GuideOne, all in the ordinary course of business on terms available to similarly situated parties. Mr. Gibbons is the Treasurer and a director of EGL, the parent company of a number of varied businesses in Bermuda, including Coralisle Group Ltd., formerly Colonial Group International ("Coralisle"), and a director of BACL. We have entered into reinsurance contracts with Coralisle which are described under "Board Structure and Processes—Certain Relationships and Related Transactions" below. In addition, we have other immaterial business relationships with a variety of the other businesses owned by EGL and BACL, relating primarily to local services and procurement in Bermuda, for which we paid these entities a total of approximately $65,000 in 2022. Mr. Gibbons is not directly involved in the management of Coralisle or any of the other businesses owned by EGL or BACL with which we do business, and all of the transactions were entered into in the ordinary course of business on terms available to similarly situated parties. Furthermore, the EGL and BACL entities did not make payments to, or receive payments from, us in an amount which, in any of the last three fiscal years, exceeded the greater of $1 million or 2% of EGL's or BACL's consolidated gross revenues.

Shareholder Nomination Process

Candidates recommended by shareholders for nomination to the Board will be considered and evaluated by the Governance and Human Capital Committee using the same process and criteria that we use to evaluate other candidates, assuming the proper procedures for shareholder nominations are followed. The Governance and Human Capital Committee will consider nominees to the Board recommended by no fewer than 20 shareholders holding in the aggregate not less than 10% of the outstanding paid-up share capital of RenaissanceRe. Any shareholder recommendation must be sent to our Corporate Secretary not less than 60 days prior to the scheduled date of the annual general meeting of shareholders and must set forth for each nominee: (i) the name, age, business address and residence address of the nominee; (ii) the principal occupation or employment of the nominee; (iii) the class or series and number of shares of capital stock of RenaissanceRe that are owned beneficially or of record by the nominee; and (iv) any other information relating to the nominee that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder. The written notice must also include the following information with regard to the shareholders giving the notice:

- the name and record address of such shareholders;
- the class or series and number of shares of capital stock of RenaissanceRe that are owned beneficially or of record by such shareholders;
- a description of all arrangements or understandings between such shareholders and each proposed nominee and any other person (including his or her name and address) pursuant to which the nomination(s) are to be made by such shareholders;
- a representation that such shareholder intends to appear in person or by proxy at the annual general meeting of shareholders to nominate the persons named in its notice; and
- any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filing.

Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected. The Governance and Human Capital Committee may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Annual Board Assessment and Evaluation

The Board recognizes that a robust and constructive evaluation process is an essential part of good corporate governance and Board effectiveness. Pursuant to its charter, the Governance and Human Capital Committee has responsibility for oversight of the Board's annual overall effectiveness reviews, review of individual director performance and similar matters.

Multi-Faceted Evaluation Process

Individual Interviews by Board Chair	At the direction of the Governance and Human Capital Committee, our Non-Executive Chair of the Board facilitates the annual assessment of the effectiveness of the Board and each standing committee of the Board. He conducts individual interviews with Board members and management, facilitating reviews of individual director effectiveness, as well as of the Board as a whole.
Periodic Use of Independent Third Parties	From time to time, the Board engages independent third parties to review the Board's practices and procedures and assess its effectiveness.
Committee Self-Evaluations	Each standing committee of the Board performs a comprehensive annual self-assessment as part of the Board's overall governance effectiveness review and assessment.
Board Chair Assessment	The Chair of the Governance and Human Capital Committee, along with the Board members, reviews the performance of the Non-Executive Chair of the Board.
Incorporation of Feedback	Results are compiled and discussed by the Board and each committee, and changes in practices, Board composition and procedures are recommended by the Governance and Human Capital Committee as necessary.

Director Orientation and Continuing Education

Our Governance and Human Capital Committee oversees the orientation process for new directors. Each new director and new member of a Board committee participates in a comprehensive orientation program run by management. The orientation includes presentations by senior management to familiarize the new director with our strategic plan, significant accounting and risk management issues, compliance programs, Code of Ethics, and other relevant topics.

We encourage our directors to participate in continuing education programs and reimburse them for reasonable expenses associated with third-party training programs relating to our business, industry or the discharge of Board duties. We also provide ongoing education programs on topics relevant to RenaissanceRe and our industry as part of regular Board and committee meetings, and directors are invited and encouraged to visit our offices to meet with management.

Achieving Board Effectiveness

- Rigorous director nominee evaluation and selection criteria
- Commitment to source diverse Board candidates
- Annual Board self-evaluation and assessment of individual directors
- Comprehensive director orientation and ongoing education programs

Board Changes Over the Past Six Years

- Added six new directors
- Increased diversity from less than 10% to over 36%
- Enhanced Board skillsets relating to ESG, human resources, and cybersecurity
- Continued alignment with long-term strategy

Board Structure and Processes

Our Commitment to Corporate Governance

Our Board and management have a strong commitment to effective corporate governance. We believe we have a comprehensive corporate governance framework which takes into account applicable regulatory requirements and best practices. The key components of this framework are set forth in the following documents:

- our Bye-laws;
- our Corporate Governance Guidelines;
- our Code of Ethics;
- our Audit Committee Charter;
- our Governance and Human Capital Committee Charter; and
- our Investment and Risk Management Committee Charter.

The Board regularly reviews corporate governance developments and modifies our Corporate Governance Guidelines, Code of Ethics, committee charters and key Board practices when it believes modifications are warranted. A copy of each of these documents is published on our website at www.renre.com under "Investors—Corporate Governance," except our Bye-laws, which are filed with the SEC and can be found on the SEC website at www.sec.gov. Each of these documents is available in print to any shareholder upon request.

Governance Highlights

- Over 90% of our directors are independent, with an Independent Non-Executive Chair of the Board and fully independent Audit, Governance and Human Capital, and Investment and Risk Management Committees
- In February 2022, we renamed our Compensation and Corporate Governance Committee as the Corporate Governance and Human Capital Management Committee to reflect the committee's historical oversight of developing talent
- In November 2021, we updated and modernized our Corporate Governance Guidelines and charters for our Audit, Governance and Human Capital, and Investment and Risk Management Committees to reflect our governance best practices. Among the more significant changes, we:
  - Formalized our commitment to source diverse Board candidates (Corporate Governance Guidelines)
  - Required Audit Committee review of use of non-GAAP measures, including ESG-related metrics (Audit Committee Charter)
  - Added Governance and Human Capital Committee oversight of ESG, including sustainability, health and safety, and DEI (Governance and Human Capital Committee Charter)
  - Identified the financial risk of climate change and insurance risk as key financial risks (Investment and Risk Management Committee Charter)
  - Clarified the role of the Board and Governance and Human Capital Committee in management succession planning and development (Corporate Governance Guidelines)
  - Formalized the responsibility of the Governance and Human Capital Committee to conduct a reasonable prior review of, and oversee, related-party transactions (Governance and Human Capital Committee Charter)
- Conducted a process in 2021 to review and evaluate audit firm rotation
- Rigorous director evaluation and selection criteria, which encourage diversity and refreshment
- Board oversight of strategic planning and enterprise-wide risk management, including environmental sustainability and climate change matters
- Active and ongoing shareholder engagement
- Meaningful share ownership guidelines for directors and named executive officers; anti-hedging, anti-pledging and insider trading policies

Code of Ethics

Our Code of Ethics applies to all of our directors and employees, including our principal executive officer, principal financial officer, and principal accounting officer, and all of our employees performing financial or accounting functions. Our Code of Ethics is available without charge on our website, www.renre.com, under "Investors—Corporate Governance." We will also provide a printed copy of our Code of Ethics to any shareholder upon request. We intend to disclose any amendments to our Code of Ethics by posting them on our website. Any waivers of our Code of Ethics applicable to our directors, principal executive officer, principal financial officer, principal accounting officer, controller and other executive officers who perform similar functions will be disclosed by filing a Current Report on Form 8-K with the SEC.

Board Leadership Structure

Pursuant to our Corporate Governance Guidelines, the Chair of the Board may be an officer/director or an outside director and may or may not be the Chief Executive Officer, at the option of the Board. The Board believes it should be free to make these determinations depending on what it believes is best for the Company and our shareholders in light of all the circumstances. At this time, the Board has determined that it is appropriate to separate the roles of Chair and Chief Executive Officer and to have a Non-Executive Chair of the Board. The Board believes that having an independent director serve as Non-Executive Chair of the Board is in the best interests of the Company and our shareholders at this time and that this structure currently assists the independent directors in the oversight of the Company and facilitates participation of the independent directors in setting agendas and establishing priorities and procedures for the work of the Board.

Role of the Non-Executive Chair of the Board

Currently, Mr. Gibbons serves as the Non-Executive Chair of the Board. In addition to chairing each meeting of the Board, the Non-Executive Chair of the Board has significant responsibilities, including: (i) having the authority to call meetings of the Board; (ii) setting the agendas for Board meetings and executive sessions to ensure that Board members receive the information necessary to fulfill the Board's primary responsibilities; (iii) chairing executive sessions of the independent directors; (iv) briefing the Chief Executive Officer on issues that arise in the executive sessions, as appropriate; (v) facilitating discussion among the independent directors on key issues and concerns that arise outside of Board meetings and serving as a non-exclusive conduit to communicate views, concerns and issues of the independent directors to the Chief Executive Officer; (vi) interviewing candidates for directorship; (vii) facilitating the assessment of the Board's effectiveness, at the direction of the Governance and Human Capital Committee; and (viii) together or in coordination with the Chief Executive Officer, representing the organization in external interactions with shareholders, employees and other stakeholders.

The Non-Executive Chair of the Board typically does not serve as a member of the Board's three principal standing committees (the Audit Committee, the Governance and Human Capital Committee, and the Investment and Risk Management Committee), but rather attends such meetings and other functions of the committees on an ex officio basis as warranted by the facts and circumstances. The Non-Executive Chair of the Board serves as a member of the Transaction Committee and the Offerings Committee, which meet on an as-needed basis. Given the travel challenges presented by the COVID-19 pandemic, Mr. Gibbons had been serving as an interim member of the Governance and Human Capital Committee, but resigned from this position during 2022.

Director Engagement

Meetings and Attendance

Our Board held the following meetings of the Board and committees during 2022:

	Board	Audit Committee	Corporate Governance and Human Capital Management Committee	Investment and Risk Management Committee	Transaction Committee	Offerings Committee
Meetings	4	4	4	3	1	0

Each of our directors attended 75% or more of the meetings of the Board and committees of the Board on which they served during 2022 (during the periods that they served) other than Mr. Hennes, who was not able to attend certain Board and committee meetings for health reasons. For more information on our committees, please see below.

Generally, it is the practice of our Board to attend our annual general meetings of shareholders. Nine of our directors attended our 2022 Annual General Meeting, which was held on May 16, 2022 in Bermuda. Two directors were unable to attend due to illness.

Executive Sessions

Separate executive sessions of our non-management directors are held in conjunction with each regular quarterly Board meeting. The Non-Executive Chair of the Board presides at these executive sessions of the Board. The standing committees of the Board also conduct regular executive sessions, which are chaired by the respective chairs of the committees.

Shareholder Engagement

We maintain an active, management-led dialogue with our shareholders and other stakeholders. Their views on our Company and its performance are important to our Board. We provide regular updates to our Board on our shareholder engagement efforts, and, in certain instances, members of our Board engage directly with shareholders.

In 2022, we reached out to our shareholders	**We engaged with shareholders in multiple ways**	**We discussed a number of topics with shareholders**
We spoke with shareholders representing over **60%** of shares outstanding.	Quarterly financial results conference calls Annual Letter to Shareholders Regular participation in industry conferences One-on-one shareholder meetings Press releases and our investor website	✔ Purpose and long-term strategy ✔ Financial performance and three drivers of profit ✔ ESG strategy, including diversity, equity and inclusion ✔ Executive compensation ✔ Capital management framework ✔ Management of climate change

How We Share and Respond to Feedback

- Provide a summary of investor outreach activity at each quarterly Board meeting, and a summary of direct shareholder communications at each quarterly Governance and Human Capital Committee meeting
- Extensive outreach and discussion with our shareholders in 2020 and 2021 informed changes to our executive compensation program, resulting in recent high say-on-pay support
- Shareholder, and broader stakeholder, input has informed our ESG strategy, program and reporting

Communicating with the Board

Any shareholder or other party may communicate directly with the Board, any committee of the Board, any member of the board or our non-management directors as a group by writing to the intended recipient in the care of the Corporate Secretary. Shareholders can send communications electronically through our website at www.renre.com by clicking on "email" under "About Us—Contacts— Legal or Corporate Information" or by mail to: RenaissanceRe Holdings Ltd., P.O. Box HM 2527, Hamilton HMGX, Bermuda, Attn: Corporate Secretary. If properly addressed, communications will be forwarded to the intended recipient unopened.

The Audit Committee, on behalf of itself and our other non-management directors, has established procedures to enable employees or other parties who may have a concern about our conduct or policies to communicate that concern. Our employees are encouraged and expected to report any conduct which they believe in good faith to be an actual or apparent violation of our Code of Ethics. In addition, as required by the Sarbanes-Oxley Act of 2002, the Audit Committee has established procedures for receiving, retaining and treating complaints regarding accounting, internal accounting controls or auditing matters, as well as for confidential submission by Company employees of concerns regarding questionable accounting or auditing matters, among other things. These communications may be anonymous, and may be submitted in writing, e-mailed or reported by phone through various internal and external mechanisms as provided on the Company's internal website. Additional procedures by which internal communications may be made are provided to each employee. Our Code of Ethics prohibits any employee or director from retaliating or taking any adverse action against anyone for raising or helping to resolve an integrity concern.

Committees of the Board

The Board maintains three principal standing committees: the Audit Committee, the Governance and Human Capital Committee, and the Investment and Risk Management Committee. The primary responsibilities of these committees are summarized below and more fully described in their charters. These committees may delegate any of their responsibilities to a subcommittee composed of one or more members of the committee. In addition, the Board maintains two standing, special purpose committees: the Transaction Committee and the Offerings Committee. The responsibilities of these committees are summarized below.

The Board has determined that each member of the Audit Committee and the Governance and Human Capital Committee meets the applicable independence standards of the Commission and the NYSE. The Board has also determined that each member of the Audit Committee is financially literate and has accounting or related financial management expertise as required by NYSE rules and is an "audit committee financial expert" under the Commission's rules, in each case, given his or her experience as set forth in his or her biography above.

Following the Annual Meeting, if re-elected, Mr. Bushnell will step down from the Audit Committee, Mr. Gidumal will be appointed to the Audit Committee, and the Audit Committee will consist of Ms. Sanders (Chair), Mr. Gidumal and Dr. Rahmani; Mr. Gidumal will step down from the Governance and Human Capital Committee, Mr. Bushnell will be appointed to the Governance and Human Capital Committee, and the Governance and Human Capital Committee will consist of Mr. Klehm (Chair), Mr. Bushnell, and Ms. Trudell; and Dr. Jeworrek (if elected) will be appointed to the Investment and Risk Management Committee, and the Investment and Risk Management Committee will consist of Mr. Gray (Chair), Mr. Hennes and Dr. Jeworrek.

Audit Committee

Current Members:

David C. Bushnell (Chair)
Valerie Rahmani
Carol P. Sanders

Post-Annual General Meeting Members:

Carol P. Sanders (Chair)
Shyam Gidumal
Valerie Rahmani

The Audit Committee's key responsibilities include oversight of:

- Our accounting and financial reporting process, as well as the integrity, quality and accuracy of our financial statements, including internal controls;
- Our operational risk assessment and risk management process;
- Our compliance with legal and regulatory requirements, including review of our Code of Ethics and internal compliance program;
- Our information and cybersecurity programs;
- Our use of non-GAAP measures and metrics, including environmental, social and governance metrics;
- Our independent auditor's appointment, compensation, qualifications, independence and performance; and
- The performance of our internal audit function.

Corporate Governance and Human Capital Management Committee

Current Members:

Henry Klehm III (Chair)
Shyam Gidumal
Cynthia Trudell

Post-Annual General Meeting Members:

Henry Klehm III (Chair)
David Bushnell
Cynthia Trudell

The Corporate Governance and Human Capital Management Committee's key responsibilities include:

Compensation-Related

- Determining compensation of our Chief Executive Officer and directors, and reviewing and approving recommendations of other executive officers' compensation;
- Overseeing incentive and stock-based compensation plans, including granting and setting the terms of awards;
- Evaluating performance of executive officers;
- Reviewing and recommending policies, practices and procedures concerning compensation strategy and other human resources-related matters, including DEI and employee development;
- Reviewing and advising on executive succession planning; and
- Reviewing, analyzing and overseeing the mitigation of risks associated with our compensation programs.

Corporate Governance-Related

- Overseeing and supervising the director nomination process, including identifying and evaluating prospective Board candidates;
- Reviewing and monitoring the performance and composition of the Board and its committees;
- Overseeing the new director orientation process and director continuing education policies;
- Developing and evaluating our corporate governance practices and procedures, including compliance with legal and regulatory requirements;
- Overseeing and reviewing related-party transactions (as defined in SEC Regulation S-K, Item 404) for potential conflicts of interest;
- Overseeing, monitoring and reviewing our policies, programs and practices related to ESG matters, including sustainability, health and safety and DEI matters; and
- Reviewing any properly submitted shareholder proposals.

Governance and Human Capital Committee Advisors

The Governance and Human Capital Committee has the authority to select, retain and dismiss compensation consultants, financial and other advisors and independent legal counsel as it deems necessary in accordance with the procedures set forth in the charter and considering independence and potential conflicts of interest. For a discussion regarding our independent compensation consultant, please see "Executive Compensation—Compensation Discussion and Analysis—Compensation Determination Process—Role of Compensation Consultants" below.

In addition, our Governance and Human Capital Committee reviews our compensation programs for consistency with our risk management practices and to assist us in structuring our programs in a manner that aligns our executives and employees with the long-term interests of shareholders in light of the market cycles and earnings volatility that characterize our industry. For a discussion regarding our compensation policies and practices as they relate to our risk management see "Executive Compensation—Compensation Discussion and Analysis—Compensation Governance—Compensation and Risk Management" below.

Compensation Committee Interlocks and Insider Participation

Mr. Gibbons, Mr. Gidumal, Mr. Klehm and Ms. Trudell served on the Governance and Human Capital Committee during the 2022 fiscal year. No member of the Governance and Human Capital Committee during the 2022 fiscal year was an officer or employee of the Company during the 2022 fiscal year or was formerly an officer of the Company, or had any relationship requiring disclosure by the Company as a transaction with a related person under Item 404 of Regulation S-K ("Regulation S-K") of the U.S. Securities Act of 1933, as amended (the "Securities Act"). No executive officer of the Company served on any board of directors or compensation committee of any other company for which any of our directors served as an executive officer at any time during the 2022 fiscal year.

Investment and Risk Management Committee

Current Members:

Anthony M. Santomero (Chair)
Brian G. J. Gray
Duncan P. Hennes

Post-Annual General Meeting Members:

Brian G. J. Gray (Chair)
Duncan P. Hennes
Torsten Jeworrek

The Investment and Risk Management Committee's key responsibilities include:

- Overseeing our investment strategies, performance and risk management;
- Reviewing management procedures to develop investment strategies and risk limits and monitoring adherence to those guidelines;
- Reviewing and monitoring investment manager and investment portfolio performance;
- Assisting the Board with assessing our financial, non-operational risk management, in coordination with the Audit Committee; and
- Overseeing the processes used to manage key financial risks, including risks related to liquidity, solvency margins, capital management and leverage, third-party credit risk, foreign exchange exposure, financial risk of climate change, and insurance risks.

Special Purpose Committees

Transaction Committee

The Transaction Committee presently consists of Messrs. Gibbons, Gray and O'Donnell (Chair). The Transaction Committee has the authority of the Board to consider and approve, on behalf of the full Board, certain strategic investments and other possible transactions.

Offerings Committee

The Offerings Committee presently consists of Messrs. Gibbons, Gray and O'Donnell (Chair). The Offerings Committee has the authority to consider and approve, on behalf of the full Board, transactions pursuant to our shelf registration program, including setting the terms, amount and price of any such offering.

Certain Relationships and Related Transactions

We have adopted a written policy with respect to the review, approval and ratification of transactions with related persons. The policy covers, among other things, transactions between us and any of our executive officers, directors, nominees for director, any of their immediate family members or any other related persons as defined in Item 404 of Regulation S-K. Each transaction covered by this policy is reviewed by the Governance and Human Capital Committee to determine whether the transaction is in the best interests of the Company and our shareholders. Pursuant to the policy, our Governance and Human Capital Committee also conducts a reasonable prior review and oversight of all related-party transactions required to be disclosed pursuant to Item 404 of Regulation S-K for potential conflicts of interest, including to determine whether any such transaction is inconsistent with the interests of the Company and our shareholders. The transactions described below include certain transactions we have entered into with parties that are, or could be deemed to be, related to us.

Relationship with BlackRock, Inc.

BlackRock, Inc. ("BlackRock") reported a beneficial ownership interest of more than 5% of our common shares as of December 31, 2022. Affiliates of BlackRock provide investment management, risk analytics and investment accounting services to us. During 2022, we incurred $6.0 million in fees relating to these services. These fees were at then-prevailing market rates determined pursuant to arm's-length negotiations between us and such affiliates.

Relationship with Coralisle Group Ltd.

Mr. Gibbons is the Treasurer of EGL, the parent company of Coralisle. We entered into reinsurance contracts with Coralisle pursuant to which we received premiums of approximately $0.5 million from Coralisle in 2022, and paid claims to Coralisle of approximately $12,000 in 2022. We renewed certain of these reinsurance contracts in December 2022 and we expect to receive premiums of approximately $0.2 million from Coralisle in 2023 as a result of those renewals. To date in 2023, we have paid approximately $7,000 of claims to Coralisle. In his position at EGL, Mr. Gibbons is not directly involved in the management of Coralisle, and all of these transactions with Coralisle were entered into in the ordinary course of business on terms available to similarly situated parties.

Relationship with State Farm Mutual Automobile Insurance Company

State Farm Mutual Automobile Insurance Company ("State Farm") reported a beneficial ownership interest of more than 5% of our common shares as of December 31, 2022. From time to time we have entered into, and expect in the future to enter into, reinsurance transactions with State Farm in the ordinary course of business on terms available to similarly situated parties. For reference, in 2022, we recorded reinsurance premiums of $27.9 million from State Farm and its subsidiaries and our insurance subsidiaries paid claims on such reinsurance to State Farm and its subsidiaries of $14.7 million. In 2023, we expect to record about $36.1 million in reinsurance premiums from State Farm. State Farm is also an investor in RenaissanceRe-managed vehicles Top Layer Reinsurance Ltd., DaVinciRe Holdings Ltd. and Fontana Holdings L.P. and its subsidiaries.

Use of Company Aircraft

Pursuant to their employment agreements, members of our management governance committee, which consists of Mr. O'Donnell, Shannon Bender, Ian Branagan, Ross Curtis, David Marra and Robert Qutub, are permitted business use and a limited amount of Company-funded personal use (with a value up to the aggregate incremental cost to us of $85,000) of our fractional interest program with NetJets Aviation Inc. ("NetJets"). Since 2020, in light of concerns for safety and continuing commercial travel limitations stemming from the COVID-19 pandemic, the Governance and Human Capital Committee adopted a policy allowing our management governance committee members additional Company-funded personal use of our NetJets program. The aggregate incremental cost to us of any personal use for named executive officers is included in the Summary Compensation Table below. Our executive officers pay imputed income tax on the value of these benefits and are not entitled to tax gross-ups on any perquisites. In addition, Messrs. O'Donnell, Curtis and Qutub have each entered into an aircraft use agreement with us which allows them to use our fractional interest program with NetJets for additional travel beyond that which is provided for in their employment arrangements, provided that they pay for such use in advance of any trip at the fully loaded variable rate (which rate represents our aggregate incremental cost of such use within the meaning of Regulation S-K and the rules and other guidance of the Commission). They must maintain a deposit with us from which we are authorized to withdraw funds in order to satisfy any amounts owed under the agreement. The form of aircraft use agreement was approved by the Governance and Human Capital Committee. None of our executive officers had any additional personal use of the aircraft interest for travel during 2022 for which they were required to reimburse us. For additional information regarding our executive officers' use of our corporate aircraft, see "Executive Compensation—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Additional Compensation Practices—Other Benefits and Perquisites" below.

Housing Arrangements with Executive Officers

As discussed under "Executive Compensation—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Additional Compensation Practices—Other Benefits and Perquisites" below, we provide housing allowances to certain of our named executive officers, as well as to other executive officers and employees. The amount of the housing allowance is included in the Summary Compensation Table for each named executive officer (see "Executive Compensation—Executive Compensation Tables—All Other Compensation Table" below). Our executive officers pay imputed income tax on the value of these benefits and are not entitled to tax gross-ups on any perquisites. In 2021, one of our subsidiaries acquired a property in Bermuda previously subject to a long-term lease and subsequently leased this property to Mr. O'Donnell for his Bermuda residence at market rates, consistent with his historical housing benefits.

Charitable Donations

RenaissanceRe provides support to various charitable organizations in Bermuda and other communities in which we operate, including organizations that support insurance industry education and training, crime prevention, substance abuse prevention, affordable housing and educational assistance. As part of our efforts, we match donations made by our employees to appropriately registered charities up to certain maximum amounts and make direct charitable contributions. Certain of our executive officers and directors, director nominees, and spouses of certain of these persons, serve and have served as directors, officers or trustees of some of these organizations. We did not contribute more than $120,000 to any one charity in 2022 for which any of our executive officers and directors, director nominees and spouses of certain of these persons served as a director, officer or trustee.

The Board's Role and Key Responsibilities

Strategic Oversight

Our Board believes that long-range strategic issues should be discussed and reviewed at regular Board meetings. Our Corporate Governance Guidelines provide that the Board review and critique our strategic plan at least annually, with quarterly reviews of performance in comparison to the financial plan. Senior management and the full Board engage in long-term strategy discussions at least annually, and the Board and committees regularly receive updates from business function leaders on our performance against our tactical plans.

Our strategic plan drives the Board's goal setting in many areas. For example, the goals of each Board committee are tied to the achievement of the strategic plan. The Governance and Human Capital Committee determines and measures compensation against the achievement of strategic goals and objectives.

Risk Oversight

We consider enterprise-wide risk management to be a key strategic objective and believe that our enterprise-wide risk management processes and practices help to identify potential events that may affect us; quantify, evaluate and manage the risks to which we are exposed; and provide reasonable assurance regarding the achievement of corporate objectives. For each identified and measured risk, we have identified (i) a day-to-day owner and management response, (ii) a process for monitoring and reporting on the risk, (iii) a senior management committee, and (iv) Board and/or committee oversight. We believe that this risk management process, along with our culture and focus on enterprise-wide risk management, ensures effective risk oversight by our Board.

Risk Management Process

BOARD

- The Board is responsible for overseeing enterprise-wide risk management and is actively involved in the monitoring of risks that could affect us.
- The members of the Board have direct access to, and receive regular reports from, the senior executives and other officers responsible for coordinating enterprise-wide risk management, including our Chief Financial Officer, Chief Portfolio Officer, Group Chief Risk Officer, Group Chief Underwriting Officer, Group General Counsel and Chief Human Resources Officer, each of whom reports directly to our Chief Executive Officer, as well as other senior personnel such as our Chief Investment Officer, Chief Accounting Officer, Head of Internal Audit, Chief Compliance Officer, Chief Technology Officer, Corporate Information Security Officer and Chief Reserving Actuary.
- The Board delegates certain of its risk management responsibilities to its committees as set forth in the committee charters and described under "—Board Structure and Processes—Committees of the Board" above, with key risks set forth below.
- The Non-Executive Chair of the Board participates in meetings of each committee from time to time on an ex officio basis and monitors the identification of risks or other matters that might require cross-committee coordination and collaboration or the attention of the full Board.

COMMITTEES

- Each committee regularly receives and discusses materials from the other committees, and we believe this allows the directors to be aware of the various risks across the Company.
- Each committee performs a comprehensive annual self-assessment as part of the Board's overall governance effectiveness review and assessment, which reflects the committees' evaluation of our corporate risk management practices and, if applicable, the identification of potential new oversight needs in light of changes in our strategy, operations or business environment.
- Each committee considers the self-assessment and identified new oversight needs when conducting their annual charter reviews and recommending changes to the charters, such as those adopted in 2021.

Key Risks Overseen

Audit Committee	Governance and Human Capital	Investment and Risk Management Committee
• Financial statements integrity and reporting • Cybersecurity and business continuity • Legal, regulatory and compliance • Tax compliance	• Executive and employee compensation • Succession planning (executive and director) • DEI, employee development, CSR and similar ESG matters • Governance structure and processes • Shareholder concerns	• Enterprise-wide risk management framework • Investment strategies and risk limits • Key financial, non-operational risk or exposures (including climate risk) • Insurance risk • Capital and liquidity requirements

MANAGEMENT

- At least annually, our Chief Risk Officer presents a comprehensive risk management overview to the Board to demonstrate management coverage and Board oversight of significant identified risks. This overview outlines our procedures for the identification and measurement of, response to, and monitoring and reporting of risk.
- Management representatives from our risk, legal, regulatory, compliance, human resources, treasury, finance, investments, reserving, information security, accounting and internal audit functions:
  - Regularly report to the Board and each committee at quarterly scheduled sessions, including at least annually to the Governance and Human Capital Committee regarding the potential risks of our compensation policies and practices; and
  - Separately meet with, and are interviewed by, our committees in executive sessions.

Board Oversight of ESG

We have an integrated approach to ESG governance, with cross-collaboration among our Board committees and management. Our Board and its committees are actively engaged in the oversight of environmental, social and governance initiatives and our management provides regular reports on progress and developments.

The Governance and Human Capital Committee, pursuant to its charter, is charged with overseeing, monitoring and reviewing our ESG policies, programs and practices. This oversight includes sustainability, health and safety, DEI and related matters. Our dedicated ESG team reports to the Governance and Human Capital Committee quarterly, and to the full Board at least annually, on our ESG initiatives and progress on implementation of our ESG strategy. In addition, the Governance and Human Capital Committee is actively engaged in the oversight of our employees, work environment, DEI initiatives and compensation practices, and receives regular updates from management on progress and developments, and our executive management team and Governance and Human Capital Committee receive regular reports on progress against our annual human resources tactical plans.

The consideration of the impacts of climate change is integral to our enterprise-wide risk management process. Certain aspects of ESG are monitored by the full Board or other committees. For example, the IRMC is charged with overseeing key financial risks, such as the financial risk of climate change. We have been progressively integrating the consideration of the financial risk of climate change into our governance frameworks, risk management processes, and business strategies over the past several years.

ESG Governance Structure



Board of Directors	Board Committees	Management	Internal Collaboration
Responsible for broad oversight of strategic planning and enterprise-wide risk management.	Oversee, monitor and review policies, programs and practices related to ESG matters.	Responsible for decision-making and execution based on areas of corporate focus. Regularly reports to the Board of Directors and its committees on key ESG topics.	ESG subject matter specialists collaborate to drive the continued development of our ESG strategy.

Cross-Committee Risk and Strategy Oversight Collaboration

At their quarterly meetings, each committee reviews and discusses its current and future agendas in the context of our strategic plan and any new Company, industry or market information and identifies matters that should be discussed with other committees or the full Board. In addition, each standing committee reports to the full Board at each quarterly Board meeting. Our Audit, Governance and Human Capital, and Investment and Risk Management Committees coordinate their oversight of our financial and operating risks and routinely collaborate to address specific matters requiring coordination and cross-committee oversight. We believe that these collaborative efforts sustain high levels of enterprise-wide risk management and facilitate sound corporate governance.

Succession Planning

We believe that succession planning is key to ensuring effective risk oversight and execution of our strategy and that our succession planning programs ensure that the Board has appropriate oversight. On behalf of the Board, our Governance and Human Capital Committee collaborates with our Chief Executive Officer in the development and monitoring of our programs for emergency and long-term executive succession, generally on a quarterly basis. To foster diverse talent, we apply a DEI lens to the selection process for our leadership and management development programs. Individuals who we believe have potential for senior executive positions are identified to the Governance and Human Capital Committee, in part by utilizing the results of the Company's internal review and feedback processes. The careers of these individuals are monitored to ensure that over time they have appropriate exposure both to the Board and to our businesses. These individuals interact with our Board in various ways, including through participation in Board meetings and other Board-related activities and meetings with individual directors. The Governance and Human Capital Committee regularly briefs the full Board on these matters.

Director Compensation

2022 Director Compensation Table

The following table sets forth information concerning compensation paid to each director who served on the Board during 2022, other than Mr. O'Donnell, whose compensation as our President and Chief Executive Officer is set forth under "Executive Compensation—Executive Compensation Tables—2022 Summary Compensation Table" below:

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Total ($)
David C. Bushnell	145,000	154,947	299,947
James L. Gibbons	190,000	304,947	494,947
Shyam Gidumal	82,500	154,898	237,398
Brian G. J. Gray	110,000	154,947	264,947
Jean D. Hamilton	55,000	154,947	209,947
Duncan P. Hennes	110,000	154,947	264,947
Henry Klehm III	145,000	154,947	299,947
Valerie Rahmani	110,000	154,947	264,947
Carol P. Sanders	110,000	154,947	264,947
Anthony M. Santomero	145,000	154,947	299,947
Cynthia Trudell	110,000	154,947	264,947

[1] Amounts shown reflect annual retainer and annual committee chair retainer, as described below.

[2] The amounts in this column represent the aggregate grant date fair value of time-vested restricted shares granted to our non-employee directors in 2022, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, excluding the effect of estimated forfeitures. The assumptions made in the valuation of stock awards are discussed in Note 16 (Stock Incentive Compensation and Employee Benefit Plans) of our 2022 Form 10-K. These values do not represent the actual value the recipient will or has received from the award. On March 1, 2022, each of Messrs. Bushnell, Gray, Hennes, Klehm and Santomero, Mses. Hamilton, Sanders and Trudell, and Dr. Rahmani were awarded 1,065 restricted shares and Mr. Gibbons was awarded 2,096 restricted shares. On May 16, 2022, Mr. Gidumal was awarded 1,040 restricted shares. All of the restricted shares awarded to our non-employee directors in 2022 will vest in three substantially equal annual installments beginning on March 1, 2023. The aggregate number of stock awards outstanding as of December 31, 2022 for each director who served on the Board during 2022 was as follows: Mr. Gibbons: 3,943 restricted shares; Mr. Gidumal: 1,040 restricted shares; Messrs. Bushnell, Gray, Hennes, Klehm and Santomero, Mses. Sanders and Trudell, and Dr. Rahmani: 2,004 restricted shares each; and Ms. Hamilton: 0 restricted shares. Ms. Hamilton retired from the Board on May 16, 2022, at which time all of her outstanding stock awards accelerated vesting in accordance with the terms of her award agreements.

Director Compensation Program

The Governance and Human Capital Committee reviews director compensation annually. While the Governance and Human Capital Committee does not target specific director pay levels against market data, with the assistance of Mercer (U.S.) Inc. ("Mercer"), its independent compensation consultant, the Governance and Human Capital Committee analyzes the competitiveness of our director compensation using market data for non-employee directors of the same group of peer companies used to evaluate executive compensation (see "Executive Compensation—Compensation Discussion and Analysis—Compensation Determination Process—Peer Group—The Market for Talent" below). The Governance and Human Capital Committee reviews both the structure and amount of non-employee director compensation paid at these companies. In addition, since the talent market for directors is broader than the market for executives, the Governance and Human Capital Committee also reviews director compensation among companies in the S&P 500 indices. In connection with its annual 2022 review, the Governance and Human Capital Committee determined not to increase non-executive director compensation.

Annual Cash Retainers. During 2022, each of our non-employee directors other than the Non-Executive Chair of the Board received an annual cash retainer of $110,000. Our Non-Executive Chair of the Board received an annual cash retainer of $190,000. In addition, the Chairs of our Audit Committee, Governance and Human Capital Committee, and Investment and Risk Management Committee each received a committee chair cash retainer of $35,000. These amounts were consistent with the amounts paid in 2021. If a non-employee director joins the Board after the start of the fiscal year, the director will be paid a prorated retainer based on the number of regularly scheduled Board meetings anticipated to be attended as director, subject to a minimum of 50% of the annual retainer fee.

We reimburse all directors for expenses incurred in connection with service on the Board, including reimbursement of expenses incurred in connection with attending educational seminars. The Non-Executive Chair of the Board is reimbursed for expenses incurred in connection with attending certain industry events and functions. Generally, spousal travel on our corporate aircraft in connection with a business-related trip of a director is permitted, with spousal travel added to the director's reported U.S. federal income, as applicable, based on the standard industry fare level valuation method. There is no incremental cost to us of providing this benefit and we do not reimburse the directors for the additional tax associated with this benefit.

Equity Awards. Our Governance and Human Capital Committee weighs directors' compensation heavily in equity-based incentive awards to further align their interests with the long-term interests of our shareholders. During 2022, each non-employee director other than the Non-Executive Chair of the Board received a grant of restricted shares valued at approximately $155,000, and the Non-Executive Chair of the Board received a grant of restricted shares valued at approximately $305,000. The amount of these grants were consistent with the 2021 grants. Restricted shares granted to our non-employee directors generally vest in equal annual installments over three years. These restricted shares generally accelerate and vest on a director's separation from service on the Board unless a director is requested to depart the Board for cause, in which case such restricted shares are forfeited. Dividends are paid currently on time-vested restricted shares. Non-employee directors who start mid-year receive a full-value annual restricted stock grant. The date of grant for such awards will be the director's start date, and the awards will vest on the same dates as the regular director grants.

Limitation on Non-Employee Director Compensation. Pursuant to the RenaissanceRe Holdings Ltd. 2016 Long-Term Incentive Plan (the "2016 LTI Plan"), the maximum value of any awards granted to any non-employee director in any one calendar year, taken together with any cash fees paid to such non-employee director during such calendar year, may not exceed $1,500,000.

Director Equity Ownership Policy; No Hedging or Pledging

Pursuant to our equity ownership policy for independent directors, which is designed to further our goal of aligning the interests of our directors and shareholders, each of our independent directors is required to hold common shares (including vested and unvested restricted shares) having a value equal to five times their then-current annual cash retainer or such lesser amount as the director has been granted to date. Our independent directors generally are not permitted to sell any of the equity granted to them unless they have met their ownership requirements. As of December 31, 2022, all of our independent directors had satisfied their ownership requirements other than Mr. Gidumal, who did not join the Company until May 16, 2022. Mr. Gidumal is in compliance with our guidelines because he is not required to purchase shares in the open market in order to satisfy his ownership requirements.

Our directors are subject to our anti-hedging, anti-pledging and other trading policies, which prohibit transactions in our securities outside of designated "window" periods (except pursuant to previously adopted and approved Rule 10b5-1 plans), hedging the market value of any of our securities, and short sales of, or margin loans on, our securities.

Executive Officers

Our executive officers provide functional oversight of our business units and have primary responsibility for setting Company policy and decision-making authority. Our executive officers, as defined in the Exchange Act, include our Chief Executive Officer, Chief Financial Officer, Chief Portfolio Officer, Group Chief Risk Officer, Chief Investment Officer, Group General Counsel, Group Chief Underwriting Officer and Chief Accounting Officer.



President and Chief Executive Officer

Age: **56**

Kevin J. O'Donnell

Mr. O'Donnell has served as our Chief Executive Officer since July 2013 and as our President since November 2012. Mr. O'Donnell has served in a number of roles since joining the Company in 1996, including Global Chief Underwriting Officer, Executive Vice President, Senior Vice President, Vice President and Assistant Vice President. Mr. O'Donnell also has served as the Chair of ClimateWise since 2022, and served as the Chair of the Global Reinsurance Forum from 2018 to 2020 and as the Chair of the Association of Bermuda Insurers and Reinsurers in 2017 and 2018.



Executive Vice President and Chief Financial Officer

Age: **61**

Robert Qutub

Mr. Qutub has served as our Executive Vice President and Chief Financial Officer since August 2016. Prior to joining RenaissanceRe, Mr. Qutub served as Chief Financial Officer and Treasurer for MSCI Inc., a leading provider of portfolio construction and risk management tools and services for global investors, from July 2012 to May 2016. Prior to MSCI Inc., Mr. Qutub was with Bank of America from November 1994 to June 2012, where he held several segment Chief Financial Officer roles. He has served on the Board of Directors of USAA Federal Savings Bank since June 2014 and also served in the United States Marine Corps.



Executive Vice President and Chief Portfolio Officer

Age: **50**

Ross A. Curtis

Mr. Curtis has served as our Chief Portfolio Officer since January 2023 and Executive Vice President since May 2020. Mr. Curtis has served in a number of roles since joining the Company in 1999 as a Catastrophe Reinsurance Analyst, including Group Chief Underwriting Officer from 2014 to 2022, Chief Underwriting Officer of European Operations based in London from 2010 to 2014 and Senior Vice President of Renaissance Reinsurance Ltd. in Bermuda, primarily responsible for underwriting the international and retrocessional property catastrophe portfolios and assisting in the development of our specialty reinsurance lines, from 2006 to 2010.



Executive Vice President and Group Chief Risk Officer

Age: **55**

Ian D. Branagan

Mr. Branagan has served as our Group Chief Risk Officer since 2009 and as Executive Vice President since May 2020. Mr. Branagan joined the Company in 1998 to open our Dublin office, later relocating to Bermuda with additional responsibilities for underwriting risk and modeling across our (re)insurance operations. Mr. Branagan subsequently assumed the responsibility of managing risk globally, including as Head of Group Risk Modeling in 2005 and, in 2013, relocated to our London office. Prior to joining the Company, Mr. Branagan led the international activities of Applied Insurance Research Inc. ("AIR"), which included the development and marketing of AIR's catastrophe models and tools.



Senior Vice President and Chief Investment Officer

Age: **47**

Sean G. Brosnan

Mr. Brosnan has served as our Senior Vice President and Chief Investment Officer since April 2017. Mr. Brosnan has served in a number of roles since joining the Company in 2004, including Vice President, Managing Director of Investments from 2012 to 2017 and Chief Executive Officer of Renaissance Reinsurance of Europe Unlimited Company from 2014 to 2017. Prior to joining the Company, Mr. Brosnan worked in investment and finance positions at Irish Life Investment Managers and Bank of Ireland. Mr. Brosnan is a Chartered Certified Accountant and a CFA Charterholder.



Executive Vice President, Group General Counsel and Corporate Secretary

Age: **56**

Shannon L. Bender

Ms. Bender has served as our Group General Counsel and Corporate Secretary since joining the Company in January 2021 and as Executive Vice President since June 2022, when she was promoted from Senior Vice President. Prior to joining RenaissanceRe, Ms. Bender served as Senior Vice President and Chief Corporate Counsel of CIT Group Inc. ("CIT"), a publicly listed financial and bank holding company. Prior to working at CIT, Ms. Bender was a Partner at Fried, Frank, Harris, Shriver & Jacobson LLP in New York.



Executive Vice President and Group Chief Underwriting Officer

Age: **48**

David Marra

Mr. Marra has served as our Executive Vice President and Group Chief Underwriting Officer since January 2023. Mr. Marra has served in a number of roles since joining the Company in 2008 as a Vice President, including Senior Vice President and Chief Underwriting Officer – Casualty & Specialty from 2014 to 2022, and President of Renaissance Reinsurance U.S. Inc. from 2016 to January 2023. Mr. Marra has over 25 years of insurance and reinsurance experience, including more than 15 years in the Bermuda reinsurance market in various underwriting and actuarial positions.



Senior Vice President and Chief Accounting Officer

Age: **47**

James C. Fraser

Mr. Fraser has served as our Senior Vice President and Chief Accounting Officer since December 2016. He joined RenaissanceRe in 2009 and served as our Vice President and Head of Internal Audit from 2011 through 2016. Prior to joining the Company, Mr. Fraser worked in finance and risk management positions at XL Capital and Deloitte. Mr. Fraser is a Chartered Professional Accountant and a Certified Internal Auditor.

Executive Compensation

Advisory Vote on the Compensation of our Named Executive Officers

 The Board unanimously recommends that shareholders vote **FOR** the approval of the compensation of the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis, compensation tables and narrative discussion contained in this proxy statement.

Overview of Proposal

We are submitting to our shareholders an advisory vote, commonly known as a "say-on-pay" proposal, to approve the compensation of our named executive officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K. This advisory vote gives shareholders a mechanism to convey their views about our executive compensation program and policies. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. The following resolution will be submitted for a shareholder vote at our Annual Meeting:

"**RESOLVED**, that the shareholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the proxy statement for the Company's Annual General Meeting pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion."

Recommendation and Vote Required

The Board urges you to review carefully the information under the heading "Executive Compensation" in this proxy statement and to vote, on an advisory basis, to approve the compensation of our named executive officers. Although your vote on executive compensation is not binding on the Board or the Company, the Board values the views of the Company's shareholders. The Board and the Governance and Human Capital Committee will review the results of the vote and take them into consideration in addressing future compensation policies and decisions.

Approval of this proposal requires the affirmative vote of a majority of the votes cast at the Annual Meeting and entitled to vote thereon.

Compensation Discussion and Analysis

Our named executive officers are:

| **Kevin J. O'Donnell**
our President and Chief Executive Officer | **Robert Qutub**
our Executive Vice President and Chief Financial Officer | **Ross A. Curtis**
our Executive Vice President and Chief Portfolio Officer | **Ian D. Branagan**
our Executive Vice President and Group Chief Risk Officer | **Sean G. Brosnan**
our Senior Vice President and Chief Investment Officer |

Executive Summary

Our Strategy and Compensation Philosophy

RenaissanceRe is a global provider of reinsurance and insurance that specializes in matching well-structured risks with efficient sources of capital. Our mission is to match desirable, well-structured risks with efficient sources of capital to achieve our vision of being the best underwriter. We believe that this will allow us to produce superior returns for our shareholders over the long term, and to protect communities and enable prosperity. We seek to accomplish these goals by (i) being a trusted, long-term partner to our customers for assessing and managing risk, (ii) delivering responsive and innovative solutions, (iii) leveraging our core capabilities of risk assessment and information management, (iv) investing in these core capabilities in order to serve our customers across market cycles, and (v) keeping our promises. Our strategy focuses on **superior risk selection, superior customer relationships and superior capital management.**

We have a team-based approach to leading, managing and operating the Company. Our executives develop and implement our strategy on a Company-wide basis, in addition to being responsible for their specific business units and functions. Our executive compensation program is designed to reflect this approach, rewarding executives based on overall Company performance.

Our executive compensation program is designed to:	**We do this by:**
• support our strategy and risk management practices; • align the interests of our executives with the long-term interests of our shareholders; • encourage operational and financial consistency over the market cycles and earnings volatility that are inherent and unique to our industry; and • promote our team-based approach.	• making a meaningful portion of named executive officer compensation at-risk pay through annual incentive bonuses and long-term incentive awards; • rewarding our named executive officers based primarily on our overall performance rather than the performance of individual business units or functions; and • requiring our named executive officers to own a significant number of our shares and prohibiting pledging, hedging and similar transactions of our shares.

Over the last several years, we have executed on our multi-year strategy to transform our business and position RenaissanceRe to succeed in the rapidly evolving reinsurance market. We have differentiated and selectively grown our underwriting portfolio in response to market conditions and the ongoing impacts of climate change. Over time, we have successfully grown our three principal drivers of profit: underwriting income; fee income; and investment income. We believe the successful implementation of our strategy is a reflection of the experience and skill of our leadership, including our named executive officers who have a combined 100 years of experience at RenaissanceRe, and that these qualities, along with our superior underwriting and the expertise of our RenaissanceRe Risk Sciences Inc. subsidiary, make us uniquely positioned. With these changes and our overall increase in scale, we are a more complex, matrixed organization requiring enhanced management oversight to appropriately align our controls and risk environment to maximize shareholder returns and support the long-term sustainability of the Company.

2022 Executive Compensation Highlights

To achieve the goals of our executive compensation program, the Governance and Human Capital Committee ties a significant portion of the compensation of our Chief Executive Officer and other named executive officers to the Company's short- and long-term performance. We measure success against a mix of key performance metrics, the majority of which are objectively measurable. We believe this mix of metrics aligns the interests of our executives and shareholders and rewards our Chief Executive Officer and other named executive officers for delivering strong performance on our strategic plan without incentivizing excessive risk taking.

	Short Term		Long Term	
		At-Risk Pay		
	Salary	Annual Incentive Bonus	Long-Term Incentive Awards	
			Time-Vested Restricted Shares	Performance Shares
Description	Fixed component of compensation	Annual, at-risk cash incentive program designed to promote achievement of financial metrics and strategic accomplishments against pre-defined targets that support long-term growth and operational efficiencies	At-risk, long-term, equity-based compensation to encourage multi-year performance and retention	
			• Subject to service-based vesting • Comprise 50% of long-term incentive awards for almost all named executive officers (100% for Mr. Brosnan)	• Subject to both performance-and service-based vesting • Comprise 50% of long-term incentive awards for almost all named executive officers (0% for Mr. Brosnan)

Benchmarks/Metrics	Reflects expertise and scope of responsibilities in a competitive market for executive talent	• **One-year** performance period
		• Metrics (weighting):
		  • Combined ratio rank relative to peers **(16.7%)**
		  • Ratio of operating return on average common equity to peer median **(33.3%)**
		  • Ratio of actual gross premiums written to budget **(16.7%)**
		  • Board-approved strategic accomplishments **(33.3%)**
			• **Four-year** vesting period (equal annual installments)	• **Three-year** performance/vesting period
				• Metrics (weighting):
				  • Average change in book value per common share plus change in accumulated dividends **(75%)**
				  • Average underwriting expense ratio rank compared to peers **(25%)**

The Governance and Human Capital Committee does not mandate a specific allocation among the compensation components, but believes that a majority of total direct compensation should be at-risk and subject to the achievement of performance objectives and/or our stock price performance as well as service-based criteria. While all of our named executive officers have a significant portion of their compensation at-risk, the target pay mix varies among our named executive officers. Mr. O'Donnell has the highest overall percentage of performance-based and at-risk pay, followed by Messrs. Qutub, Curtis and Branagan, who report to Mr. O'Donnell and are members of our management governance committee, along with Mr. O'Donnell. Mr. Brosnan's percentage of at-risk pay is somewhat lower due to a different mix of short- and long-term incentives, consistent with other senior leaders in the organization at similar levels. Mr. Brosnan reports to Mr. Qutub and is not a member of the management governance committee.

The Governance and Human Capital Committee conducted an in-depth assessment of the competitive pay environment in 2022 and determined that the compensation changes that were made in 2021 continued to reflect the needs of the Company, with the majority of executive pay being at-risk and subject to successful execution against pre-set performance metrics. The target pay mixes for the named executive officers were generally consistent with the prior year, with slight increases of 1%-2% in total pay at-risk, performance shares and time-vested restricted shares, and corresponding decreases in salary and annual incentive bonus percentages. The details of the increase are discussed below under "—Principal Components of Our Executive Compensation Program."

The target pay mix for our Chief Executive Officer and each of our other named executive officers for 2022 was:


Kevin J. O'Donnell
13%
Salary
30%
Annual Incentive Bonus
28%
Performance Shares
28%
Time-Vested Restricted Shares
87% At-Risk
Robert Qutub
20%
Salary
30%
Annual Incentive Bonus
25%
Performance Shares
25%
Time-Vested Restricted Shares
80% At-Risk
Ross A. Curtis
20%
Salary
30%
Annual Incentive Bonus
25%
Performance Shares
25%
Time-Vested Restricted Shares
80% At-Risk
Ian D. Branagan
19%
Salary
29%
Annual Incentive Bonus
26%
Performance Shares
26%
Time-Vested Restricted Shares
81% At-Risk
Sean G. Brosnan
30%
Salary
30%
Annual Incentive Bonus
39%
Time-Vested Restricted Shares
70% At-Risk

* Due to rounding, percentages may not total precisely.

Link Between Pay and Performance for 2022

When reviewing the performance and considering the compensation of our named executive officers, the Governance and Human Capital Committee considers our strategic, operational and financial performance over both the short and long term. The Governance and Human Capital Committee evaluates and sets performance goals that are designed to be rigorous, with the goals set at the time of grant for all performance-based compensation.

In 2022, as a result of significant weather-related loss events and the volatility in the markets and industry, our resulting performance against our compensation metrics – operating return on average common equity, gross premiums written, relative combined ratio, change in book value per common share plus change in accumulated dividends and underwriting expense ratio, as well as our strategic goals – led to varied outcomes.

With respect to the performance metrics applicable to our annual incentive bonus, we saw strong performance against our strategic plan and substantial growth in gross premiums written, but combined ratio compared to peers and operating return on average common equity fell short of the peer median. As a result, our 2022 annual incentive bonuses paid out at 121% of target.

For metrics applicable to our performance share awards, we achieved above-target performance on both metrics – average change in book value per common share plus change in accumulated dividends over the three-year performance cycle and three-year average underwriting expense ratio rank compared to peers. As a result, our performance shares for the 2020 to 2022 performance period paid out at 118%. The graph below provides supplemental disclosure and should not be viewed as a substitute for the "Pay Versus Performance" disclosure included in "Executive Compensation—Pay Versus Performance."



Annual Incentive Bonus

Financial Performance Metrics	Combined Ratio	**97.7%** 7th in peer group	Annual Incentive Bonus **121%** of Target
	Operating Return on Average Common Equity[(1)]	**6.3%** 84% of peer median	
	Gross Premiums Written	**$9.2B** 118% of budget	

Strong Strategic Plan Performance

- **Strong** top-line growth, with **$9.2 billion** of Gross Premiums Written
- **Increased Scale** in our Capital Partners business, raising **$1.4 billion** from third-party investors
- **Increased contributions** from **diversified earnings streams**
- **Consistent commitment** to our strategy as a **global reinsurer**
- **Strong growth** in Casualty and Specialty segment
- **Increased scalability** of our global platform

Performance Shares

Three-Year Average Change in Book Value per Common Share plus Change in Accumulated Dividends[(2)]	**7.7%**	Performance Shares **118%** of Target
Three-Year Average Underwriting Expense Ratio Rank Compared to Peers[(3)]	**29.5%** 5th in peer group	

(1) Operating return on average common equity is a non-GAAP financial measure used in our annual incentive bonus program. A reconciliation of non-GAAP financial measures is included in "Appendix A."

(2) In accordance with the terms of the award agreements, because industry-wide losses during the 2021 and 2022 performance years were greater than $10 billion, and change in book value per common share plus change in accumulated dividends for each of those performance years was below the set threshold, the book value per common share plus change in accumulated dividends for the performance year was set at the threshold achievement level of 3.5%. Book value per common share plus change in accumulated dividends was 16.0%, (3.5)% and (19.7)% for the fiscal years ended December 31, 2020, 2021 and 2022, respectively.

(3) Underwriting expense ratio for the Company's performance peer group was compiled from S&P Capital IQ. Because not all of the companies in the performance peer group report underwriting expense ratio or report financial results on a GAAP basis, the three-year average underwriting expense ratio for the Company was calculated on an adjusted basis to allow for comparability with the performance peer group. Based on the S&P Capital IQ data, expense ratios for members of the performance peer group include amortization, stock-based compensation and certain other corporate and operating expenses as defined by S&P Capital IQ that are not included in expense ratios presented on a GAAP basis. To align with the methodology used by S&P Capital IQ, corporate expenses included in the expense ratio calculation were: certain executive, director, legal and consulting expenses; costs for research and development; impairment charges related to goodwill and other intangible assets; and other miscellaneous costs, including those associated with operating as a public company. Our reported underwriting expense ratios were 27.9%, 27.5% and 29.2% for the fiscal years ended December 31, 2020, 2021 and 2022, respectively.

Our 2022 performance represented a continuation of our achievements over time. Since Mr. O'Donnell was named our Chief Executive Officer in 2013, we have performed strongly on key financial metrics. He has led the Company to become a diversified reinsurer with an innovative and flexible operating platform. Over the past ten years, our gross premiums written grew at a CAGR of 20% and our total shareholder return grew at a CAGR of 9.6%, while our Chief Executive Officer's total compensation grew at a CAGR of 4%. We believe the graph below illustrates the alignment of Mr. O'Donnell's pay with our performance during the past ten years. The graph below provides supplemental disclosure and should not be viewed as a substitute for the "Pay Versus Performance" disclosure included in "Executive Compensation – Pay Versus Performance."



We believe the effectiveness of our pay-for-performance philosophy is further illustrated by the graphs below, which show the alignment of our Chief Executive Officer's five-year realizable pay with return on average common equity, change in book value per common share and combined ratio over the same period. Each graph is based on the most recently available complete compensation peer group proxy data. As shown below, on each of these key strategic metrics, our Chief Executive Officer's realizable pay over the last five years was aligned with our performance versus our peers. The graphs below provide supplemental disclosure and should not be viewed as a substitute for the "Pay Versus Performance" disclosure included in "Executive Compensation – Pay Versus Performance."

5-Year Realizable Pay vs. 5-Year ROACE Average Performance Rank[1]



5-Year Realizable Pay vs. 5-Year BVPS Growth Performance Rank[1]



Realizable Pay vs. 5-Year Average GAAP Combined Ratio Performance Rank



Source: S&P Capital IQ databases.

[1] The financial ratios used above are calculated using the closest GAAP financial measures to the financial metrics used in various components of our executive compensation program. "5-Year Realizable Pay" is defined as the sum of: (i) base salary earned in each fiscal year, (ii) actual bonus earned for each fiscal year (including discretionary, sign-on and special bonuses), (iii) in-the-money value, at December 31, 2022, of all options granted during the five-year period, (iv) full value, at December 31, 2022, of all restricted shares/units granted during the five-year period and (v) full value, at December 31, 2022, of all performance shares/units granted during the five-year period (using the actual shares earned for completed performance cycles and the target number of shares for cycles that are ongoing). Time periods for pay are based on the most recent available information (2017-2021 for peers and 2018-2022 for RenaissanceRe). Time periods for performance are based on the most recent available information (2018-2022 for peers and RenaissanceRe, unless otherwise noted).

Our Say-on-Pay Vote

Say-on-Pay Vote Results from 2018 to 2022



2018	2019	2020	2021	2022
96%	51%	94%	95%	96%

We believe the results of the annual advisory "say-on-pay" vote at our 2022 Annual General Meeting, where approximately 96% of the votes cast were in support of the compensation of our named executive officers, indicate strong shareholder support of our programs. After considering the 2022 say-on-pay results as well as the feedback received during our engagement with shareholders, the Governance and Human Capital Committee determined that the Company's executive compensation philosophies and objectives and compensation elements continued to be appropriate and did not make any changes to the Company's executive compensation program in response to the 2022 say-on-pay vote.

For a discussion of our shareholder outreach efforts, please see "Corporate Governance—Board Structure and Processes—Director Engagement—Shareholder Engagement."

Executive Compensation Best Practices

We have always been, and remain, committed to continually reviewing and improving our executive compensation program to reflect the views of our shareholders and implement commonly-viewed best practices. Some highlights of the best practices we have implemented in our executive compensation program include the following:



- ✔ **Tie Pay to Performance,** with a Goal-Setting Process Aligned to Shareholder Returns
- ✔ Robust Share **Ownership Guidelines**
- ✔ **Clawback Policy** for Incentive Compensation
- ✔ **Minimum Vesting Periods** for Equity Awards
- ✔ **Independent** Compensation Consultant
- ✔ Active **Shareholder Engagement**
- ✔ **Maximum Payout Cap** for Long-Term Incentives and Annual Incentive Bonus
- ✔ **Double-Trigger** Severance and Vesting in the Event of a Change in Control
- ✔ **Fixed Share Reserve** for Equity Awards



- ✘ **No** **Tax Gross-ups** for Excise Taxes or Perquisites
- ✘ **No Special Retirement Arrangements** for Executive Officers
- ✘ **No** Option or Stock Appreciation **Rights Repricing**
- ✘ **No Hedging**, **Pledging** or **Unapproved** Trading Plans
- ✘ **No Dividends** or **Dividend Equivalents** Paid on **Unvested Performance Shares**
- ✘ **No Vesting** of Performance Shares if **Threshold Performance Not Met**

Executive Compensation Determination Process

In order to design an executive compensation program that aligns the interests of our executives with the long-term interests of our shareholders, our Governance and Human Capital Committee leads a rigorous and continuous process evaluating our executive compensation program throughout the year.



Assess
- Feedback on annual say-on-pay vote from shareholder outreach
- Market data with our independent compensation consultant to determine competitiveness
- Alignment of performance measures with our overall strategy
- Ability of our incentive plan to attract, motivate and retain highly talented executive officers
- Annual risk review of our compensation structure, elements and incentives
- Makeup of peer group

Establish
- Performance metrics for short- and long-term awards
- Specific targets, thresholds and maximums for each performance metric
- Relevant compensation and performance share peer groups
- Performance goals for our Chief Executive Officer
- Salary and target annual incentive bonus levels for our named executive officers

Rigorous Committee Oversight

Approve
- Performance metric results for short- and long-term awards
- Achievement of strategic objectives for annual incentive bonuses
- Final total compensation for our Chief Executive Officer and each named executive officer

Monitor
- Regular discussions with management and our independent compensation consultant
- Executive sessions during regular quarterly Board meetings to review progress against financial and strategic goals

Roles and Responsibilities

Governance and Human Capital Committee

Our Governance and Human Capital Committee establishes and oversees our executive compensation philosophy and has primary responsibility for overseeing executive compensation policies and programs.

- Determines all aspects of our Chief Executive Officer's compensation
- Approves compensation for all other named executive officers, after considering the Chief Executive Officer's recommendations
- Meets at least quarterly, and meetings may include other members of the Board, members of management and third-party advisors
- Conducts executive session at each meeting with no members of management present
- Only committee members may vote on committee matters
- The Governance and Human Capital Committee's responsibilities with respect to compensation are set forth in its charter, and are described in more detail above under "Corporate Governance—Board Structure and Processes—Committees of the Board—Corporate Governance and Human Capital Management Committee."

Independent Compensation Consultant

The Governance and Human Capital Committee has retained Mercer as its independent compensation consultant to provide market intelligence on compensation trends, views and recommendations with respect to our compensation programs, and analyses and recommendations with respect to the amount and form of senior executive and director compensation.

Assessment of Independence

- During 2022, the Governance and Human Capital Committee renewed its engagement of Mercer, a wholly owned subsidiary of Marsh & McLennan Companies, Inc. ("Marsh") as its independent compensation consultant
- No member of management or the Governance and Human Capital Committee has any contractual or pecuniary arrangement with Mercer
- During 2022, Mercer performed compensation advisory services, on behalf of the Governance and Human Capital Committee. We incurred fees in 2022 in respect of these engagements totaling approximately $363,000. The Governance and Human Capital Committee approved fees for all compensation advisory services
- Other subsidiaries of Marsh acted as a broker or agent with respect to 33.3% of our gross premiums written and 24.9% of ceded written premiums in 2022
- After considering the independence factors under the NYSE listing standards, the Governance and Human Capital Committee has assessed the independence of Mercer pursuant to the SEC rules and the NYSE listing standards and has concluded that the engagement did not raise any conflicts of interest

Our executive officers and key members of our human resources function help support the Governance and Human Capital Committee's executive compensation process, and collaborate on the development of our strategic plan, which the Governance and Human Capital Committee uses as the basis for setting the goals and targets for our performance-based compensation.

Chief Executive Officer

- Regularly attends and participates in portions of the Governance and Human Capital Committee's meetings
- Provides the Governance and Human Capital Committee with strategic context regarding our products, underwriting and operational risks, strategy and performance, and shareholder value-creation over time
- Advises the Governance and Human Capital Committee on matters such as the alignment of our incentive plan performance measures with our overall strategy and the impact of the design of our equity incentive awards on our ability to attract, motivate and retain highly talented executive officers
- Makes recommendations regarding the compensation of executive officers who report to him, including our named executive officers, and provides feedback on their performance

Peer Group

The Market for Talent

Our ability to attract and retain talented executive officers is critical to achieving our strategic goals. We believe that the pool of candidates that meet our criteria is small and that competition for talent continues to increase.

While the Governance and Human Capital Committee does not target specific compensation component levels or total compensation of the named executive officers against market data, it periodically assesses the competitiveness of the compensation levels of our named executive officers and considers the overall competitive market in which we operate. With the assistance of management and its independent compensation consultant, Mercer, the Governance and Human Capital Committee uses market data of a group of peer companies to conduct this assessment.

Peer Selection

The Governance and Human Capital Committee dedicates significant time and effort to developing a relevant compensation peer group for the Company and works with Mercer and management to regularly review and assess the peer group to evaluate its continued applicability. Our compensation peer group is composed of companies with significant reinsurance operations and risk portfolios that are comparable to ours, taking into account the criteria described below.

In selecting peers, the Governance and Human Capital Committee considers the following key criteria:

Key Criteria when Identifying Peer Group Companies

Companies that have a similar business and whose results are driven by a similar risk portfolio	• The companies in our compensation peer group are companies with which we compete for business. • The companies are in risk-bearing businesses with significant reinsurance operations and risk portfolios, with similar financial characteristics.
Company size, by revenue and market capitalization	• We consider both the revenue and market capitalization of prospective peer companies. • Our market presence and financial position are broadly comparable with our compensation peer group as a whole and with the individual companies that comprise it. • We include some companies with higher revenues because they are our primary competitors for both business and executive talent and the number of similarly sized competitors continues to shrink due to industry consolidation. • We review the competitive pay information for all companies individually, rather than relying on average or other summary statistics that may be distorted by outliers, to mitigate against the risk that the competitive analysis being unduly influenced by the larger companies.
Companies we compete with for qualified executive talent	• The companies in our compensation peer group are companies with which we compete for executive talent and from which we seek to attract qualified executives. • The companies have similar professional skill and talent needs. • We consider companies who select us for inclusion in their peer group.
Companies located in similar jurisdictions	• Companies in similar jurisdictions to us are in competitive pay markets with similar pay practices.
Consistency from year-to-year	• We seek to maintain consistency in the peer group from year-to-year, to the extent appropriate to support long-term alignment of goal measurement.

In February 2022, the Governance and Human Capital Committee assessed and determined the composition of our compensation peer group for 2022. Our peer group for 2022 remained consistent with our peer group from 2021. The following nine companies comprised our compensation peer group for 2022:

- Alleghany Corporation[1]
- Arch Capital Group Ltd.
- Argo Group International Holdings, Ltd.
- Axis Capital Holdings Limited
- Everest Re Group, Ltd.
- Greenlight Capital Re, Ltd.
- Markel Corporation
- SiriusPoint Ltd.
- W. R. Berkley Corporation

Overlap with Selected Peers

All the companies in our compensation peer group that disclosed a peer group for compensation purposes in their 2022 proxy statements also listed us as a peer.

[1] On October 19, 2022, Berkshire Hathaway Inc. completed its previously announced acquisition of Alleghany Corporation. Alleghany Corporation was included in our peer group for compensation decisions made prior to the acquisition.

Due to industry consolidation, the number of standalone publicly traded companies that meet the above criteria has decreased over the past several years. Nevertheless, we believe this is still a carefully considered peer group comprised of companies that we compete with for business and executive talent. We also monitor the compensation practices of other non-traditional entrants into our industry with which we compete for talent to inform our compensation program design and determinations.

As discussed below under "—Principal Components of Our Executive Compensation Program," in addition to using our compensation peer group to set and analyze our executive compensation program and levels, we also used this peer group of companies to measure certain performance metrics for annual incentive bonuses for 2022.

Managing Dilution

Management and the Governance and Human Capital Committee balance the goal of aligning the interests of our executives and employees with the long-term interests of shareholders with active monitoring of our equity-based grant practices and potential for shareholder dilution. In determining 2022 equity-based grants, the Governance and Human Capital Committee and the Board considered our prior equity grant practices, currently outstanding equity awards, and the impact on shareholder dilution of these instruments and of contemplated grants. We periodically analyze the impact of our equity-based grants on dilution and share plan utilization models used by our institutional shareholders and by third parties who issue proxy voting recommendations.

Principal Components of Our Executive Compensation Program

Salary

Base salaries provide a fixed component of compensation at a competitive level to attract and retain executives. Salaries for our named executive officers are based on several factors, including the scope of job responsibilities, experience, expertise, performance and competitive market compensation. From time to time, salaries may be adjusted to reflect promotions, increases in responsibilities and competitive considerations. In 2022, Mr. Branagan received a 4.5% salary increase to reflect our assessment of the market landscape.

Name	2021 Salary	2022 Salary	% Increase
Kevin J. O'Donnell	$ 1,180,000	$ 1,180,000	—
Robert Qutub	$ 650,000	$ 650,000	—
Ross A. Curtis	$ 725,000	$ 725,000	—
Ian D. Branagan	£ 492,700	£ 515,000	4.5%
Sean G. Brosnan	$ 525,000	$ 525,000	—

Annual Incentive Bonus

Our annual incentive bonus contributes to the alignment of named executive officer compensation and corporate performance. Amounts are earned based on our attainment of both financial measures and quantitative and qualitative strategic and operating accomplishments. The Governance and Human Capital Committee and management believe that quantitative results should be the primary measure of executive performance, but not the sole measure. This is because our business is subject to significant volatility over the short- and intermediate-term due to our exposure to catastrophic events, which makes it difficult to evaluate performance purely on a quantitative basis. This mix of qualitative and quantitative objectives is chosen to encourage underwriting discipline and to discourage excessive or inappropriate risk taking. The objectives also emphasize the investment of time and resources in projects to increase scalability and efficiency that will benefit shareholders over the long term. When considered together with the other components of our program that utilize different performance metrics and time frames, we believe this mix helps ensure that short-term corporate performance is not pursued at the expense of long-term shareholder value creation.

We believe that our performance-based annual incentive bonus process fosters relative internal pay equity and aligns employees with overall corporate results in a manner consistent with our team-based compensation philosophy and organizational culture.

Annual Incentive Bonus Mechanics

At the beginning of each year, in connection with its annual compensation review, the Governance and Human Capital Committee determines a target level for each named executive officer's annual incentive bonus. At the same time, the Governance and Human Capital Committee selects and approves the financial performance metrics and strategic accomplishments that will be used to determine the ultimate amount of the annual incentive bonus. This includes establishing specific targets, thresholds and maximums for each of the performance metrics.

Following year end, the Governance and Human Capital Committee measures our performance against the approved financial metrics and strategic accomplishments to determine a "business performance factor." The business performance factor is equal to the sum of the outcomes for each performance metric, calculated as the percentage achievement multiplied by its relative weight, and subject to a maximum. Bonus allocations for all employees, including our named executive officers, are then made from a pool funded by multiplying the aggregate target bonuses by the business performance factor after adjusting for individual performance and contributions.

2022 Annual Incentive Bonus Determinations

The target levels, as a percentage of base salary, for our named executive officers' 2022 annual incentive bonuses are the same as the 2021 levels:

Name	2021 Target (% of Salary)	2022 Target (% of Salary)
Kevin J. O'Donnell	225%	225%
Robert Qutub	150%	150%
Ross A. Curtis	150%	150%
Ian D. Branagan	150%	150%
Sean G. Brosnan	100%	100%

These amounts were determined by the Governance and Human Capital Committee based on its annual analysis of the competitiveness of our executive compensation program, which is conducted with the assistance of our independent compensation consultant Mercer. The Governance and Human Capital Committee believes these amounts reflect our competitive position in the industry and support our goal of having a significant portion of our named executive officer pay be at-risk.

Performance Metrics

For 2022, the Governance and Human Capital Committee approved a mix of financial performance metrics and strategic accomplishments in its annual incentive bonus determinations, as set forth below. The Governance and Human Capital Committee believes that each financial performance metric represents an important measure of the financial success of our business, and, together with the strategic accomplishments, serve to balance risk and reward and drive achievement of our strategic goals.

The performance metrics approved by the Governance and Human Capital Committee for 2022 are set forth below.



16.7% Ratio of actual gross premiums written to budget

33.3% Relative operating return on average common equity versus peers

16.7% Combined ratio rank versus peers

33.3% Strategic accomplishments

The targets for our 2022 financial performance metrics Illustrate our rigorous goal setting.

- Relative performance metrics – combined ratio rank versus peers and ratio of operating return on average common equity to peer median – target outperformance against our peers.
- Absolute performance metric – ratio of actual gross written premiums to budget – increased the targeted gross premiums written by approximately 13% to reflect anticipated growth in 2022. This was in addition to the 29% increase in the target in 2021. In both of these years, we surpassed the growth targets while maintaining our strategy and strict underwriting discipline.

The strategic accomplishments approved by the Board for 2022 included:

Extended leadership in the Casualty & Specialty market, with significant increase in net written premiums	Successfully launched innovative Casualty & Specialty joint venture, Fontana	Advanced and executed on our ESG plans
Increased scale in our Capital Partners business, while strengthening and growing third-party capital relationships	Demonstrated strong leadership at the January 1 renewals by setting goals and following through on them	Furthered the integration of our DEI program into Company operations
Increased the scalability of our global platform	Analyzed and executed on robust investment portfolio management in a challenging market	Achieved strong top-line growth in net premiums written

Full details of the specific targets, thresholds and maximums for each metric, as well as the actual results for 2022, are set forth in the graphic below. For each performance metric, an actual result below the set threshold would result in no payout related to that metric.

Performance Metric	Goals[1] Threshold	Goals[1] Target	Goals[1] Maximum	Actual Results	Payout as a % of Target	Weight	Bonus Pool Funding
Financial Performance Metrics							
Combined Ratio Rank vs. Peers[2]	Rank 3 25% payout	Rank 5 100% payout	Rank 9 200% payout	Combined Ratio = 97.7% Rank = 3	25%	16.7%	121%
Ratio of Operating Return on Average Common Equity to Median Peer Group Operating Return on Average Common Equity[2][3]	70% 70% payout	100% 100% payout	200%(+) 200% payout	Operating ROE = 6.3% 84% of peer median	84%	33.3%	
Ratio of Actual Gross Premiums Written to Budget	70% 50% payout	100% 100% payout	160%(+) 200% payout	GPW = $9.2 billion 118% of budget	130%	16.7%	
Strategic Accomplishments							
Strategic Projects Score based on Compensation Committee Evaluation[4]	0.90 10% payout	1.80 100% payout	2.8(+) 200% payout	Strategic Projects Score = 2.8	200%	33.3%	

(1) Actual payout between threshold and target and target and maximum is determined by straight-line interpolation.

(2) To calculate, we compared our performance to our compensation peer group for 2022, which is described above.

(3) Operating return on average common equity is a non-GAAP financial measure. A reconciliation of non-GAAP financial measures is included in "Appendix A" to this proxy statement.

(4) With input from management and in conjunction with the Board's annual review of our strategic plan, the Governance and Human Capital Committee evaluates performance on the pre-established strategic accomplishments, resulting in a score between 0 and 3.0, which translates to a specific payout on the pre-established payout schedule.

2022 Payout Determination

In February 2023, the Governance and Human Capital Committee reviewed the Company's performance for the 2022 fiscal year and the payout formula for determining the business performance factor. Performance against financial metrics is calculated formulaically based on actual results and, in February 2023, the Governance and Human Capital Committee determined that it would not exercise discretion to reduce the payout determination. To determine performance against strategic accomplishments, the Governance and Human Capital Committee reviews detailed information provided by management regarding progress on each of the various pre-established goals and consults with the Audit Committee, the Investment and Risk Management Committee, and the Non-Executive Chair of the Board, then gives a score to each area and averages the results to determine a final "strategic projects score" that corresponds to a pre-established payout percentage. The Governance and Human Capital Committee believes that, as discussed above under "—Executive Summary—Link Between Pay and Performance for 2022," the Company performed very well against the pre-established strategic accomplishments for the annual incentive bonuses for 2022.

Based on our actual performance achievements, the Governance and Human Capital Committee established an overall business performance factor of 121% of target for 2022 (in accordance with the formula described above) and determined that the actual annual incentive bonus for 2022 for each named executive officer would be equal to our business performance factor of 121%, multiplied by his target bonus amount.

The target and actual annual incentive bonuses for 2022 for each of our named executive officers, as determined by the Governance and Human Capital Committee, are set forth in the table below:

Name	Base Salary ($)	Target 2022 Bonus as a Percent of Base Salary (%)	Target 2022 Bonus ($)	Actual 2022 Bonus ($)
Kevin J. O'Donnell	1,180,000	225%	2,655,000	3,212,550
Robert Qutub	650,000	150%	975,000	1,179,750
Ross A. Curtis	725,000	150%	1,087,500	1,315,875
Ian D. Branagan[1]	622,275	150%	933,412	1,129,428
Sean G. Brosnan	525,000	100%	525,000	635,250

[1] Mr. Branagan's base salary of £515,000 was converted into U.S. dollars at the exchange rate of 1.21 on December 31, 2022.

Long-Term Incentives

Our long-term incentive awards link the compensation of our named executive officers directly to corporate performance over the long term. These awards make up a significant component of total direct compensation. For Messrs. O'Donnell, Qutub, Curtis and Branagan, who are members of our management governance committee, the long-term incentive award consists of a combination of performance shares and time-vested restricted shares. Consistent with other senior leaders in the organization who are not members of the management governance committee, Mr. Brosnan's award consists of time-vested performance shares only. The combination of awards with performance-based and service-based vesting supports our pay-for-performance philosophy by encouraging long-term performance, retention and shareholder value-creation and fostering an ownership culture.

Long-Term Incentive Award Mechanics

Generally, the Governance and Human Capital Committee makes annual long-term incentive awards to the named executive officers in connection with its annual review of compensation in the first quarter of the year, after results for the preceding fiscal year become available and after review and evaluation of each executive officer's performance, enabling the Governance and Human Capital Committee to consider both the prior year's performance and expectations for the succeeding year in making grant decisions. The annual grants have historically had an effective date of March 1 of each year. The Governance and Human Capital Committee may also grant equity awards from time to time to reflect promotions, special achievements, new hires or retention needs.

Time-vested restricted shares generally vest in four equal annual installments subject to continued service with the Company. Performance share awards generally have a three-year performance period, and cliff vest at the end of a three-year service period.

The Governance and Human Capital Committee reviews the terms and conditions of our performance shares at least annually to assess alignment with our strategic plan. It selects the performance metric or metrics that will be used, and sets specific targets, thresholds and maximums.

Dividends are generally payable currently with respect to time-vested restricted shares. Dividends are accrued on unvested performance shares and are paid without interest at the same time as the underlying shares vest. No dividends are paid on forfeited performance shares.

2022 Long-Term Incentive Award Determinations

Performance shares made up 50% of the long-term incentive awards for named executive officers that received performance shares in 2022

2022 Grants of Equity Awards

In 2022, the Governance and Human Capital Committee granted each named executive officer an annual long-term incentive award. The award was split evenly between performance shares and restricted shares for all named executive officers other than Mr. Brosnan, whose award consisted solely of restricted shares.

The total target values and composition of the long-term incentive awards made in 2022 were based on the named executive officers' responsibilities, performance and contributions during the previous year. The total target values of the awards for named executive officers increased from the prior year to reflect the significant improvement in our operating returns over the prior year, the 21% increase in net premiums written, as well as the strong execution of our strategy to continue building our business platform to support the long-term profitable growth of the business.

The annual long-term incentive awards granted to our named executive officers in 2022 are set forth in the following table:

Name	Performance Shares[1] ($)	Time-Vested Restricted Shares ($)	Total Target Long-Term Equity-Based Incentive Award ($)
Kevin J. O'Donnell	2,507,375	2,507,375	5,014,750
Robert Qutub	812,416	812,416	1,624,832
Ross A. Curtis	906,112	906,112	1,812,224
Ian D. Branagan	833,367	833,367	1,666,734
Sean G. Brosnan	—	682,494	682,494

[1] The values of the performance shares are shown at target based on the closing price of our common shares on the date of grant.

2022 Performance Share Metrics

In 2022, the Governance and Human Capital Committee granted performance share awards with the same terms and metrics as the awards it granted in 2021, which include a three-year performance period and two performance metrics. The Governance and Human Capital Committee believes these terms and metrics continue to align with the Company's current business, risk and investment portfolios.

Metrics	Weighting
Average change in book value per common share plus change in accumulated dividends during the three-year performance period	75%
Three-year average underwriting expense ratio rank compared to peers	25%

Key Features

- Assuming performance conditions are met, cliff vest after three years, subject to continued service.

- In the event that industry-wide losses during a performance year are greater than a pre-set magnitude determined at the time of grant and change in book value per common share plus change in accumulated dividends for that performance year is below the set threshold, the book value per common share plus change in accumulated dividends for the performance year will be set at the threshold achievement level, unless the Governance and Human Capital Committee determines to apply below threshold achievement due to performance against modelled outcomes for such an event being outside of the acceptable modelled range.

In addition, consistent with the 2021 performance share awards, the maximum payout for the 2022 performance share awards is 200% for all named executive officers. The performance metrics and corresponding vesting levels for the 2022 performance share awards are set forth in the following table:

Hurdle	Average Change in Book Value per Common Share plus Change in Accumulated Dividends	Vesting Level (as Percent of Target)	Average Underwriting Expense Ratio Rank	Vesting Level (as Percent of Target)
Below Threshold	< 3.5%	0%	< 7	0%
Threshold	3.5%	35%	7	35%
Target	7%	100%	10	100%
Maximum	14%	200%	18	200%

If performance falls between threshold and target or between target and maximum, vesting level (as a percent of target) is determined using linear interpolation. The Governance and Human Capital Committee has the authority to consider downward adjustments in conjunction with any vesting of performance shares but may not make any upward adjustments.

To determine average underwriting expense ratio rank relative to our peers for the purposes of payout of our performance shares granted in 2022, the Governance and Human Capital Committee, in consultation with Mercer and management, selected an expanded group of peers that included all of the companies in our compensation peer group, plus nine additional companies. The following 17 companies comprised our performance share peer group for 2022:

Compensation Peer Group

- Alleghany Corporation [1]
- Arch Capital Group Ltd.
- Argo Group International Holdings, Ltd.
- Axis Capital Holdings Limited
- Everest Re Group, Ltd.
- Greenlight Capital Re, Ltd.
- Markel Corporation
- SiriusPoint Ltd.
- W. R. Berkley Corporation

Additional Performance Share Peers

- Beazley PLC
- Enstar Group Limited
- Global Indemnity Limited
- Hannover Rueck SE
- Hiscox LTD
- James River Group Holdings, Ltd.
- Lancashire Holdings LTD
- Scor SE

[1] On October 19, 2022, Berkshire Hathaway Inc. completed its previously announced acquisition of Alleghany Corporation. Alleghany Corporation was included in our peer group for performance share awards made prior to the acquisition, and was removed from the performance share peer group in accordance with the terms of the award agreements following its acquisition.

Performance Share Measurement For 2022

In February 2023, the Governance and Human Capital Committee reviewed and approved the payout formula for the average change in book value per common share and three-year average underwriting expense ratio rank compared to peers for the 2020 to 2022 performance cycle, for purposes of determining the vesting amount for the performance shares granted to the named executive officers other than Mr. Brosnan in 2020.

The following table illustrates actual performance achieved and shares earned for performance shares granted in 2020 across the three-year performance cycle, which resulted in an overall payout of 118% of target.

| | 2020 | 2021 | 2022 | | |
| | Performance | Performance | Performance | Three-Year | % of Target |
Performance Metric	Achieved	Achieved	Achieved	Average	Achieved
Average Change in Book Value per Common Share plus Change in Accumulated Dividends[1]	16.0%	3.5%[1]	3.5%[1]	7.7%	110%
Average Underwriting Expense Ratio Rank[2]	30.4%	28.3%	29.9%	29.5% Rank 13 of 17	143%
Payout					118%

[1] In accordance with the terms of the award agreements, because industry-wide losses during the 2021 and 2022 performance years were greater than $10 billion and change in book value per common share plus change in accumulated dividends for each of those performance years was below the set threshold, the book value per common share plus change in accumulated dividends for the performance year was set at the threshold achievement level of 3.5%. The Governance and Human Capital Committee did not determine to apply below threshold achievement because performance against modelled outcomes was within the acceptable modelled range. Book value per common share plus change in accumulated dividends was 16.0%, (3.5)% and (19.7)% for the fiscal years ended December 31, 2020, 2021 and 2022, respectively.

[2] Underwriting expense ratio for the Company's performance peer group was compiled from S&P Capital IQ. Because not all of the companies in the performance peer group report underwriting expense ratio or report financial results on a GAAP basis, the three-year average underwriting expense ratio for the Company was calculated on an adjusted basis to allow for comparability with the performance peer group. Based on the S&P Capital IQ data, expense ratios for members of the performance peer group include amortization, stock-based compensation and certain other corporate and operating expenses as defined by S&P Capital IQ that are not included in expense ratios presented on a GAAP basis. To align with the methodology used by S&P Capital IQ, corporate expenses included in the expense ratio calculation were: certain executive, director, legal and consulting expenses; costs for research and development; impairment charges related to goodwill and other intangible assets; and other miscellaneous costs, including those associated with operating as a public company. Our reported underwriting expense ratios were 27.9%, 27.5% and 29.2% for the fiscal years ended December 31, 2020, 2021 and 2022, respectively.

Additional Compensation Practices

Other Benefits and Perquisites

Messrs. O'Donnell, Brosnan and Qutub, our Bermuda-based, expatriate named executive officers, participate in a perquisite and benefit program that we believe furthers our goal of attracting and retaining key talent to our strategic Bermuda headquarters. Given the unique challenges of the Bermuda market, including travel to and from the island and the cost of living and maintaining a residence, we provide benefits and perquisites, such as personal travel and housing allowances and travel expenses to executive physicals, that are consistent with our competitors operating in this market and which we believe are necessary for recruitment and retention purposes. See "Corporate Governance—Board Structure and Processes—Certain Relationships and Related Transactions—Housing Arrangements with Executive Officers" above for additional information.

Our named executive officers other than Mr. Brosnan are also permitted Company-funded personal use of the corporate aircraft with a value up to the aggregate incremental cost to the Company of $85,000 per year. The aggregate incremental cost of the use of the corporate aircraft is calculated as the fully loaded variable rate of such aircraft. The named executive officers may also invite family members or other guests to fly on already scheduled corporate aircraft trips, for which there is no incremental cost to us. Since 2020, in light of concerns for safety and continuing commercial travel limitations stemming from the COVID-19 pandemic, the Governance and Human Capital Committee adopted a policy allowing our management governance committee members additional Company-funded personal use of our NetJets program. See "Corporate Governance—Board Structure and Processes— Certain Relationships and Related Transactions—Use of Company Aircraft" above for additional information. Messrs. O'Donnell and Brosnan are also entitled to the value of four and two round trips per year, respectively, on commercial airlines for themselves and each member of their respective immediate families.

We do not pay tax gross-ups on perquisites for our named executive officers. Our named executive officers pay imputed income tax on the value of these benefits.

Change in Control and Post-Termination Payments

Our named executive officers may be entitled to vesting of equity-based incentive awards and other severance payments and benefits pursuant to the terms of our equity compensation plans and their employment agreements, and upon a qualifying termination of employment or a change in control. These benefits are described in detail under "—Executive Compensation Tables—Potential Payments Upon Termination or Change in Control" below. The Governance and Human Capital Committee views post-termination payments primarily as consideration for restrictive covenants applicable to our executives following termination of employment, which we believe are essential to the protection of our business given the specialized markets in which we compete. In addition, the Governance and Human Capital Committee believes that both the change in control and post-termination payments and benefits are necessary components of a competitive compensation program.

Compensation Governance

Clawback of Incentive Compensation

If our Board were to determine that an executive officer engaged in fraudulent or intentional misconduct, the Board would impose appropriate discipline, including possibly terminating the executive officer's employment, initiating an action for breach of fiduciary duty, and/or, if the misconduct resulted in a significant restatement of our financial results, seeking reimbursement of any portion of performance-based or incentive compensation paid or awarded to the executive that was greater than the amount that would have been paid or awarded if calculated based upon the restated financial results. These remedies would be in addition to any actions that might be imposed by law enforcement agencies, regulators or other authorities. We also have a right to set off against certain amounts owing to the executive officers should they engage in certain activities that are detrimental to the Company.

In addition, Mr. O'Donnell's employment agreement provides that incentive compensation (including both cash bonuses and equity awards) that is determined to have been earned based upon financial statements that were subsequently restated may be clawed back, or forfeited if unpaid, to the extent that such compensation would not have been earned based upon the restated financials. If the restatement is determined to have been due to Mr. O'Donnell's misconduct, the clawback would apply to compensation paid within 60 months following our first filing with the SEC containing the financial statement that was restated. For restatements not determined to have been due to Mr. O'Donnell's misconduct, our clawback rights apply only to compensation paid within 24 months following the first SEC filing containing the financial statement that was restated. In addition, our clawback rights apply to gains realized on sales of our securities in the 12 months following the first SEC filing containing a financial statement that is ultimately restated due to Mr. O'Donnell's misconduct.

The Company continues to monitor its clawback provisions and will review and modify these provisions as necessary to reflect the final NYSE listing rules adopted to implement the compensation recovery requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Compensation and Risk Management

The Governance and Human Capital Committee evaluates the relationship between our executive and firm-wide compensation programs and policies and risk management on an annual basis. As discussed in this Compensation Discussion and Analysis, we design our compensation programs to incorporate a range of components that we believe help to mitigate potential risks while rewarding employees for pursuing our strategic and financial objectives through appropriate risk taking, risk management and prudent tactical and strategic decision making. The Governance and Human Capital Committee reviews the programs and policies on a regular basis in an effort to eliminate or mitigate potential risks arising from such programs and policies. In light of the market cycles and earnings volatility that characterize our industry, our efforts to align the interests of our executives and employees with the long-term interests of our shareholders and to assess whether our compensation structure, elements and incentives are reasonably likely to have a material adverse effect on the Company are ongoing. Senior executives representing our risk, legal and compliance, human resources, finance and internal audit functions, as well as the Governance and Human Capital Committee's independent compensation consultant, are involved in this review process, which is conducted under the oversight of the Governance and Human Capital Committee. This process includes annual, individual executive sessions with the Group Chief Risk Officer, Group General Counsel, Head of Internal Audit, Chief Human Resources Officer and Global Corporate Controller in advance of the establishment of compensation metrics for the coming year. Based on this review, we do not believe that there are any risks arising from our compensation policies and practices for our employees that are reasonably likely to have a material adverse effect on us.

For additional information regarding our risk management practices, see "Corporate Governance—The Board's Role and Key Responsibilities—Risk Oversight" above.

Equity Ownership Requirements

Our named executive officers are subject to equity ownership guidelines. In keeping with our overall compensation philosophy, we believe that the equity ownership levels that they are required to maintain are high enough to assure our shareholders of our executives' commitment to long-term value creation. Under our guidelines, our named executive officers are required to maintain ownership of our equity with a value equal to a multiple of salary as follows:

- 7.5 times actual salary for our Chief Executive Officer; and
- 4.5 times target salary for our other named executive officers.

Equity ownership value is calculated by adding the value of common shares owned outright, time-vested restricted shares, and performance shares calculated at target achievement. A named executive officer is not required to purchase shares in the open market in order to satisfy their ownership requirements but is prohibited from selling any of the equity granted to them, other than automatic dispositions for tax withholding, until ownership requirements are satisfied.

As of December 31, 2022, all of our named executive officers had satisfied their ownership requirements. The table below shows the equity ownership for our named executive officers as of December 31, 2022, calculated in accordance with the methodology described above.

Name	Equity Ownership as of Fiscal Year-End		
	Required Multiple of Salary	Actual Multiple of Salary	Dollar Value[1] ($)
Kevin J. O'Donnell	7.5	35.3	41,627,690
Robert Qutub	4.5	14.9	9,665,258
Ross A. Curtis	4.5	33.2	24,055,464
Ian D. Branagan	4.5	16.1	10,230,476
Sean G. Brosnan	4.5	6.7	3,507,371

[1] Based on the closing price of our common shares of $184.23 on December 30, 2022.

Anti-Hedging, Anti-Pledging and Other Insider Trading Policies

Our employees, including our named executive officers, are subject to our insider trading policies and practices, which prohibit:

- transactions in our securities outside of Company-designated "window" periods, except pursuant to previously adopted and approved Rule 10b5-1 plans;
- employees and their designees from hedging the market value of RenaissanceRe securities; and
- employees and their designees from engaging in short sales of, margin loans on, or pledging of RenaissanceRe securities.

It is the Board's view that such activities are generally against the interest of our shareholders and could cause significant repercussions to us and our shareholders if allowed.

We believe that each of our named executive officers is in compliance with our anti-pledging, anti-hedging and other trading policies.

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Commission, nor shall such information or report be incorporated by reference into any future filing by us under the Securities Act, or the Exchange Act, except to the extent that we specifically incorporate it by reference in such filing.

We have reviewed and discussed with management the disclosure set forth under the heading "—Compensation Discussion and Analysis" in this proxy statement. Based on these reviews and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022. This report is provided by the following independent directors, who constitute the Governance and Human Capital Committee:

Henry Klehm III, Chair
Shyam Gidumal
Cynthia Trudell

Executive Compensation Tables

2022 Summary Compensation Table

The following table sets forth compensation for our named executive officers in fiscal years 2022 and, to the extent required by SEC disclosure rules, fiscal years 2021 and 2020:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation[3] ($)	Total ($)
Kevin J. O'Donnell President and Chief Executive Officer	2022	1,180,000	—	5,014,750	3,212,550	723,322	10,130,622
	2021	1,160,000	—	4,674,712	2,309,850	764,212	8,908,774
	2020	1,100,000	—	4,674,754	2,900,258	898,724	9,573,736
Robert Qutub Executive Vice President and Chief Financial Officer	2022	650,000	—	1,624,832	1,179,750	530,932	3,985,514
	2021	646,250	—	1,428,691	848,250	591,597	3,514,788
	2020	635,000	—	1,678,440	930,134	396,450	3,640,024
Ross A. Curtis Executive Vice President and Chief Portfolio Officer	2022	725,000	—	1,812,224	1,315,875	111,316	3,964,415
	2021	712,500	—	1,518,453	946,125	259,878	3,436,956
	2020	675,000	—	1,768,412	988,725	189,280	3,621,417
Ian D. Branagan[4] Executive Vice President and Group Chief Risk Officer	2022	630,095	—	1,666,734	1,129,428	77,933	3,504,190
	2021	671,744	—	1,464,140	870,072	76,774	3,082,730
	2020	609,900	—	1,666,512	939,677	179,610	3,395,699
Sean G. Brosnan[5] Senior Vice President and Chief Investment Officer	2022	525,000	—	682,494	635,250	196,512	2,039,256
	2021	500,000	—	659,872	456,750	201,791	1,818,413

[1] The amounts shown in this column represent the aggregate grant date fair value of time-vested restricted shares and performance shares granted to our named executive officers in the applicable fiscal year, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions made in the valuation of stock awards are discussed in Note 16 (Stock Incentive Compensation and Employee Benefit Plans) of our 2022 Form 10-K. These values do not represent the actual value the recipient will or has received from the award. The terms of our time vested restricted shares and performance shares are discussed above under "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Long-Term Incentives." For performance shares granted in 2022, the grant date fair value is based on the probable outcome of the related performance conditions at the time of grant, which reflects the target level of performance. The grant date fair value of performance share awards made in 2022 based on the maximum level of performance is as follows: Mr. O'Donnell: $5,014,750; Mr. Qutub: $1,624,832; Mr. Curtis: $1,812,224; and Mr. Branagan: $1,666,734.

[2] The amounts shown in this column represent the actual amounts of the annual incentive bonuses paid to or deferred for each named executive officer for the applicable fiscal year.

[3] See the "2022 All Other Compensation Table" below for information on the amounts included in the "All Other Compensation" column for 2022. All Other Compensation amounts previously reported for 2021 and 2020 for Mr. O'Donnell and Mr. Qutub have been amended to include the following additional amounts:

- Mr. O'Donnell's 2021 amounts have been increased to include $35,106 associated with personal use of corporate aircraft $2,689 associated with personal use of ground transportation and $2,077 associated with an executive physical.
- Mr. O'Donnell's 2020 amounts have been increased to include $12,679 associated with personal use of corporate aircraft and $4,422 associated with personal use of ground transportation.
- Mr. Qutub's 2021 amounts have been increased to include $12,799 associated with personal use of corporate aircraft and $1,355 associated with personal use of ground transportation.
- Mr. Qutub's 2020 amounts have been increased to include $29 associated with personal use of ground transportation.

[4] Salary and All Other Compensation payments made to Mr. Branagan in pounds sterling have been converted into U.S. dollars at the average daily exchange rate of 1.24, 1.38 and 1.28 for the years ended December 31, 2022, 2021 and 2020, respectively. Non-Equity Incentive Plan Compensation for Mr. Branagan has been converted into U.S. dollars at the exchange rate of 1.21, 1.35 and 1.37 on December 31, 2022, 2021 and 2020, respectively.

[5] Beginning with the year ended December 31, 2021, Mr. Brosnan was determined to be a named executive officer. Mr. Brosnan was not a named executive officer for the fiscal year ended December 31, 2020 and, therefore his compensation for such year has been excluded from the 2022 Summary Compensation Table, in accordance with SEC disclosure rules.

2022 All Other Compensation Table

The following table sets forth information regarding the amounts included in the "All Other Compensation" column of the 2022 Summary Compensation Table for 2022:

Name	Company 401(k)/Pension Matching Contribution[1] ($)	Value of Life Insurance Premiums[2] ($)	Personal Travel[3] ($)	Pre-Paid Non-Compete Consideration[4] ($)	Housing Benefits[5] ($)	Other Benefits[6] ($)	Total Other Compensation ($)
Kevin J. O'Donnell	18,300	5,962	296,773	—	353,528	48,759	723,322
Robert Qutub	18,300	2,370	192,234	—	299,528	18,500	530,932
Ross A. Curtis	18,300	5,962	79,054	—	—	8,000	111,316
Ian D. Branagan	50,598	4,081	—	23,254	—	—	77,933
Sean G. Brosnan	18,300	5,962	12,750		156,000	3,500	196,512

[1] This column reports Company matching contributions to our named executive officers under our 401(k) plan for Messrs. O'Donnell and Qutub, the National Pension Scheme and International Savings Plan for Messrs. Curtis and Brosnan, and the RenaissanceRe Syndicate Management Plan for Mr. Branagan.

[2] This column reports the value of premiums paid on behalf of our named executive officers with respect to life insurance coverage. The death benefit under the life insurance coverage is equal to four times the named executive officer's annual salary up to a maximum of $2.0 million for Bermuda-based employees and ten times the named executive officer's annual salary for U.K.-based employees.

[3] Personal travel includes: (a) costs for personal commercial travel for Messrs. O'Donnell and Brosnan and their immediate family members during 2022, (b) personal use of the corporate aircraft by Messrs. O'Donnell, Qutub and Curtis and associated ground transportation, and (c) costs of flights, ground transportation and hotel stays for executive physicals for Messrs. O'Donnell and Qutub. The cost of the personal use of the corporate aircraft increased in 2022 compared to 2021 due to increased fuel costs, rather than increased aircraft use. For more information on travel benefits provided to our named executive officers and the calculation of the aggregate incremental cost of aircraft usage, please see "Corporate Governance—Board Structure and Processes—Certain Relationships and Related Transactions—Housing Arrangements with Executive Officers" and "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Additional Compensation Practices—Other Benefits and Perquisites" above. The cost of personal commercial travel represents an allowance paid directly to the executive. The incremental cost for amounts other than corporate or commercial aircraft usage is calculated based on the amount reimbursed to the named executive officer or directly to the third party vendor, as applicable.

[4] The amounts in this column represent pre-payment of the severance benefit to which Mr. Branagan is entitled pursuant to his employment agreements as a result of an amendment made in 2008 to comply with Section 457A of the Internal Revenue Code while preserving the economics agreed to in his original employment agreement. The amount does not represent extra-contractual or additional payments not otherwise due. The amount is equal to a portion of the lump sum salary to which the executive would become entitled upon a future termination of employment and the amount of any future non-compete consideration would be reduced by the prepaid amount. In addition, the amount is subject to clawback in the event of a future termination for cause or a violation of the restrictive covenants contained in the executive's employment agreement. The amount is converted into U.S. dollars at the exchange rate of 1.31 on March 31, 2022.

[5] This column reports the value of housing benefits for Messrs. O'Donnell, Qutub and Brosnan. For Mr. Qutub and Mr. Brosnan, the incremental cost of housing benefits represents the amount of the housing allowance paid to them directly. For Mr. O'Donnell, the value represents the value of the market rate sub-lease, which is imputed to him as income. For more information on housing allowances, please see "Corporate Governance—Board Structure and Processes—Certain Relationships and Related Transactions—Housing Arrangements with Executive Officers" and "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Additional Compensation Practices—Other Benefits and Perquisites" above.

[6] Other benefits include a driver for local commuting in Bermuda and fees associated with an executive physical for Mr. O'Donnell, tax planning expenses for Messrs. O'Donnell, Qutub and Curtis, club dues for Messrs. O'Donnell and Brosnan, and Company matching on charitable donations for Messrs. O'Donnell, Qutub, Curtis and Brosnan.

2022 Grants of Plan-Based Awards Table

The following table sets forth information concerning grants of plan-based awards to the named executive officers during the calendar year ended December 31, 2022.

Name	Grant Date[1]	Approval Date[1]	Award Type	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[3][4] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units[4][5] (#)	Grant Date Fair Value of Stock and Option Awards[6] ($)
Kevin J. O'Donnell	3/1/2022	2/4/2022	Performance Shares				6,031	17,234	34,468		2,507,375
	3/1/2022	2/4/2022	Time-Vested Restricted Shares							17,234	2,507,375
	2/4/2022	2/4/2022	Annual Cash Bonus	1,039,875	2,655,000	5,310,000					
Robert Qutub	3/1/2022	2/4/2022	Performance Shares				1,954	5,584	11,168		812,416
	3/1/2022	2/4/2022	Time-Vested Restricted Shares							5,584	812,416
	2/4/2022	2/4/2022	Annual Cash Bonus	381,875	975,000	1,950,000					
Ross A. Curtis	3/1/2022	2/4/2022	Performance Shares				2,179	6,228	12,456		906,112
	3/1/2022	2/4/2022	Time-Vested Restricted Shares							6,228	906,112
	2/4/2022	2/4/2022	Annual Cash Bonus	425,938	1,087,500	2,175,000					
Ian D. Branagan	3/1/2022	2/4/2022	Performance Shares				2,004	5,728	11,456		833,367
	3/1/2022	2/4/2022	Time-Vested Restricted Shares							5,728	833,367
	2/4/2022	2/4/2022	Annual Cash Bonus[7]	365,586	933,412	1,866,824					
Sean G. Brosnan	3/1/2022	2/4/2022	Time-Vested Restricted Shares				—	—	—	4,691	682,494
	2/4/2022	2/4/2022	Annual Cash Bonus	205,625	525,000	1,050,000					

[1] On February 4, 2022, the Governance and Human Capital Committee approved annual long-term incentive awards for our named executive officers pursuant to the 2016 LTI Plan. In accordance with our practice, these equity-based awards were granted on March 1, 2022. On February 4, 2022, the Governance and Human Capital Committee set the terms of the annual incentive bonuses in respect of 2022 for each of our named executive officers.

[2] The amounts reported in these columns represent estimated possible payouts of annual incentive bonuses in respect of 2022, assuming threshold achievement, target achievement and maximum achievement of the applicable performance metrics. These annual incentive bonuses were paid in March 2023 and the actual amounts paid to or deferred for our named executive officers are included in the 2022 Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column. See "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Annual Incentive Bonus" above for a detailed description of our annual incentive bonus program.

[3] The amounts reported in these columns represent awards of performance shares made pursuant to the 2016 LTI Plan that are scheduled to vest following the expiration of the service period on December 31, 2024 and the Governance and Human Capital Committee's determination of change in book value per common share plus change in accumulated dividends and underwriting expense ratio rank compared to peers. These columns represent the number of performance shares that vest at threshold achievement, target achievement and maximum achievement of the performance metrics. At or below the threshold performance level, no shares will be paid out. See "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Long-Term Incentives" above for a detailed description of the performance share program.

[4] The number of time-vested restricted shares and target number of performance shares awarded were computed by dividing the approved grant value by the closing price of our common shares on the date of grant of $145.49 per common share on March 1, 2022. See "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Long-Term Incentives" above for a detailed description of our equity grant practices.

[5] The amounts reported in this column represent awards of time-vested restricted shares made pursuant to the 2016 LTI Plan that are scheduled to vest in four substantially equal annual installments beginning on March 1, 2023. Dividends are paid currently on time-vested restricted shares.

[6] The amounts shown in this column represent the grant date fair value of time-vested restricted shares and performance shares granted to our named executive officers in the applicable fiscal year, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For performance shares, the grant date fair value is based on the probable outcome of the related performance conditions at the time of grant, which reflects the target level of performance. The assumptions made in the valuation of stock awards are discussed in Note 16 (Stock Incentive Compensation and Employee Benefit Plans) of our 2022 Form 10-K. These values do not represent the actual value the recipient will or has received from the award. The terms of our time-vested restricted shares and performance shares are discussed above under "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program—Long-Term Incentives" and the maximum value as of the grant date of performance share awards made in 2022 is included in the footnotes to the 2022 Summary Compensation Table.

[7] Based on Mr. Branagan's salary of £515,000, converted into U.S. dollars at the exchange rate of 1.21 as of December 31, 2022.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Restricted Shares and Performance Shares

The awards and other compensation included in the Summary Compensation Table and Grants of Plan-Based Awards Table are discussed in "—Compensation Discussion and Analysis—Principal Components of Our Executive Compensation Program" above. Details of severance arrangements are described below under "—Potential Payments Upon Termination or Change in Control."

Employment Agreements

We have entered into employment agreements with each of our named executive officers that entitle the officers to salary, annual bonus opportunity, participation in our perquisites and benefits programs, and severance payments and benefits upon certain qualifying terminations of employment (as discussed in further detail under "—Potential Payments Upon Termination or Change in Control" below). Employment agreements for Messrs. Qutub, Curtis, Branagan and Brosnan each run for a one-year term that extends automatically absent 30 days' notice (for Messrs. Qutub, Curtis and Branagan) or 90 days' notice (for Mr. Brosnan) by either party of such party's intent not to renew the term. Mr. O'Donnell's employment agreement provides that his term of employment currently runs for a one-year term from July 1 each year and extends automatically for an additional year on an annual basis absent 180 days' notice by either party of such party's intent not to renew the term.

2022 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth the outstanding equity awards held by our named executive officers as of December 31, 2022.

		Stock Awards		Equity Incentive Plan Awards:	Equity Incentive Plan Awards:
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Number of Unearned Shares That Have Not Vested (#)	Market Value of Unearned Shares That Have Not Vested[1] ($)
Kevin J. O'Donnell	3/1/2019[2]	4,000	736,920		
	3/1/2020[3]	6,859	1,263,634		
	3/1/2021[4]	10,781	1,986,184		
	3/1/2022[5]	17,234	3,175,020		
	3/1/2020[6]	16,186	2,981,947		
	3/1/2021[7]	—	—	14,374	2,648,122
	3/1/2022[8]	—	—	17,234	3,175,020
Robert Qutub	3/1/2019[2]	1,589	292,741		
	3/1/2020[3]	2,463	453,758		
	3/1/2021[4]	3,295	607,038		
	3/1/2022[5]	5,584	1,028,740		
	3/1/2020[6]	5,812	1,070,745		
	3/1/2021[7]	—	—	4,393	809,322
	3/1/2022[8]	—	—	5,584	1,028,740
Ross A. Curtis	3/1/2019[2]	1,689	311,164		
	3/1/2020[3]	2,595	478,077		
	3/1/2021[4]	3,502	645,173		
	3/1/2022[5]	6,228	1,147,384		
	3/1/2020[6]	6,123	1,128,040		
	3/1/2021[7]	—	—	4,669	860,170
	3/1/2022[8]	—	—	6,228	1,147,384
Ian D. Branagan	3/1/2019[2]	1,456	268,239		
	3/1/2020[3]	2,445	450,442		
	3/1/2021[4]	3,377	622,145		
	3/1/2022[5]	5,728	1,055,269		
	3/1/2020[6]	5,770	1,063,007		
	3/1/2021[7]	—	—	4,502	829,403
	3/1/2022[8]	—	—	5,728	1,055,269
Sean G. Brosnan	3/1/2019[2]	633	116,618		
	3/1/2020[3]	1,430	263,449		
	3/1/2021[4]	3,044	560,796		
	3/1/2022[5]	4,691	864,233		

[1] These amounts were determined based on the closing price of our common shares of $184.23 on December 30, 2022.

[2] Unvested portion remaining from an award of time-vested restricted shares granted under the 2016 LTI Plan that vests in four substantially equal installments on March 1, 2020, 2021, 2022 and 2023.

[3] Unvested portion remaining from an award of time-vested restricted shares granted under the 2016 LTI Plan that vests in four substantially equal installments on March 1, 2021, 2022, 2023 and 2024.

[4] Unvested portion remaining from an award of time-vested restricted shares granted under the 2016 LTI Plan that vests in four substantially equal installments on March 1, 2022, 2023, 2024 and 2025.

[5] Unvested portion remaining from an award of time-vested restricted shares granted under the 2016 LTI Plan that vests in four substantially equal installments on March 1, 2023, 2024, 2025 and 2026.

(6) Performance shares granted under the 2016 LTI Plan which vested at the end of the service period on December 31, 2022 and following the Governance and Human Capital Committee's determination of average change in book value per common share plus change in accumulated dividends over the three-year performance period and three-year average underwriting expense ratio rank versus peers. Because all performance periods are complete, the number of shares earned are reported in the "Number of Shares or Units of Stock That Have Not Vested" column based on achieving the actual performance of 118% of the target number of performance shares.

(7) Performance shares granted under the 2016 LTI Plan which vest at the end of the service period on December 31, 2023 and following the Governance and Human Capital Committee's determination of average change in book value per common share plus change in accumulated dividends over the three-year performance period and three-year average underwriting expense ratio rank versus peers. As a result of our between threshold and target performance for the service period to date, in accordance with SEC rules, the number of unearned performance shares is reported in the "Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested" column based on achieving the target number of performance shares that may be earned for the three-year performance period.

(8) Performance shares granted under the 2016 LTI Plan which vest at the end of the service period on December 31, 2024 and following the Governance and Human Capital Committee's determination of average change in book value per common share plus change in accumulated dividends over the three-year performance period and three-year average underwriting expense ratio rank versus peers. As a result of our performance for the service period to date being between threshold and target, in accordance with SEC rules, the number of unearned performance shares is reported in the "Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested" column based on achieving the target number of performance shares that may be earned for the three-year performance period.

2022 Option Exercises and Stock Vested Table

The following table sets forth information concerning the vesting of restricted shares and performance shares held by our named executive officers during 2022. There were no options outstanding or exercised by any named executive officers during the 2022 fiscal year.

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Kevin J. O'Donnell	15,618	2,272,263
Robert Qutub	5,838	849,371
Ross A. Curtis	6,212	903,784
Ian D. Branagan	5,629	818,963
Sean G. Brosnan	2,951	429,341

(1) The value realized on vesting is calculated by multiplying the number of common shares acquired on vesting by the closing price of our common shares on the vesting date.

Potential Payments Upon Termination or Change in Control

Severance Payments and Benefits

Pursuant to their employment agreements in effect on December 31, 2022, our named executive officers would have been entitled to certain payments and benefits upon certain qualifying terminations of their employment relationships with us occurring on December 31, 2022. A named executive officer's employment relationship may be terminated for any of the following reasons: (i) the executive's death or disability; (ii) by us with or without cause (as defined in the applicable executive's agreement); (iii) by the executive with or without good reason (as defined in the applicable executive's agreement); and (iv) after expiration of the term of employment following notice of non-extension by us or by the executive. No benefits are payable upon a termination by us for cause.

Upon the termination of a named executive officer's employment by the Company occurring on December 31, 2022 (other than a termination by us for cause), and subject to the execution of a mutual general release of claims (if requested by us), the executive would have become entitled to a combination of the following benefits, as illustrated in the Components of Severance Benefits Table below:

1. an amount equal to a percent (the "Installment Percent") of the executive's annual salary and the greater of (x) their target bonus and (y) their actual bonus for the year of termination (the "Bonus Amount"), to be paid in installments over the 12-month (or, for Mr. Brosnan, six-month) period following the termination of employment;

2. subject to the executive's compliance with non-competition and other post-termination obligations, a lump sum payment equal to a percent (the "Lump Sum Percent") of their annual salary and the Bonus Amount to be paid at the end of the 12-month (or, for Mr. Brosnan, six-month) period following the termination of employment;

3. a pro rata annual bonus (at target) based on the number of days elapsed in the year of termination through the date of termination;

4. continuation of health benefits for the executive and their covered dependents for up to 12 months (or, for Mr. Brosnan, up to six months) following termination of employment; and

5. vesting of certain equity awards granted under our stock incentive plans, provided that Mr. Brosnan's accelerated vesting is governed only by the 2016 LTI Plan and his award agreements thereunder and therefore is not conditioned on the execution of a mutual general release of claims.

The Installment Percent and Lump Sum Percent for Mr. O'Donnell are 150% and 50%, respectively, while the Installment Percent and Lump Sum Percent for Messrs. Qutub, Curtis, Branagan and Brosnan are 75% and 25%, respectively. In the event that a qualifying termination (e.g., a termination by us without cause or a termination by the executive for good reason) occurs within 12 months following a change in control, the Installment Percent and Lump Sum Percent are 150% and 50%, respectively, for each of the named executive officers.

For Messrs. O'Donnell and Branagan, a portion of the contractually provided severance benefits described above in clauses (1) (Installment Percent of salary) and (2) (Lump Sum Percent of salary), which we view as consideration for the restrictive covenants contained in the employment agreements (referred to as "non-compete consideration"), was paid to each executive in the form of yearly pre-payments and a lump sum payment made on December 31, 2017, pursuant to the terms of their employment agreements.

Messrs. O'Donnell's and Branagan's employment agreements provide that all pre-payments received and the lump sum payment made on December 31, 2017 are subject to clawback and forfeiture in the event the executive ceases to comply with the terms and conditions of his employment agreement, including the non-competition and non-interference covenants described below, and also provide us with a right to set off against other amounts owing to them should they engage in certain activities that are detrimental to us after the payment of any pre-payments or the lump sum payment made on December 31, 2017.

Components of Severance Benefits

	By Us Without Cause	By Executive for Good Reason	Death[1]	Disability	By Executive Without Good Reason[2]	Our Non-Extension of Agreement	Executive's Non-Extension of Agreement[2]
Installment Percent of Salary	●	●		●	●	●	●
Installment Percent of Bonus	●	●				●	
Lump Sum Percent of Salary	●	●		●	●	●	●
Lump Sum Percent of Bonus	●	●				●	
Pro Rata Bonus	●	●	●	●		●	
Continuation of Benefits	●	●		●	●	●	●
Vesting of Awards	●[3]	●[3]	●	●		●[3]	

[1] In addition to the benefits above and as noted in the 2022 Summary Compensation Table, we pay premiums on behalf of our named executive officers with respect to life insurance coverage under our health and benefits plans. The death benefit equals four times the named executive officer's annual salary up to a maximum of $2.0 million for Bermuda-based employees and 10 times the named executive officer's annual salary for U.K.-based employees.

[2] With respect to Messrs. Qutub, Curtis and Brosnan, these benefits will be provided only to the extent we elect to extend the non-competition covenant for up to 12 months (or, for Mr. Brosnan, up to six months) beyond the termination date.

[3] Each named executive officer's employment agreement, other than Mr. Brosnan's, provides for this accelerated vesting, which applies to all time-vested awards (i.e., restricted shares). See "—Treatment of Equity Awards Upon a Termination of Employment or Change in Control" below for a discussion relating to the accelerated vesting of Mr. Brosnan's restricted shares and each of the other named executive officer's performance shares.

The estimated payments and benefits provided to each of our named executive officers upon each type of termination or upon a change in control are summarized in the Estimated Payments and Benefits Upon Termination or Change in Control Table below as if the termination or change in control, as applicable, had occurred on December 31, 2022 using the closing price of our common shares of $184.23 on December 30, 2022. In addition, because the estimated payments are calculated by assuming a termination on December 31, 2022, the pro rata bonus amounts in the table reflect an accrual for a full calendar year. Actual amounts payable following a termination or change in control could differ significantly from the amounts shown and depending on the particular facts and circumstances.

Treatment of Equity Awards Upon a Termination of Employment or Change in Control

Pursuant to Messrs. O'Donnell's, Qutub's, Curtis' and Branagan's employment agreements, all unvested time-vested equity awards (which currently consists of all of their unvested restricted shares) would vest in full upon such executive's death, a termination due to such executive's disability, a voluntary termination by such executive for good reason, an involuntary termination of such executive without cause or a non-renewal of the agreement by us. Mr. Brosnan's employment agreement does not provide for accelerated vesting, and instead the accelerated vesting of his restricted shares is governed only by the terms of the 2016 LTI Plan and his award agreements thereunder.

Awards granted under the 2016 LTI Plan are subject to "double-trigger" vesting and, therefore, awards that are assumed or substituted in connection with a change in control will accelerate only if a participant experiences a qualifying termination within two years following the change in control.

In addition, each executive's unvested restricted shares (if any) that are not assumed or substituted in connection with a change in control will fully vest and any performance shares granted under the 2016 LTI Plan on or after May 14, 2018 that are not assumed or substituted in connection with a change in control will accelerate as set forth in the table below.

The following table sets forth the treatment of our outstanding performance shares upon certain termination events and a change in control. Other than as set forth in the table, performance shares that remain unvested as of any termination of employment will be forfeited.

	Death; Disability; By Us Without Cause; By Executive for Good Reason; Retirement[1]	Change in Control
Shares as to which the Performance Period Has Ended		
Performance Shares under 2016 LTI Plan	Full vesting and waiver of remaining service condition.	Remain outstanding until the completion of the remaining service period, subject to acceleration upon a qualifying termination within two years following a change in control.
Shares Remaining Subject to Performance Vesting		
Performance Shares under 2016 LTI Plan	Remain outstanding until the completion of the performance period, and vest based on the actual level of attainment of the applicable performance goals.	Performance shares that are assumed or substituted in connection with a change in control remain outstanding until the completion of the performance and service periods, subject to acceleration upon a qualifying termination within two years following a change in control, and vest based on the actual level of attainment of the applicable performance goals. Performance shares that are not assumed or substituted in connection with a change in control are subject to acceleration based on the total shareholder return achieved as of the date of a change in control.

[1] For Messrs. O'Donnell, Qutub, Curtis and Branagan, a termination by the executive without "good reason" will qualify as a "retirement" if the executive's employment is terminated by the executive following the later of the date on which (i) the sum of the executive's age and years of service with the Company equals 65 and (ii) the executive has first completed five years of service with the Company. Mr. Brosnan's employment agreement does not include a comparable provision.

Restrictive Covenants

Under the named executive officers' employment agreements, during the term of employment and for 12 months (or, for Mr. Brosnan, six months) following any termination of employment, each executive is subject to non-interference covenants and each executive is also subject to non-competition covenants; provided that, for Messrs. Qutub, Curtis and Brosnan only, the non-competition covenant will extend beyond a termination without good reason or due to an employee non-renewal only to the extent that we elect to pay Messrs. Qutub, Curtis and Brosnan the Installment Percent and Lump Sum Percent of salary (or prorated portion thereof for an extension for a period of less than 12 months for Messrs. Qutub and Curtis or six months for Mr. Brosnan). Generally, the non-competition covenant prevents the executive from engaging in activities competitive with our business or the business of our affiliates, and the non-interference covenant prevents the executive from soliciting or hiring our employees or those of our affiliates or service providers and from inducing any of our customers, suppliers, licensees or other business relations or those of our affiliates, to cease doing business with, or reduce the amount of business conducted with, us or our affiliates, or in any other manner interfering with our relationship with such parties. The named executive officers' employment agreements also contain standard confidentiality and invention assignment provisions as well as indemnification protection generally to the fullest extent permitted by Bermuda law, except in certain limited circumstances.

Estimated Payments and Benefits Upon Termination or Change in Control

The estimated payments and benefits that would be provided to our named executive officers in the circumstances described above in the event that such circumstances occurred on December 31, 2022, are set forth in the table below. Because the information in the table is as of December 31, 2022, it includes the accelerated vesting of certain awards that vested following year-end and prior to the date of this proxy statement.

Name	Benefit	Before Change in Control Termination without Cause or for Good Reason or Non-Extension by the Company ($)	After Change in Control Termination without Cause or for Good Reason or Non-Extension by the Company ($)	Non-Extension by Executive ($)	Executive Resignation without Good Reason ($)	Death ($)	Disability ($)
Kevin J. O'Donnell	Salary[1]	1,360,000	1,360,000	—	—	—	1,360,000
	Bonus	9,080,100	9,080,100	2,655,000	—	2,655,000	2,655,000
	Accelerated Vesting of Awards[2]	15,966,846	15,966,846	—	—	15,966,846	15,966,846
	Life Insurance	—	—	—	—	2,000,000	—
	Continuation of Health Benefits	52,716	52,716	35,144	35,144	—	35,144
	Total:	26,459,662	26,459,662	2,690,144	35,144	20,621,846	20,016,990
Robert Qutub	Salary[1]	650,000	1,300,000	650,000	650,000	—	650,000
	Bonus	2,154,750	3,334,500	975,000	—	975,000	975,000
	Accelerated Vesting of Awards[2]	5,291,086	5,291,086	—	—	5,291,086	5,291,086
	Life Insurance	—	—	—	—	795,000	—
	Continuation of Health Benefits	35,144	35,144	35,144	35,144	—	35,144
	Total:	8,130,980	9,960,730	1,660,144	685,144	7,061,086	6,951,230
Ross A. Curtis	Salary[1]	725,000	1,450,000	725,000	725,000	—	725,000
	Bonus	2,403,375	3,719,250	1,087,500	—	1,087,500	1,087,500
	Accelerated Vesting of Awards[2]	5,717,394	5,717,394	—	—	5,717,394	5,717,394
	Life Insurance	—	—	—	—	2,000,000	—
	Continuation of Health Benefits	35,144	35,144	35,144	35,144	—	35,144
	Total:	8,880,913	10,921,788	1,847,644	760,144	8,804,894	7,565,038
Ian D. Branagan	Salary[1]	26,945	649,220	26,945	26,945	—	26,945
	Bonus	2,062,840	3,192,268	933,412	—	933,412	933,412
	Accelerated Vesting of Awards[2]	5,343,775	5,343,775	—	—	5,343,775	5,343,775
	Life Insurance	—	—	—	—	6,222,745	—
	Continuation of Health Benefits	7,453	7,453	7,453	7,453	—	7,453
	Total:	7,441,013	9,192,716	967,810	34,398	12,499,932	6,311,585
Sean G. Brosnan	Salary[1]	525,000	1,050,000	525,000	262,500	—	262,500
	Bonus	635,250	1,795,500	635,250	317,625	635,250	635,250
	Accelerated Vesting of Awards[2]	—	—	—	—	—	—
	Life Insurance	—	—	—	—	2,000,000	—
	Continuation of Health Benefits	17,572	17,572	17,572	17,572	—	17,572
	Total:	1,177,822	2,863,072	1,177,822	597,697	2,635,250	915,322

(1) Consistent with the termination provisions of the named executive officers' employment agreements, amounts shown under "Salary" are based on multiples (as set forth in each of the named executive officers' respective employment agreement) of the salaries in effect as of December 31, 2022, less the value of the non-compete consideration that was paid to Messrs. O'Donnell and Branagan on December 31, 2017 and certain yearly pre-payments that were paid to Messrs. O'Donnell and Branagan previously. Please see the narrative discussion above for details on the payments and benefits to which the named executive officer would be entitled upon a termination of employment. In addition, Mr. Branagan's December 31, 2022 salary has been converted from pounds sterling into U.S. dollars at the prevalent exchange rate of 1.21 on that date.

(2) Please see the narrative discussion above under "—Treatment of Equity Awards Upon a Termination of Employment or Change in Control" for more detail. The amount shown for Accelerated Vesting of Awards represents the sum of:

- the value of restricted share awards that had not yet vested as of December 31, 2022, based on the closing price of $184.23 per common share value on December 30, 2022; and

- the value of performance shares that had not yet vested as of December 31, 2022, based on the target number of performance shares for performance periods beginning on or after January 1, 2023 and on the actual number of performance shares earned for performance periods ending on or before December 31, 2022 and the closing price of $184.23 per common share value on December 30, 2022.

Equity Compensation Plan Information

The information set forth in the table below is as of December 31, 2022:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights[1] (a)	Weighted-average exercise price of outstanding options, warrants, and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders[2]	—	—	1,436,779
Equity compensation plans not approved by shareholders	—	—	—
Total	—	—	1,436,779

(1) As of December 31, 2022, there were no outstanding options. A total of 925,075 unvested restricted shares (including both time-vested restricted shares and performance shares) were excluded from column (a) as those shares are considered issued at the time of grant. Unvested restricted shares were also excluded from column (c) as they are no longer available for future issuance.

(2) Plans previously approved by the shareholders include the 2016 LTI Plan.

Pay Ratio Disclosure

To identify our median employee, we determined the sum of 2022 base salary, target annual incentive bonus or spot bonus and target long-term cash or equity-based incentive award value for each individual, excluding Mr. O'Donnell, who was employed by us on December 31, 2022. As of December 31, 2022, we employed 707 people worldwide. For our employees who were paid in currency other than U.S. dollars, these amounts were converted into U.S. dollars at the applicable exchange rate on December 31, 2022. We included all employees, whether full-time or part-time. We annualized the compensation for full-time and part-time employees that were not employed by us for all of 2022. We did not make cost-of-living adjustments or any other assumptions, adjustments or estimates. We believe we are using a consistently applied compensation measure that reasonably reflects the annual compensation of our employees, as base salary, annual incentive bonus or spot bonus and long-term cash or equity-based incentive awards generally comprise nearly all of the annual compensation of our employees.

Furthermore, a majority of our employees receive annual long-term cash or equity-based incentive awards and participate in our bonus program, and the actual amount of the bonus paid is generally determined using a formula applied consistently to each employee's target bonus amount.

The following table sets forth the ratio of Mr. O'Donnell's annual total compensation as reported in the 2022 Summary Compensation Table to the annual total compensation of our median employee, calculated in accordance with the Summary Compensation Table rules, for the 2022 fiscal year:

	Annual Total Compensation
Kevin J. O'Donnell	$ 10,130,622
President and Chief Executive Officer	
Median Employee	$ 187,080
Ratio	**54.2:1**

Pay Versus Performance

The following table sets forth information regarding our performance and the "compensation actually paid" to our named executive officers, as calculated in accordance with SEC disclosure rules:

Year[1]	Summary Compensation Table Total for PEO ($)[2]	Compensation Actually Paid to PEO ($)[3]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($)[2]	Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)[3]	Value of Initial Fixed $100 Investment Based On:[4]		Net Income ($) (in thousands)	Change in Book Value Per Share Plus Change in Accumulated Dividends[6] (%)
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[5]		
2022	10,130,622	10,086,031	3,373,344	3,575,079	96.58	144.67	(1,159,816)	(19.7)%
2021	8,908,774	8,210,429	2,963,222	2,784,054	87.91	126.01	(103,440)	(3.5)%
2020	9,573,736	5,911,812	3,429,817	2,394,301	85.30	105.39	993,058	16.0 %

[1] Kevin J. O'Donnell has served as our principal executive officer for the entirety of 2020, 2021 and 2022. Our other named executive officers for the applicable years were as follows:

- 2022: Robert Qutub; Ross A. Curtis; Ian D. Branagan; and Sean G. Brosnan
- 2021: Robert Qutub; Ross A. Curtis; Ian D. Branagan; and Sean G. Brosnan
- 2020: Robert Qutub; Ross A. Curtis; Ian D. Branagan; and Stephen H. Weinstein

[2] Amounts reported in this column represent (i) the total compensation reported in the Summary Compensation Table for the applicable year in the case of Mr. O'Donnell and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for our other named executive officers for the applicable year.

[3] To calculate the compensation actually paid ("CAP"), adjustments were made to the amounts reported in the Summary Compensation Table for the applicable year. A reconciliation of the adjustments for Mr. O'Donnell and for the average of the other named executive officers is set forth following the footnotes to this table.

[4] Pursuant to rules of the SEC, the comparison assumes $100 was invested on December 31, 2019. Historic stock price performance is not necessarily indicative of future stock price performance.

[5] The TSR peer group consists of the S&P 1500 Property & Casualty Insurance Index, an independently prepared index that includes companies in the property and casualty insurance industry (and which is used for the Company's stock performance chart in the annual report).

[6] As noted in "Executive Compensation—Compensation Discussion and Analysis," the Governance and Human Capital Committee selected change in book value per common share plus change in accumulated dividends as a key metric for evaluating and rewarding management's performance in the 2022 incentive program design. This measure is used to determine the vesting of 75% of the performance share awards, the most heavily weighted component of our executive compensation program.

Reconciliation of CAP Adjustments

CAP Adjustments – Kevin J. O'Donnell

Year	Summary Compensation Table Total ($)[a]	Minus Grant Date Fair Value of Stock Awards Granted in Fiscal Year ($)[b]	Plus Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards Granted in Fiscal Year ($)[c]	Plus/(Minus) Change in Fair Value of Outstanding and Unvested Granted in Prior Fiscal Years ($)[d]	Plus Fair Value at Vesting of Stock Awards Granted in Fiscal Year that Vested During Fiscal Year ($)[e]	Plus/(Minus) Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Years for which Applicable Vesting Conditions Were Satisfied During Fiscal Year ($)[f]	Minus Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions During Fiscal Year ($)[g]	Plus Dollar Value of Dividends Paid During the Year on Stock Awards ($)[h]	Equals Compensation Actually Paid ($)
2022	10,130,622	(5,014,750)	6,350,040	740,992	—	(372,333)	(1,806,074)	57,534	10,086,031
2021	8,908,774	(4,674,712)	4,867,899	165,907	—	(19,819)	(1,208,330)	170,710	8,210,429
2020	9,573,736	(4,674,754)	4,549,106	(2,015,955)	—	(779,437)	(896,109)	155,225	5,911,812

CAP Adjustments – Other Non-PEO Named Executive Officers (Average)

Year	Summary Compensation Table Total ($)[a]	Minus Grant Date Fair Value of Stock Awards Granted in Fiscal Year ($)[b]	Plus Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards Granted in Fiscal Year ($)[c]	Plus/(Minus) Change in Fair Value of Outstanding and Unvested Granted in Prior Fiscal Years ($)[d]	Plus Fair Value at Vesting of Stock Awards Granted in Fiscal Year that Vested During Fiscal Year ($)[e]	Plus/(Minus) Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Years for which Applicable Vesting Conditions Were Satisfied During Fiscal Year ($)[f]	Minus Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions During Fiscal Year ($)[g]	Plus Dollar Value of Dividends Paid During the Year on Stock Awards ($)[h]	Equals Compensation Actually Paid ($)
2022	3,373,344	(1,446,571)	1,831,753	208,920	—	(122,955)	(287,819)	18,407	3,575,079
2021	2,963,222	(1,267,789)	1,320,181	45,919	—	(10,064)	(302,207)	34,792	2,784,054
2020	3,429,817	(1,636,096)	1,418,051	(488,150)	174,070	(296,553)	(250,841)	44,003	2,394,301

[a] Represents Total Compensation as reported in the Summary Compensation Table for the indicated fiscal year. With respect to the CAP Adjustments - Other Non-PEO Named Executive Officer table, amounts shown represent averages. See footnote 1 for a list of the named executive officers included in the average for each indicated fiscal year.

[b] Represents the grant date fair value of the stock awards granted during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

[c] Represents the fair value as of the indicated fiscal year-end of the outstanding and unvested stock awards granted during such fiscal year, computed in accordance with the methodology used for financial reporting purposes.

[d] Represents the change in fair value during the indicated fiscal year of the outstanding and unvested stock awards held by the applicable named executive officer as of the last day of the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the fiscal year.

(e) Represents the fair value at vesting of the stock awards that were granted and vested during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

(f) Represents the change in fair value, measured from the prior fiscal year-end to the vesting date, of each stock award that was granted in a prior fiscal year and which vested during the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

(g) Represents the fair value as of the last day of the prior fiscal year of the stock awards that were granted in a prior fiscal year and which failed to meet the applicable vesting conditions in the indicated fiscal year, computed in accordance with the methodology used for financial reporting purposes.

(h) Represents the aggregate value of dividends paid on outstanding and unvested stock awards.

Relationship Between Pay and Performance

Below is a description of the relationships between executive compensation actually paid by us to the PEO and the average of the executive compensation actually paid to the named executive officers other than the PEO, and the cumulative total shareholder return; net income (loss); and change in book value per share plus change in accumulated dividends. As described in "Executive Compensation—Compensation Discussion and Analysis", our executive compensation program is heavily weighted towards long-term incentive awards that are settled in stock. Given this weighting towards long-term incentives, our compensation actually paid is less impacted by our net income and change in book value per share plus change in accumulated dividends and most greatly impacted by changes in our stock price.

Compensation Actually Paid vs Company and Index Total Shareholder Return



Compensation Actually Paid vs Company Net Income (loss)



Compensation Actually Paid vs Change in Book Value Per Share Plus Change in Accumulated Dividends



Performance Measures Used to Link Company Performance and Compensation Actually Paid to the NEOs

The following is a list of financial performance measures, which in our assessment represent the most important financial performance measures used by us to link our performance to compensation actually paid to the named executive officers for 2022. Please see "Executive Compensation—Compensation Discussion and Analysis" for a further description of these metrics and how they are used in our executive compensation program.

- Change in book value per share plus change in accumulated dividends
- Operating return on average common shareholders' equity
- Combined ratio
- Gross premiums written
- Underwriting expense ratio

Advisory Vote on the Frequency of the Advisory Vote on the Compensation of our Named Executive Officers

 The Board of Directors unanimously recommends that shareholders vote to hold future advisory votes on the compensation of the Company's named executive officers every **ONE YEAR.**

Overview of Proposal

We are providing our shareholders with the opportunity to vote, on an advisory basis, on the frequency of future advisory votes on our named executive officer compensation like the one in proposal 2 above (commonly known as "say on pay" votes), which are required to be held at least every three years. This non-binding, advisory vote on the frequency of "say on pay" votes is required to be conducted every six years and shareholders may indicate whether they prefer that we hold a "say on pay" vote every year, every two years or every three years, or they may abstain from this vote.

We last asked our shareholder to indicate the frequency with which they prefer that we hold a "say on pay" vote at our 2017 Annual General Meeting of Shareholders. In accordance with our recommendations and the advisory vote of our shareholders on the frequency of advisory votes on named executive officer compensation at our 2017 Annual General Meeting of Shareholders, we have presented a proposal for an advisory vote on named executive officer compensation to our shareholders each year.

Recommendation and Vote Required

While some shareholders may have the view that the effectiveness of our executive compensation program cannot be adequately evaluated on an annual basis due to the goal of creating shareholder value over the long term, our Board believes that an annual advisory vote on executive compensation will give our shareholders the best opportunity to provide us with their direct input each year on our compensation philosophy, policies and practices as disclosed in the proxy statement. Therefore, our Board recommends that you vote to hold the advisory vote on our named executive officer compensation, as disclosed pursuant to Item 402 of Regulation S-K, every year. While this vote is advisory and non-binding, our Board will take the results of the vote into account in its decision as to when to call for the next advisory vote on our named executive officer compensation, which may be more or less frequently than the Board's recommendation set forth below or the preference receiving the highest number of votes of our shareholders.

The enclosed proxy card gives you four choices for voting on this proposal. You can vote, on an advisory basis, to hold a shareholder advisory vote on our named executive officer compensation every year, every two years or every three years. You may also abstain from voting on this proposal. You are not voting to approve or disapprove our Board's recommendation on this proposal.

The option that receives the greatest number of votes cast by our shareholders at the Annual Meeting will be considered when determining the frequency for holding future advisory votes on our named executive officer compensation.

Audit Matters

Approval of the Appointment of Independent Registered Public Accounting Firm and Referral of the Determination of the Auditor's Remuneration to the Board of Directors

 The Board of Directors unanimously recommends that shareholders vote **FOR** the approval of the appointment of PricewaterhouseCoopers Ltd. as our independent registered public accounting firm for the 2023 fiscal year and the referral of the determination of the auditor's remuneration to the board of directors.

Overview of Proposal

The Audit Committee evaluates the performance of our independent registered public accounting firm each year and determines whether to reengage them or consider other firms. In doing so, the Audit Committee considers the auditor's service quality and efficiency, capability, technical expertise and knowledge of our operations and industry. In addition, the Audit Committee is involved in the selection of our independent registered public accounting firm's lead engagement partner and ensures that the mandated rotation of the lead partner occurs routinely. Upon recommendation of the Audit Committee, the Board has appointed PricewaterhouseCoopers Ltd. to serve as our independent registered public accounting firm for the 2023 fiscal year. We have engaged PricewaterhouseCoopers Ltd. in this capacity since 2022.

A representative of PricewaterhouseCoopers Ltd. is expected to attend the Annual Meeting. The representative will have an opportunity to make a statement if the representative so desires and will be available to respond to appropriate questions from shareholders.

Recommendation and Vote

In accordance with Bermuda law, our shareholders have the authority to approve the appointment of our independent registered public accounting firm and a proposal will be submitted to the shareholders at the Annual Meeting for approval of the appointment of PricewaterhouseCoopers Ltd. Shareholders at the Annual Meeting will also be asked to vote to refer the determination of the auditor's remuneration to the Board. Approval of this proposal requires the affirmative vote of a majority of the votes cast at the Annual Meeting and entitled to vote thereon.

Additional Information Regarding Change of Independent Auditor

As a matter of good corporate governance, the Audit Committee took a number of steps in 2021 in consideration of a potential audit firm rotation. Ernst & Young Ltd., the Company's independent registered public accounting firm for the fiscal year ended December 31, 2021, had served as the Company's auditor since 1993. Over the course of 2021, the Audit Committee invited several registered public accounting firms, including Ernst & Young Ltd., to participate in the process. Following an extensive evaluation, and upon recommendation of the Audit Committee, in July 2021, the Board appointed PricewaterhouseCoopers Ltd. to serve as our independent registered public accounting firm for the 2022 fiscal year.

As reported in our Current Report on Form 8-K, filed August 3, 2021, and amended on February 4, 2022, Ernst & Young Ltd. continued as our independent registered public accounting firm until the completion of its audit of our consolidated financial statements for the fiscal year ended December 31, 2021, which are included in our Annual Report on Form 10-K filed on February 8, 2023. Ernst & Young Ltd.'s reports on our consolidated financial statements as of and for the fiscal year ended December 31, 2021 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2021, and the subsequent interim period through February 4, 2022, there were no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between us and Ernst & Young Ltd. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Ernst & Young Ltd.'s satisfaction, would have caused Ernst & Young Ltd. to make reference thereto in their reports, and no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K.

During the fiscal year ended December 31, 2021 and the subsequent interim period through February 4, 2022, neither we nor anyone on our behalf consulted with PricewaterhouseCoopers Ltd. regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that PricewaterhouseCoopers Ltd. concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or any matter that was the subject of a disagreement (within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or any reportable event (within the meaning of Item 304(a)(1)(v) of Regulation S-K).

The Company requested that Ernst & Young Ltd. furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the statements contained in the Company's Current Report on Form 8-K filed August 3, 2021, and amended on February 4, 2022. A copy of Ernst & Young Ltd.'s letter, dated February 4, 2022, was filed as an exhibit to such Form 8-K/A.

Audit Fees

The following table summarizes the aggregate fees billed by PricewaterhouseCoopers Ltd. during our 2022 fiscal year and by Ernst & Young Ltd. during our 2021 fiscal year.

Type of Fees	Fiscal 2022 (PricewaterhouseCoopers) ($)	Fiscal 2021 (Ernst & Young) ($)
Audit Fees	4,642,433	5,519,098
Audit-Related Fees	72,500	101,010
Tax Fees	276,442	—
All Other Fees	12,000	—
Total	5,003,375	5,620,108

Audit Fees. Audit fees for 2022 and 2021 consist of fees for (a) the audit of our annual financial statements, (b) review of our quarterly financial statements, (c) statutory audits, and (d) assistance with and review of documents filed with the SEC (including comfort letters and consents).

Audit-Related Fees. Audit-related fees for both 2022 and 2021 principally related to audits of our employee benefits plans.

Tax Fees. Tax fees during our 2022 fiscal year consisted of fees related to (a) tax compliance services, (b) transfer pricing services, and (c) other tax consulting services. Ernst & Young Ltd. did not perform any tax services for us during our 2021 fiscal year.

All Other Fees. All other fees during our 2022 fiscal year consisted of fees related to (a) work permit processing, and (b) a compensation benchmark study. Ernst & Young Ltd. did not perform any other services for us during our 2021 fiscal year.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for managing our relationship with our independent auditor. The Audit Committee has the sole authority to appoint and engage our auditor, subject to approval and ratification by the shareholders. The Audit Committee regularly reviews the auditor's work plan, bills, and work product.

The Audit Committee must pre-approve all audit services and permitted non-audit services performed for us by our auditor, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act that are approved by the Audit Committee prior to the completion of the audit. The Audit Committee may delegate the authority to grant pre-approvals of audit and permitted non-audit services to a subcommittee of its members, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting. All engagements of PricewaterhouseCoopers Ltd. and Ernst & Young Ltd. to provide audit, audit-related services and permitted non-audit services to us during 2022 and 2021, respectively, were pre-approved by the Audit Committee, except for certain permitted non-audit services approved pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X which are included in all other fees above and amounted to 0.09% of PricewaterhouseCoopers Ltd.'s total fees for 2022.

Audit Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Commission, nor shall such information or report be incorporated by reference into any future filing by us under the Securities Act, or the Exchange Act, except to the extent that we specifically incorporate it by reference in such filing.

The Audit Committee oversees our financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing our financial statements, and for the public reporting process. PricewaterhouseCoopers Ltd., our independent auditor for 2022, is responsible for expressing opinions on the conformity of our audited financial statements with generally accepted accounting principles in the United States and on the effectiveness of our internal control over financial reporting.

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of our independent auditor, for the purpose of preparing or issuing an audit report. In fulfilling its oversight responsibilities, the Audit Committee reviewed (i) management's assessment of the effectiveness of our internal control over financial reporting and PricewaterhouseCoopers Ltd.'s evaluation of our internal control over financial reporting, and (ii) the audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2022 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed and discussed with PricewaterhouseCoopers Ltd. the matters that are required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Commission, including its judgments as to the quality, not just the acceptability, of our accounting principles, the reasonableness of significant judgments, all critical accounting policies and practices to be used, material alternative accounting treatments within generally accepted accounting principles discussed with management and other material written communications between PricewaterhouseCoopers Ltd. and management. The Audit Committee has discussed with PricewaterhouseCoopers Ltd. its independence from both management and the Company and has received the written disclosures and the letter from the independent auditor required by the applicable requirements of the Public Company Accounting Oversight Board. The Audit Committee has reviewed and discussed the audited financial statements with management.

The Audit Committee discussed with PricewaterhouseCoopers Ltd. the overall scope and plans for its audit. The Audit Committee met with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of our internal controls and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the Commission.

David C. Bushnell, Chair
Valerie Rahmani
Carol P. Sanders

Security Ownership

Security Ownership of Certain Beneficial Owners

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 10, 2023 for each person known by us to own beneficially 5% or more of our outstanding common shares.

Name and Address of Beneficial Owner	Number of Common Shares	Percentage of Class[1]
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	4,597,369	10.5%
BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10055	4,026,028	9.2%
T. Rowe Price Associates, Inc.[4] 100 E. Pratt Street Baltimore, MD 21202	3,105,292	7.1%
State Street Corporation[5] State Street Financial Center 1 Lincoln Street Boston, MA 02111	2,425,084	5.5%
State Farm Mutual Automobile Insurance[6] One State Farm Plaza Bloomington, IL 61710	2,399,303	5.5%

[1] The percentage of class shown is based on the common shares reported as beneficially owned on Schedule 13G or Schedule 13G/A and 43,712,675 common shares outstanding as of March 10, 2023.

[2] According to a Statement on Schedule 13G/A filed on February 9, 2023 by The Vanguard Group ("Vanguard"), Vanguard was the beneficial owner of 4,597,369 common shares as of December 31, 2022. Vanguard has the shared power to vote or direct the vote of 30,003 common shares, sole power to dispose of or to direct the disposition of 4,497,061 common shares and shared power to dispose or direct the disposition of 100,308 common shares. On May 11, 2018, we granted Vanguard a limited waiver from the restrictions on the acquisition of share ownership set forth in our Bye-laws, up to a maximum amount of shares representing 15% of our shares outstanding. Vanguard has agreed that, in accordance with our Bye-laws, the voting rights attributable to shares owned or controlled by Vanguard will not exceed 9.9% of the voting rights attached to all of our issued and outstanding capital shares.

[3] According to a Statement on Schedule 13G/A filed on January 24, 2023 by BlackRock, BlackRock was the beneficial owner of 4,026,028 common shares as of December 31, 2022. BlackRock has the sole power to vote or to direct the voting of 3,887,572 common shares and sole power to dispose of or to direct the disposition of 4,026,028 common shares. On November 15, 2016, we granted BlackRock a limited waiver from the restrictions on the acquisition of share ownership set forth in our Bye-laws, up to a maximum amount of shares representing 15% of our shares outstanding. BlackRock has agreed that, in accordance with our Bye-laws, the voting rights attributable to shares owned or controlled by BlackRock will not exceed 9.9% of the voting rights attached to all of our issued and outstanding capital shares.

[4] According to a Statement on Schedule 13G/A filed on February 14, 2023 by T. Rowe Price Associates, Inc. ("T. Rowe"), T. Rowe was the beneficial owner of 3,105,292 common shares as of December 31, 2022. T. Rowe has the sole power to vote or to direct the voting of 1,569,253 common shares and sole power to dispose of or to direct the disposition of 3,105,292 common shares. On February 6, 2023, we granted T. Rowe a limited waiver from the restrictions on the acquisition of share ownership set forth in our Bye-laws, up to a maximum amount of shares representing 15% of our shares outstanding. T. Rowe has agreed that, in accordance with our Bye-laws, the voting rights attributable to shares owned or controlled by T. Rowe will not exceed 9.9% of the voting rights attached to all of our issued and outstanding capital shares.

[5] According to a Statement on Schedule 13G/A filed on February 7, 2023 by State Street Corporation, State Street Corporation was the beneficial owner of 2,425,084 common shares as of December 31, 2022. State Street Corporation has the shared power to vote or direct the vote of 1,839,867 common shares and shared power to dispose or direct the disposition of 2,425,084 common shares.

[6] According to a Statement on Schedule 13G/A filed on January 31, 2023 by State Farm, State Farm was the beneficial owner of 2,399,303 common shares as of December 31, 2022. State Farm has the sole power to vote or to direct the voting of 2,399,303 common shares and sole power to dispose of or to direct the disposition of 2,399,303 common shares.

Security Ownership of Management

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 10, 2023 for each of our named executive officers, directors and director nominees and all of our executive officers and directors as a group. Unless otherwise noted below, each of these individuals had sole voting and dispositive power with respect to the common shares beneficially owned by him or her.

Name of Beneficial Owner	Number of Common Shares	Percentage of Class[1]
Kevin J. O'Donnell[2]	284,084	*
Robert Qutub[3]	73,191	*
Ross A. Curtis[4]	157,683	*
Ian D. Branagan[5]	76,342	*
Sean G. Brosnan[6]	22,640	*
David C. Bushnell[7]	19,273	*
James L. Gibbons[7]	28,653	*
Shyam Gidumal[7]	1,799	*
Brian G. J. Gray[7]	24,380	*
Duncan P. Hennes[7]	6,686	*
Torsten Jeworrek	—	
Henry Klehm III[7]	20,436	*
Valerie Rahmani[7]	6,686	*
Carol P. Sanders[7]	6,243	*
Anthony M. Santomero[7]	21,273	*
Cynthia Trudell[7]	4,524	*
All of our executive officers and directors (19 persons)[8]	923,349	2.1%

* Less than 1%

[1] The percentage of class shown is based on 43,712,675 common shares outstanding as of March 10, 2023.

[2] Includes (i) 35,088 time-vested restricted shares that have not yet vested and (ii) 86,306 performance shares, for which the performance period has not yet been completed, that are eligible to be earned if maximum performance is attained. Also includes 1,079 shares held by a limited partnership for the benefit of Mr. O'Donnell's family.

[3] Includes (i) 12,278 time-vested restricted shares that have not yet vested and (ii) 29,276 performance shares, for which the performance period has not yet been completed, that are eligible to be earned if maximum performance is attained.

[4] Includes (i) 13,397 time-vested restricted shares that have not yet vested and (ii) 31,980 performance shares, for which the performance period has not yet been completed, that are eligible to be earned if maximum performance is attained.

[5] Includes (i) 12,272 time-vested restricted shares that have not yet vested and (ii) 29,464 performance shares, for which the performance period has not yet been completed, that are eligible to be earned if maximum performance is attained. Also includes 1,371 common shares held by one of Mr. Branagan's children.

[6] Includes 9,865 time-vested restricted shares that have not yet vested.

[7] Includes the following number of restricted shares granted in payment of directors' fees that have not yet vested: 1,453 restricted shares for Mr. Gidumal; 1,787 restricted shares for Messrs. Bushnell, Gray, Hennes, Klehm and Santomero and Mses. Sanders and Trudell and Dr. Rahmani; 3,473 restricted shares for Mr. Gibbons.

[8] Includes 136,342 time-vested restricted shares that have not yet vested.

General Information

About the Proxy Materials and the Annual Meeting

This proxy statement summarizes the information you need to know to vote at the Annual Meeting. The notice regarding the availability of proxy materials, this proxy statement, the Notice of Annual General Meeting of Shareholders and the proxy card are first being made available to shareholders on or about March 23, 2023, concurrently with the distribution of our 2022 Annual Report to Shareholders. Our Annual Report shall not be deemed to be part of this proxy statement.

Record Date

The Board has set March 9, 2023 as the record date for the Annual Meeting. On the record date, there were 43,752,355 shares of our common stock outstanding and entitled to vote.

Shareholders Entitled to Vote

If you were the beneficial owner of common shares held in street name, or a shareholder of record with respect to our common shares at the close of business on the record date, you are entitled to notice of, and may vote at, the Annual Meeting. The common shares are our only class of equity securities outstanding and entitled to vote at the Annual Meeting.

Each of our common shares entitles its holder to one vote on each matter that is voted upon at the Annual Meeting or any postponements or adjournments thereof, subject to certain provisions of our Bye-laws that reduce the total voting power of any shareholder owning, directly or indirectly, beneficially or otherwise, as described in our Bye-laws, more than 9.9% of the common shares to not more than 9.9% of the total voting power of our capital stock unless otherwise waived at the discretion of the Board. In addition, the Board may limit a shareholder's voting rights where the Board deems it necessary to do so to avoid adverse tax, legal or regulatory consequences. The reduction of such voting power may have the effect of increasing another shareholder's voting power to more than 9.9%, thereby requiring a corresponding reduction in such other shareholder's voting power.

Because the applicability of the voting power reduction provisions to any particular shareholder depends on facts and circumstances that may be known only to the shareholder or related persons, we request that any holder of common shares with reason to believe that it is a shareholder whose common shares carry more than 9.9% of the voting power of RenaissanceRe contact us promptly so that we may determine whether the voting power of such holder's common shares should be reduced. The Board is empowered to require any shareholder to provide information as to that shareholder's beneficial ownership of common shares, the names of persons having beneficial ownership of the shareholder's common shares, relationships with other shareholders or any other facts the directors may consider relevant to the determination of the number of common shares attributable to any person. The Board may disregard the votes attached to common shares of any holder who fails to respond to such a request or who, in the Board's judgment, submits incomplete or inaccurate information. The Board retains the discretion to make such final adjustments that it considers fair and reasonable in all circumstances as to the aggregate number of votes attaching to the common shares of any shareholder to ensure that no shareholder's voting power is more than 9.9% of the total voting power of our capital stock at any time.

These voting power restrictions may be waived by the Board in its sole discretion. To date, the Board has consistently enforced these voting power restrictions.

Quorum

Two persons present in person and throughout the Annual Meeting representing in person or by proxy more than 50% of the issued common shares entitled to vote on the matters to be considered at the Annual Meeting form a quorum for the transaction of business at the Annual Meeting. Withheld votes for the election of directors, abstentions and "broker non-votes" (shares held by a broker or nominee that does not have discretionary authority to vote on a particular matter and has not received voting instructions from its client) will be counted for purposes of determining whether a quorum is present.

Vote Required

The Board has adopted a majority vote standard in uncontested director elections, which means that director nominees for whom the number of votes cast FOR that director's election exceeds the number of votes cast AGAINST that director's election (with abstentions and broker non-votes not counted as a vote cast either FOR or AGAINST a director's election) will be elected as a director at the Annual Meeting. In the event that a nominee for election fails to receive a majority of the votes cast at an election which is uncontested, such nominee will tender an irrevocable resignation, and the Board will decide whether to accept or reject the resignation no later than ninety (90) days following certification of the election results. Because we did not receive proper advance notice in accordance with our Bye-laws of any shareholder nominees for director, the election of directors solicited hereby is an uncontested election.

Your bank, broker or other nominee is not permitted to vote your shares on any proposal that is considered to be non-routine under the rules of the NYSE unless it has received your specific voting instructions with respect to that proposal. For routine matters, unless your proxy indicates otherwise, the persons named as your proxies will vote your shares according to the recommendation of the Board.

A hand vote will be taken unless a poll is requested pursuant to our Bye-laws.

The following table summarizes the voting options, vote required for approval and effect of abstentions and broker non-votes for each proposal to be considered at the Annual Meeting:

Proposal	Board Recommendation	Voting Options	Voting Approval Standard	Effect of Abstentions	Broker Discretionary Voting Allowed?	Effect of Broker Non-Votes
Election of four Class I director nominees	✓ FOR each director nominee	FOR, AGAINST or ABSTAIN for each director nominee	The number of votes cast FOR that director's election exceeds the number of votes cast AGAINST that director's election as a director at the Annual Meeting	No effect	No	No effect
Advisory vote on the compensation of our named executive officers	✓ FOR	FOR, AGAINST or ABSTAIN	Majority of the votes cast at the Annual Meeting	No effect	No	No effect
Advisory vote on the frequency of the advisory vote on the compensation of our named executive officers	✓ ONE YEAR	ONE YEAR, TWO YEARS, THREE YEARS or ABSTAIN	The option receiving the greatest number of votes will be considered when determining the frequency for holding future votes	No effect	No	No effect
Approval of the appointment of PricewaterhouseCoopers Ltd. as our independent registered public accounting firm for the 2023 fiscal year and the referral of the auditor's remuneration to the Board	✓ FOR	FOR, AGAINST or ABSTAIN	Majority of the votes cast at the Annual Meeting	No effect	Yes	Not applicable

How to Vote

Shareholder of Record

If your common shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the shareholder of record with respect to those shares, and the notice regarding the availability of proxy materials was sent directly to you by Broadridge Financial Solutions, Inc. ("Broadridge"), our tabulation agent and inspector of election.

If you are a shareholder of record, you may vote in person at the Annual Meeting, in which case we will give you a ballot when you arrive. If you do not wish to vote in person or if you will not be attending the Annual Meeting, you may vote (1) by proxy over the Internet by following the instructions provided in the notice; or (2) if you requested printed copies of the proxy materials by mail, you must either (a) fill out the enclosed proxy card, date and sign it and return it in the enclosed postage paid envelope; or (b) vote using the Internet (instructions are on the proxy card).

Beneficial Owner of Common Shares Held in Street Name

If your common shares are held in an account at a brokerage firm, bank, broker-dealer or similar organization, then you are the beneficial owner of common shares held in street name, and the notice regarding the availability of proxy materials should have been forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner of common shares held in street name, you have the right to direct that organization on how to vote the common shares held in your account.

If you are a beneficial owner of common shares held in street name and you wish to vote in person at the Annual Meeting, you must obtain and produce at the Annual Meeting a valid proxy from the organization that holds your common shares along with valid identification. We will give you a ballot when you arrive.

If you do not wish to vote in person or you will not be attending the Annual Meeting, you have the right to direct your brokerage firm, bank, broker-dealer or similar organization on how to vote the common shares held in your account. Please refer to the voting instructions provided by such organization for directions as to how to vote the common shares that you beneficially own.

Revoking Your Proxy

You may change your vote or revoke your proxy at any time before your proxy is voted at the Annual Meeting. You may vote again on a later date by following the same procedures by which you submitted your original vote, or by attending the Annual Meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request in writing that your prior proxy be revoked. Your latest vote or proxy, however submitted, will be counted. If you wish to change your vote or revoke your proxy, you must do so in sufficient time to permit the necessary examination and tabulation of the subsequent proxy or revocation before the vote is taken.

Effect of Not Voting

Shareholder of Record

If you are a shareholder of record and you indicate when voting on the Internet that you wish to vote as recommended by our Board or sign and return a proxy card without giving specific voting instructions, then the proxies will vote your shares in the manner recommended by our Board on all matters presented in this proxy statement and as the proxies may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting. Withheld votes for election of directors and proxies marked as abstentions to a proposal will not be counted except for purposes of determining whether a quorum is present.

Beneficial Owner of Common Shares Held in Street Name

If you are a beneficial owner of common shares held in street name and the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter at least 10 days before the Annual Meeting, the organization that holds your shares will inform our inspector of election that it does not have the authority to vote on this matter with respect to your shares. When our inspector of election tabulates the votes for any particular non-routine matter, broker non-votes (like abstentions) will be counted for purposes of determining whether a quorum is present, but will not otherwise be counted. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided by that organization.

Proxy Solicitation

Your proxy is being solicited by the Board. We have engaged the firm of MacKenzie Partners to act as the solicitation agent on behalf of the Board to assist in the solicitation of proxies for a fee of $15,000, plus the reimbursement of certain expenses, paid by us. The persons named in the proxy card have been designated as proxies by the Board and are officers of RenaissanceRe.

Further solicitation may be made by our directors, officers and employees personally, by telephone, Internet or otherwise, but such persons will not be specifically compensated for such services. We may also solicit, through bankers, brokers, or other persons, proxies from beneficial holders of the common shares. Upon request, we will reimburse brokers, dealers, banks, or similar entities for reasonable expenses incurred in forwarding copies of the proxy materials relating to the Annual Meeting to the beneficial owners of common shares that such persons hold of record.

Notice and Access

Pursuant to rules adopted by the Commission and applicable Bermuda law, we are providing access to our proxy materials over the Internet, which will save costs and paper. On or about March 23, 2023, we mailed a notice regarding the availability of proxy materials, which contains basic information about the Annual Meeting and instructions on how to view all proxy materials on a website referred to in the notice or to request to receive a printed set of the proxy materials.

The notice regarding availability of proxy materials will also provide you with instructions on how to request that we send our future proxy materials to you electronically by e-mail or to request to receive printed copies of future proxy materials by mail.

Multiple Notices or Sets of Printed Proxy Materials

If you receive multiple notices or sets of printed proxy materials, it generally means that you hold common shares registered in more than one account. To ensure that all of your shares are voted, please vote in the manner described above with respect to each notice or in the proxy card accompanying the proxy materials.

Appraisal Rights

The Board has not proposed for consideration at the Annual Meeting any transaction for which the laws of Bermuda grant appraisal rights to shareholders.

Voting Results

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be tallied by our inspector of election and filed with the SEC on a Current Report on Form 8-K within four business days following the Annual Meeting.

Additional Information

Other Action at the Annual Meeting

Our Annual Report to Shareholders for the year ended December 31, 2022, including financial statements for the year ended December 31, 2022, and the auditor's report thereon, has been made available to all shareholders. The financial statements and auditor's report will be formally presented at the Annual Meeting, but no shareholder action is required thereon.

As of the date of this proxy statement, we have no knowledge of any business, other than that which we have described herein, that will be presented for consideration at the Annual Meeting. In the event any other business is properly presented at the Annual Meeting, it is intended that the persons named in the accompanying proxy will have authority to vote such proxy in accordance with their judgment on such business. In addition, such persons may vote such proxy to adjourn the Annual Meeting if necessary. Our Board also has the authority to postpone the Annual Meeting in such circumstances. In the event it is advisable to adjourn, postpone or change location of the Annual Meeting, we will announce our decision as promptly as practicable.

Shareholder Proposals for 2024 Annual General Meeting of Shareholders

In accordance with SEC Rule 14a-8, shareholder proposals intended for inclusion in our 2024 proxy statement and to be presented at the 2024 Annual General Meeting of Shareholders must be received in writing by us no later than November 24, 2023 and must comply with the requirements of the Commission and our Bye-laws. Such proposals should be directed to the attention of the Corporate Secretary, RenaissanceRe Holdings Ltd., P.O. Box HM 2527, Hamilton, HM GX, Bermuda. Shareholders who intend to nominate persons for election as directors at our annual general meetings of shareholders must comply with the advance notice procedures and other provisions set forth in our Bye-laws in order for such nominations to be properly brought before that annual general meeting of shareholders. These provisions require, among other things, that written notice from no fewer than 20 shareholders holding in the aggregate not less than 10% of the outstanding paid-up share capital of RenaissanceRe be received by the Corporate Secretary of RenaissanceRe not less than 60 days prior to the annual general meeting of shareholders.

If a shareholder intends to present a proposal at the 2024 Annual General Meeting of Shareholders without any discussion of the proposal in our proxy statement, and the shareholder does not notify us of such proposal on or before February 7, 2024 as required by SEC Rule 14a-4(c)(1), then proxies received by us for the 2024 Annual General Meeting of Shareholders will be voted by the persons named as such proxies in their discretion with respect to such proposal. Notice of any such proposal is to be sent to the above address. In addition, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than RenaissanceRe nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 10, 2024.

Householding of Annual Meeting Materials

The SEC has enacted a rule that allows multiple investors residing at the same address the convenience of receiving a single copy of annual reports, proxy statements, prospectuses and other disclosure documents if they consent to do so. This is known as "householding." We will allow householding only upon certain conditions. Some of those conditions are:

- You agree to, or do not object to, the householding of your materials; and

- You have the same last name and exact address as another investor(s).

If these conditions are met, and SEC regulations allow, your household will receive a single copy of annual reports, proxy statements, prospectuses and other disclosure documents.

You may revoke a prior householding consent at any time by contacting Broadridge, either by calling toll-free at 1-866-540-7095, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. We will remove you from the householding program within 30 days of receipt of your response, following which you will receive an individual copy of our disclosure document. Shareholders sharing an address and wishing to receive a single set of reports may do so by contacting their banks or brokers, if they are beneficial holders, or by contacting Broadridge at the address set forth above if they are record holders.

Website

We maintain a website at www.renre.com. The information on this website, including but not limited to the information on the webpage titled "ESG at RenaissanceRe," is not incorporated by reference in this proxy statement.

Cautionary Statement Regarding Forward-Looking Statements

Any forward-looking statements made in this Proxy Statement reflect RenaissanceRe's current views with respect to future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are subject to numerous factors that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements, including the following: our exposure to natural and non-natural catastrophic events and circumstances and the variance they may cause in our financial results; the effect of climate change on our business, including the trend towards increasingly frequent and severe climate events; the effectiveness of our claims and claim expense reserving process; the effect of emerging claims and coverage issues; the performance of our investment portfolio and financial market volatility; the effects of inflation; the ability of our ceding companies and delegated authority counterparties to accurately assess the risks they underwrite; our ability to maintain our financial strength ratings; the highly competitive nature of our industry; our reliance on a small number of brokers; collection on claimed retrocessional coverage, and new retrocessional reinsurance being available on acceptable terms or at all; the historically cyclical nature of the (re)insurance industries; our ability to attract and retain key executives and employees; our ability to successfully implement our business, strategies and initiatives; our exposure to credit loss from counterparties; our need to make many estimates and judgments in the preparation of our financial statements; our ability to effectively manage capital on behalf of investors in joint ventures or other entities we manage; changes to the accounting rules and regulatory systems applicable to our business, including changes in Bermuda and U.S. laws or regulations; other political, regulatory or industry initiatives adversely impacting us; our ability to comply with covenants in our debt agreements; the effect of adverse economic factors, including changes in the prevailing interest rates and recession or the perception that recession may occur; the effect of cybersecurity risks, including technology breaches or failure; a contention by the U.S. Internal Revenue Service that any of our Bermuda subsidiaries are subject to taxation in the U.S.; the effects of possible future tax reform legislation and regulations in the jurisdictions in which we operate; our ability to determine any impairments taken on our investments; our ability to raise capital on acceptable terms, including through debt instruments, the capital markets, and third party investments in our joint ventures and managed fund partners; our ability to comply with applicable sanctions and foreign corrupt practices laws; and our dependence on the ability of our operating subsidiaries to declare and pay dividends; and other factors affecting future results disclosed in RenaissanceRe's filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Appendix A: Reconciliation of Non-GAAP Financial Measures

We have included certain non-GAAP financial measures within the meaning of Regulation G in this proxy statement. We have provided certain of these financial measures in previous investor communications and our management believes that such measures are important to investors and other interested persons, and that investors and such other persons benefit from having a consistent basis for comparison between periods and for comparison with other companies within or outside the industry. These measures may not, however, be comparable to similarly titled measures used by companies within or outside of the insurance industry. Investors are cautioned not to place undue reliance on these non-GAAP measures in assessing our overall financial performance.

Operating Income (Loss) Available (Attributable) to RenaissanceRe Common Shareholders and Operating Return on Average Common Equity – Annualized

We use "operating income (loss) available (attributable) to RenaissanceRe common shareholders" as a measure to evaluate the underlying fundamentals of our operations and we believe it to be a useful measure of our corporate performance. "Operating income (loss) available (attributable) to RenaissanceRe common shareholders" as used herein differs from "net income (loss) available (attributable) to RenaissanceRe common shareholders," which we believe is the most directly comparable GAAP measure, by the exclusion of (1) net realized and unrealized gains and losses on investments, excluding other investments - catastrophe bonds, (2) net foreign exchange gains and losses, (3) corporate expenses associated with the acquisition of Tokio Millennium Re AG and certain associated entities and subsidiaries (collectively, "TMR")and the subsequent sale of RenaissanceRe (UK) Limited ("RenaissanceRe UK"), (4) the income tax expense or benefit associated with these adjustments and (5) the portion of these adjustments attributable to the Company's redeemable noncontrolling interests. Our management believes that "operating income (loss) available (attributable) to RenaissanceRe common shareholders" is useful to investors because it more accurately measures and predicts our results of operations by removing the variability arising from these adjustments. We also use "operating income (loss) available (attributable) to RenaissanceRe common shareholders" to calculate "operating income (loss) available (attributable) to RenaissanceRe common shareholders per common share - diluted" and "operating return on average common equity - annualized."

The following table is a reconciliation of: (1) net income (loss) available (attributable) to RenaissanceRe common shareholders to "operating income (loss) available (attributable) to RenaissanceRe common shareholders"; (2) net income (loss) available (attributable) to RenaissanceRe common shareholders per common share - diluted to "operating income (loss) available (attributable) to RenaissanceRe common shareholders per common share - diluted"; and (3) return on average common equity - annualized to "operating return on average common equity - annualized." Comparative information for all prior periods has been updated to conform to the current methodology and presentation.

	Year Ended December 31,	
(in thousands of U.S. dollars, except per share amounts and percentages)	2022	2021
Net income (loss) available (attributable) to RenaissanceRe common shareholders	$(1,096,578)	$ (73,421)
Adjustment for net realized and unrealized losses (gains) on investments, excluding other investments - catastrophe bonds	1,670,150	183,101
Adjustment for net foreign exchange losses (gains)	56,909	41,006
Adjustment for corporate expenses associated with the acquisition of TMR and the subsequent sale of RenaissanceRe UK	—	135
Adjustment for income tax expense (benefit)[1]	(83,149)	(11,521)
Adjustment for net (loss) income attributable to redeemable noncontrolling interests[2]	(231,776)	(57,701)
Operating income (loss) available (attributable) to RenaissanceRe common shareholders	$ 315,556	$ 81,599
Net income (loss) available (attributable) to RenaissanceRe common shareholders per common share - diluted	$ (25.50)	$ (1.57)
Adjustment for net realized and unrealized losses (gains) on investments, excluding other investments - catastrophe bonds	38.80	3.88
Adjustment for net foreign exchange losses (gains)	1.32	0.87
Adjustment for corporate expenses associated with the acquisition of TMR and the subsequent sale of RenaissanceRe UK	—	—
Adjustment for income tax expense (benefit)[1]	(1.93)	(0.24)
Adjustment for net (loss) income attributable to redeemable noncontrolling interests[2]	(5.39)	(1.22)
Operating income (loss) available (attributable) to RenaissanceRe common shareholders per common share - diluted	$ 7.30	$ 1.72
Return on average common equity - annualized	(22.0)%	(1.1)%
Adjustment for net realized and unrealized losses (gains) on investments, excluding other investments - catastrophe bonds	33.5 %	2.9 %
Adjustment for net foreign exchange losses (gains)	1.1 %	0.6 %
Adjustment for corporate expenses associated with the acquisition of TMR and the subsequent sale of RenaissanceRe UK	—	—
Adjustment for income tax expense (benefit)[1]	(1.7)%	(0.2)%
Adjustment for net (loss) income attributable to redeemable noncontrolling interests[2]	(4.6)%	(0.9)%
Operating return on average common equity - annualized	6.3 %	1.3 %

[1] Represents the income tax (expense) benefit associated with the adjustments to net income (loss) available (attributable) to RenaissanceRe common shareholders. The income tax impact is estimated by applying the statutory rates of applicable jurisdictions, after consideration of other relevant factors.

[2] Represents the portion of the adjustments above that are attributable to the Company's redeemable noncontrolling interests, including the income tax impact of those adjustments.

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RenaissanceRe Holdings Ltd.

Renaissance House
12 Crow Lane
Pembroke HM 19
Bermuda

Tel: +1 441 295 4513
renre.com